PROSPECTUS

                                4,000,000 SHARES

                        AUTHENTIC SPECIALTY FOODS, INC.
                                                              [LA VICTORIA LOGO]
[CALIDAD LOGO]                    COMMON STOCK
                             ---------------------

     The 4,000,000 shares of Common Stock offered hereby (the "Offering") are being offered by Authentic Specialty Foods, Inc. (the "Company" or "Authentic Specialty Foods"). Prior to this Offering, there has been no public market for the Common Stock. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Company has been approved for inclusion of the Common Stock on the Nasdaq National Market under the symbol "ASFD."

                             ---------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==============================================================================================================
                                                                      UNDERWRITING
                                                 PRICE TO            DISCOUNTS AND           PROCEEDS TO
                                                  PUBLIC             COMMISSIONS(1)         COMPANY(2)(3)
--------------------------------------------------------------------------------------------------------------
Per Share................................         $8.00                  $0.56                  $7.44
Total....................................      $32,000,000             $2,240,000            $29,760,000
==============================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $775,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 600,000 additional shares on the same terms and conditions as set forth above solely to cover over-allotments, if any. If the Underwriters exercise this option in full, then the total price to the public, underwriting discounts and commissions and proceeds to the Company will be $36,800,000, $2,576,000 and $34,224,000, respectively. See "Underwriting."

                             ---------------------
     The shares of Common Stock are offered severally by the Underwriters named herein subject to receipt and acceptance by them, and subject to their right to reject any order in whole or in part. It is expected that certificates representing the shares will be ready for delivery at the offices of Cruttenden Roth Incorporated, Irvine, California, on or about September 2, 1997.
                            ------------------------
CRUTTENDEN ROTH
       INCORPORATED

                            SUTRO & CO. INCORPORATED
                                                       WEDBUSH MORGAN SECURITIES

                THE DATE OF THIS PROSPECTUS IS AUGUST 27, 1997.

     [This page contains a photograph of certain of Calidad's products (including packages of a variety of tortillas and tortilla chips, meats, cheeses, salsas, spices and peppers) and a photograph of certain of La Victoria's products (including salsas, taco sauces, other Mexican sauces, jalapenos, tomatillos, cheese sauce and refried beans), as well as a color logo of each brand.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The Company has entered into a Contribution and Exchange Agreement as a result of which La Victoria Foods, Inc. ("La Victoria") will become a wholly-owned subsidiary of the Company. The consummation of this acquisition (the "La Victoria Acquisition") is conditioned upon, and will occur immediately following, the completion of this Offering, and this Offering will not be consummated unless the La Victoria Acquisition is completed. Unless the context otherwise requires, (i) references to the "Company" or "Authentic Specialty Foods" shall refer to Authentic Specialty Foods, Inc. and its consolidated subsidiaries, (ii) references to "La Victoria" shall refer to La Victoria Foods, Inc. and the operations conducted thereby, (iii) references to "Calidad" shall refer to the Company's operations other than those relating to La Victoria and
(iv) references to "Shansby" shall refer to The Shansby Group, TSG International, TSG2 L.P. and all of their successors and affiliates. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Except as otherwise specified or the context otherwise requires, share and per share information gives effect to the 1,700-for-1 stock split effected by the Company on June 20, 1997. Investors should carefully consider the information set forth in "Risk Factors." The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

     Authentic Specialty Foods provides an extensive line of Mexican food products to Mexican-American consumers, as well as non-Hispanic consumers who enjoy authentic Mexican food. The Company believes that it is unique for focusing its efforts on Mexican-American consumers. After this Offering, the Company believes that it will be the largest publicly-owned company engaged solely in the manufacture and distribution of Mexican food products targeting primarily the Mexican-American consumer. The Company has two separate brands -- Calidad(TM) and La Victoria(TM) -- both of which are recognized for high quality products and well-accepted by the Company's target consumers. The Calidad and La Victoria brands have strong market positions in the southwestern and western regions of the United States, respectively, particularly in Texas and California. Following the completion of this Offering, the Company will be poised for internal growth and to take advantage of acquisition opportunities in the highly fragmented Mexican food industry. Management has extensive experience in the food industry and intends to utilize its expertise to improve the operating efficiencies and to expand the sales of Authentic Specialty Foods and any companies acquired in the future. With the exception of the La Victoria Acquisition and certain preliminary discussions with respect to the possible acquisition of a small tortilla manufacturer in Houston, Texas, the Company does not currently have any agreements, understandings or negotiations in connection with any future acquisitions.

     Calidad sells branded and private label tortillas and tortilla chips, as well as branded cheeses, meats and shelf-stable products (including spices, salsas and peppers) primarily to grocery stores in Texas and certain adjacent states. Calidad provides retailers with an extensive line of quality products under a comprehensive service program through which Calidad's direct store delivery ("DSD") salespersons can manage substantially all of a customer's Mexican food category. The strength of the Calidad brand name (which means "Quality" in Spanish), its comprehensive service program and the breadth and quality of its product line have enabled Calidad to achieve significant market penetration of stores in North Texas, including the Dallas/Ft. Worth metroplex, one of the largest Mexican-American population centers in the country. Calidad's tortillas and tortilla chips are manufactured daily in a 70,000 square foot facility in Grand Prairie, Texas, which is located in the Dallas/Ft. Worth metroplex. The Company also purchases other products manufactured by third parties for distribution under the Calidad brand and other brand names.

     La Victoria sells a wide variety of branded salsas and other Mexican sauces primarily to grocery stores in California and certain other western states. Founded in 1917, La Victoria believes it has significant market share in the "hot" segment of the salsa and Mexican sauce category. Although La Victoria is a regional brand, it outsells a number of national brands in several western states in both taco sauces and salsas. In addition, La Victoria sells its products to restaurants and wholesale restaurant suppliers on a branded and private label basis and to warehouse clubs on a branded basis. Generally, La Victoria's products are delivered to a retail customer's warehouse or distribution facility rather than directly to a customer's retail outlets. La Victoria manufactures substantially all of its products in a 112,000 square foot production and warehouse facility located in Rosemead, California, a suburb of Los Angeles.

     The Mexican food segment of the domestic food industry is expected to experience a compound annual growth rate of approximately 8% from an estimated base of $2.4 billion in sales in 1994 (excluding tortilla chips). A significant percentage of the Mexican food segment is comprised of tortillas and Mexican-style sauces, the Company's principal products. As an example of the increased popularity of Mexican food, in 1995 United States consumers purchased 30% more Mexican-style sauces than ketchup. In 1996, Hispanics comprised 10.4%, 29.7% and 29.1% of the total United States, California and Texas populations, respectively. From 1990 to 1996, the Hispanic populations of California and Texas are estimated to have grown at an average annual rate of approximately 2.7%. The U.S. Census Bureau has estimated that in 1996 there were 27.2 million Hispanics living in the United States. Of this amount, approximately 64% were of Mexican descent or origin.

     Calidad was acquired in March 1992 by Shansby, a buyout firm based in San Francisco that specializes in acquiring and improving branded consumer product companies (particularly in the food industry). Since 1992, Calidad has recruited its management team, strengthened its management information systems and infrastructure and acquired another Dallas-area tortilla and tortilla chip manufacturer. In addition, Calidad has standardized its logo and trade dress, entered into several independent distribution agreements, extended its product offerings, discontinued certain marketing relationships that were less profitable and expanded distribution within North Texas and certain adjacent states.

     Management believes it can execute a number of operational improvements at La Victoria, including reducing certain operating expenses, particularly marketing expenditures. The Company plans to gradually shift production of selected products from fresh to processed tomatoes. La Victoria currently manufactures the majority of its products with fresh vegetables during the four to six month tomato harvest in California. Management intends to implement this change only with respect to those La Victoria products where the taste or quality of these products will not be affected. Management believes this production shift will increase manufacturing efficiency, expand useful plant capacity and reduce working capital requirements. Additionally, the Company intends to implement new sales and marketing initiatives, including increasing in-store marketing, introducing new sizes and packages for non-grocery sales channels and introducing La Victoria products in selected new markets. The Company also believes it can offer La Victoria's products through the Calidad distribution system under the Calidad and La Victoria brand names.

     The Company's objective is to expand its position as a leading provider of an extensive line of Mexican food products primarily to Mexican-American consumers. In order to achieve this objective, the Company's strategy is to (i) improve the operations of Authentic Specialty Foods in the areas of product development, merchandising, production, distribution and sales; (ii) acquire Mexican food manufacturers or brands in areas with large, growing Mexican-American populations and utilize the skills and experience of its management team to integrate and improve the operations of these newly acquired companies; (iii) expand the Company's geographic markets and increase distribution of the Company's products in its existing markets; and (iv) continue to add new products and brands to the Company's existing line of products.

     Shansby, which has significant experience in acquiring and improving branded food companies, has advised and assisted Authentic Specialty Foods since 1992 and will own approximately 29.7% of the outstanding Common Stock after this Offering. Shansby Partners, L.L.C., a new affiliate of Shansby ("Shansby Partners"), has entered into an advisory agreement (the "Advisory Agreement") with Authentic Specialty Foods in order to assist the Company in developing and implementing its business strategy. Shansby provided significant assistance to the Company in arranging the La Victoria Acquisition, and the Company believes that its relationship with Shansby will be beneficial to its successful implementation of its business strategy. For example, Shansby has recruited certain members of the management team of The Famous Amos Chocolate Chip Cookie Corporation, one of Shansby's former portfolio companies, to serve as chief executive officer of Authentic Specialty Foods and chief operating officer of La Victoria. Shansby also assisted in recruiting other key members of management of Calidad with extensive experience in the food industry. See "Management," "The Shansby Group" and "Certain Transactions."

                          THE LA VICTORIA ACQUISITION

     The La Victoria Acquisition is the Company's first step in its acquisition strategy. This acquisition (i) adds another strong brand of Mexican food products, (ii) expands the Company's geographic marketing area into another part of the United States with a large, growing Mexican-American population and (iii) broadens the Company's extensive product line. See "The La Victoria Acquisition."

     As of the date of this Prospectus, 50% of La Victoria is owned by Robert C. Tanklage, the President of La Victoria and a member of the family that has owned and operated La Victoria since 1947, 49.5% is indirectly owned by Shansby and 0.5% is indirectly owned by Keith R. Lively, Chairman and Chief Executive Officer of the Company. Pursuant to the Contribution and Exchange Agreement between the Company, Mr. Tanklage, Shansby and Mr. Lively (the "Contribution and Exchange Agreement"), the Company will acquire beneficial ownership of 100% of the capital stock of La Victoria. The consummation of the La Victoria Acquisition is conditioned upon, and will occur immediately following, the consummation of this Offering.

     The total purchase price to be paid by the Company for La Victoria is approximately $35.2 million (consisting of $12 million of cash, $5 million of debt assumption and approximately $18.2 million of Common Stock), excluding transaction expenses. The Company will use approximately 43% of the net proceeds from this Offering to pay for the $12 million cash portion of the purchase price for La Victoria and to pay related transaction expenses. See "Use of Proceeds." The La Victoria Acquisition is the culmination of a series of negotiations and transactions, with respect to which Shansby has spent a substantial amount of time, and Shansby, LV Foods, L.L.C., a Shansby affiliate ("LV Foods") and La Victoria have incurred significant out-of-pocket expenses, including legal, accounting, market research and finders' fees. La Victoria has paid LV Foods $475,000 to reimburse LV Foods for its transaction expenses, $200,000 of which were incurred in 1996 and $275,000 of which were incurred in 1997. In addition, La Victoria has paid Shansby $250,000 to reimburse Shansby for the transaction expenses it incurred in 1997.

                                  THE OFFERING

Common Stock offered by the Company.....     4,000,000 shares

Common Stock to be outstanding after
this Offering...........................     7,186,500 shares(1)(2)

Use of Proceeds.........................     To repurchase 788,500 shares of
                                              Common Stock currently owned by
                                              Shansby, to pay the cash
                                              consideration in, and transaction
                                              expenses related to, the La
                                              Victoria Acquisition, to repay
                                              certain outstanding indebtedness
                                              and for general corporate
                                              purposes, which may include
                                              acquisitions. See "Use of
                                              Proceeds."

Nasdaq National Market symbol...........     "ASFD"
---------------

(1) Excludes 350,000 shares of Common Stock reserved for issuance pursuant to the Company's 1997 Stock Plan (the "Stock Plan"), pursuant to which grants of options to purchase 130,000 shares will be made upon consummation of this Offering with an exercise price (subject to adjustment) equal to the price to public set forth on the cover page of this Prospectus. See
    "Management -- Executive Compensation -- 1997 Stock Plan." Also excludes 350,000 shares of Common Stock issuable pursuant to a five-year warrant (the "Shansby Warrant") to be issued to Shansby Partners, with an exercise price (subject to adjustment) equal to the price to public set forth on the cover page of this Prospectus.

(2) Gives effect to the repurchase of 788,500 shares of Common Stock owned by Shansby on the date of this Prospectus at a repurchase price equal to the net proceeds (before offering expenses) to be received by the Company with respect to an equivalent number of shares. This repurchase will occur simultaneously with the consummation of this Offering. Also assumes the issuance of 2,275,000 shares of Common Stock to Shansby, Mr. Lively and Mr. Tanklage pursuant to the La Victoria Acquisition. See "The La Victoria Acquisition."

                         SUMMARY FINANCIAL INFORMATION

                                                YEARS ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                          -------------------------------------   ---------------------------
                                                                          PRO                           PRO
                                                                         FORMA                         FORMA
                                                                        -------                       -------
                                           1994      1995      1996     1996(1)    1996      1997     1997(1)
                                          -------   -------   -------   -------   -------   -------   -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net sales...............................  $19,637   $21,028   $21,198   $59,346   $10,528   $10,962   $29,939
Cost of sales...........................   13,213    14,266    14,081    33,479     6,927     7,191    16,425
                                          -------   -------   -------   -------   -------   -------   -------
  Gross profit..........................    6,424     6,762     7,117    25,867     3,601     3,771    13,514
Operating expenses......................    7,210     6,940     6,768    23,054     3,314     3,247    12,082
                                          -------   -------   -------   -------   -------   -------   -------
  Income (loss) from operations.........     (786)     (178)      349     2,813       287       524     1,432
                                          -------   -------   -------   -------   -------   -------   -------
Other income (expense)
Interest expense........................     (161)     (219)     (328)   (1,612)     (167)     (165)     (724)
Interest income.........................       --        62         2        95         2        --        95
Gain (loss) on disposal of property and
  equipment.............................      (38)     (192)      (22)      (23)      (22)        1        12
                                          -------   -------   -------   -------   -------   -------   -------
                                             (199)     (349)     (348)   (1,540)     (187)     (164)     (617)
                                          -------   -------   -------   -------   -------   -------   -------
  Income (loss) before income taxes.....     (985)     (527)        1     1,273       100       360       815
Income tax expense (benefit)............       --        --        --       736        34       122       385
                                          -------   -------   -------   -------   -------   -------   -------
  Net income (loss).....................  $  (985)  $  (527)  $     1   $   537   $    66   $   238   $   430
                                          =======   =======   =======   =======   =======   =======   =======
Earnings (loss) per share...............  $ (0.59)  $ (0.31)  $  0.00   $  0.07   $  0.04   $  0.14   $  0.06
Weighted average number of common shares
  outstanding...........................    1,680     1,700     1,700     7,187(2)   1,700    1,700     7,187(2)

                                                                AS OF JUNE 30, 1997
                                          AS OF DECEMBER 31,    -------------------
                                          ------------------                 PRO
                                           1995       1996      ACTUAL     FORMA(1)
                                          -------    -------    -------    --------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............  $     9    $   200    $   114    $ 8,862
Working capital (deficit)...............   (1,499)    (1,557)    (1,300)    18,878
Total assets............................    7,132      7,089      7,198     56,778
Notes payable to bank...................      751      1,319      1,350         --
Long-term debt..........................    1,249        920        816     11,125
Shareholders' equity....................    2,048      2,049      2,409     37,081

---------------

(1) On a pro forma basis, as adjusted to give effect to the La Victoria Acquisition and the application of the net proceeds of this Offering in the manner described in "Use of Proceeds." See "Unaudited Pro Forma Consolidated Financial Statements."

(2) Gives effect to the repurchase of 788,500 shares of Common Stock owned by Shansby on the date of this Prospectus at a repurchase price equal to the net proceeds (before offering expenses) to be received by the Company with respect to an equivalent number of shares. This repurchase will occur simultaneously with the consummation of this Offering. Also assumes the issuance of 2,275,000 shares of Common Stock to Shansby, Mr. Lively and Mr. Tanklage pursuant to the La Victoria Acquisition. See "The La Victoria Acquisition."
                             ---------------------

     The Company was incorporated as a Texas corporation in 1981. The Company's principal executive offices are located at 1313 Avenue R, Grand Prairie, Texas 75050, and its telephone number is (972) 933-4100.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

ABILITY TO IMPLEMENT THE LA VICTORIA STRATEGY

     Management believes that the consummation of the La Victoria Acquisition will substantially increase the Company's geographic market, revenues and net income. The Company's ability to realize any long-term advantages from the La Victoria Acquisition will depend in large part on successfully managing and improving the operations of La Victoria. La Victoria has exhibited declining sales revenues over the last four years, the result of increased competition, unsuccessful marketing strategies and management's decision to leave certain unprofitable markets. Following the consummation of the La Victoria Acquisition, the Company will implement new sales and marketing initiatives in an effort to reverse this trend. There can be no assurance that the new marketing strategies will result in improved sales or profitability. In addition, management believes that for the foreseeable future the Company will be unable to consolidate many of the managerial and administrative operations of La Victoria with the Company's operations, due in part to the geographic separation between the operations and their dissimilar nature. Accordingly, the Company does not expect to achieve reductions in general and administrative expenses for the combined entities. In addition, no assurance can be made that the Company will be able to successfully achieve improvements at La Victoria in a timely manner or at all.

ACQUISITION STRATEGY

     The Company's acquisition strategy is based on identifying and acquiring businesses engaged in manufacturing and/or distributing Mexican food products in markets where the Company currently does not operate or businesses with products and/or brands that would complement the Company's product mix. The Company will evaluate specific acquisition opportunities based on prevailing market and economic conditions. The Company's lack of experience in new markets it may enter through future acquisitions could have an adverse effect on the Company's results of operations and financial condition. Acquisitions may require investment of operational and financial resources and could require integration of dissimilar operations, assimilation of new employees, diversion of management time and resources, increases in administrative costs, potential loss of key employees of the acquired company and additional costs associated with debt or equity financing. Any future acquisition by the Company could have an adverse effect on the Company's results of operations or could result in dilution to existing shareholders, including those purchasing shares of Common Stock in this Offering. The Company may encounter increased competition for acquisitions in the future, which could result in acquisition prices the Company does not consider acceptable. There can be no assurance that the Company will find suitable acquisition candidates at acceptable prices or succeed in integrating any acquired business into the Company's existing business or in retaining key customers of acquired businesses. There can also be no assurance that the Company will have sufficient available capital resources to execute its acquisition strategy. See "Business -- Business Strategy -- Acquisition Opportunities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Authentic Specialty Foods, Inc. -- Liquidity and Capital Resources."

COMPETITION

     The production and distribution of Mexican food is a competitive industry. The Company is in competition with a number of manufacturers, marketers and distributors of Mexican food products and manufacturers of snack foods. Many of the Company's competitors have substantially greater financial and other resources than the Company and may offer lower prices on competitive products. While the Company believes it is in an advantageous position as a provider of an extensive line of Mexican food products in its primary marketing areas of North Texas and California, there can be no assurance that suppliers focusing on a single product could not erode the Company's market share of that product and have a material adverse effect on the Company's business, financial condition and results of operations. The Company will also be subject to future competition from other manufacturers, marketers and distributors and retailers who enter into the Mexican food manufacturing and distribution industry. While the Company believes that it has brand recognition and brand loyalty in its current market areas, particularly among Mexican-American consumers, many of the Company's competitors engage in extensive local and national advertising and marketing. The brand names for products distributed by these competitors may be significantly more recognizable to the average consumer than the Company's brand names. In addition, competition for shelf space in retail grocery stores is intense. The Company is competing with a number of regional and national manufacturers of Mexican food products for shelf space. While Calidad's and La Victoria's distribution systems are effective in their respective market areas, no assurance can be given that the Company will be able to compete as it expands into new markets. See "Business -- Competition."

FLUCTUATIONS IN OPERATING RESULTS

     The Company may experience significant fluctuations in future operating results because of a number of factors including, among other things, the size and timing of customer orders, new product introductions, quality control difficulties, market acceptance of new products, product returns, seasonality in product purchases and trends in the food industry in general and in the specific markets in which the Company is active.

DEPENDENCE ON KEY CUSTOMERS

     Calidad has certain key customers whose loss would adversely affect the Company's business, financial condition and results of operations. Calidad's largest customer is Minyard Food Stores ("Minyard Foods"), which accounted for 27.6% of Calidad's net sales in 1996. Minyard Foods actually consists of three separate operating divisions: Minyard Food Stores, Sack 'n Save and Carnival. Calidad has a separate relationship with each of these three divisions, which are operated somewhat autonomously and serve different market segments. During 1996, Minyard Food Stores accounted for $1.5 million of Calidad's net sales (6.9%), Sack 'n Save accounted for $2.5 million (11.6%) and Carnival accounted for $1.9 million (9.1%). Minyard Foods has been a customer of Calidad since 1981. For the year ended May 31, 1997, American Stores Company and Safeway, Inc. accounted for 10.0% and 12.9% of La Victoria's net sales, respectively. On a combined basis, the largest customer of Authentic Specialty Foods would be Minyard Foods, with approximately 10.0% of the aggregate net sales of Calidad and La Victoria.

     There is no assurance that the Company will be successful in maintaining its relationship with its significant customers in the future. The loss of, or any material reduction in, sales to any significant customer could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has not entered into any long-term contracts with any of its customers, nor is any customer obligated to order additional products from the Company. There can be no assurance that the Company will be able to maintain or continue to increase the level of its sales in the future or that the Company will be able to retain existing customers or attract new customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends in part upon the continued services of its highly skilled personnel involved in management, production and distribution, and, in particular, upon the efforts and abilities of Keith R. Lively, the Chief Executive Officer and Chairman of the Company's Board of Directors, Herman L. "Bing" Graffunder, the President and a Director of the Company, Samuel E. Hillin, Jr., the Chief Financial Officer of the Company, Robert C. Tanklage, the President of La Victoria, and Michael Westhusing, the Chief Operating Officer of La Victoria. The loss of service of Mr. Lively, Mr. Graffunder, Mr. Hillin, Mr. Tanklage, Mr. Westhusing or any other key personnel of the Company could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has entered into three-year employment agreements with both Mr. Graffunder and Mr. Hillin, and La Victoria has entered into a five-year employment agreement with Mr. Tanklage. However, Mr. Lively and Mr. Westhusing have not entered into employment agreements with the Company. Furthermore, the Company does not have key-person life insurance on any of its employees. The success of the Company also depends upon its ability to attract and retain additional highly qualified employees. See "Management."

     The Company's future success also depends upon the maintenance of its relationship with Shansby. The loss of Shansby's advice and guidance, particularly in the area of strategic acquisitions, could have a material adverse effect on the Company's business, financial condition and results of operations. However, the Company and Shansby Partners have entered into the Advisory Agreement, pursuant to which Shansby Partners will assist the Company in the development and pursuit of its strategic objectives, including acquisitions. See "The Shansby Group" and "Certain Transactions -- Shansby Partners Advisory Agreement."

PRODUCT LIABILITY

     The Company may be subject to significant liability should the consumption of any of its products cause injury, illness or death. There can be no assurance that product liability claims will not be asserted against the Company or that the Company will not be obligated to recall its products. The Company has an umbrella insurance policy of $5 million and carries product liability insurance in the aggregate amount of $2 million, with per occurrence limits of $1 million. The Company's umbrella insurance policy supplements the underlying general liability and product liability insurance. La Victoria has umbrella insurance coverage of $5 million in the aggregate (with per occurrence limits of $5 million) and carries product liability insurance in the aggregate amount of $5 million, with per occurrence limits of $5 million. Unlike the Company's umbrella policy, La Victoria's umbrella policy excludes product liability. There can be no assurance that this insurance will be adequate to protect the Company against product liability claims, or that such insurance will continue to be available to the Company on reasonable terms. A product recall or a product liability judgment against the Company (regardless of whether covered by insurance) could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION

     The manufacture, processing, packaging, storage, distribution and labeling of food products are subject to extensive federal, state and local regulations. The Company's business is subject to regulation by the Food and Drug Administration (the "FDA") and the United States Department of Agriculture. Applicable statutes and regulations governing food products include "standards of identity" for the content of specific types of foods, nutritional labeling and serving size requirements and "Good Manufacturing Practices" with respect to production processes. The Company believes that its current products satisfy, and its new products will satisfy, all applicable regulations and that all of the ingredients used in its products are "Generally Recognized as Safe" by the FDA for the intended purposes for which they will be used. Failure to comply with applicable laws and regulations could subject the Company to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's business is also subject to various other federal, state and local environmental and health regulations. If the Company were found not to be in compliance with such regulations, sanctions and penalties could be imposed which could have a material adverse effect on the Company's business, financial condition and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of the Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock. The Company's executive officers and directors, as well as Shansby and Mr. Tanklage, have agreed, pursuant to lock-up agreements, that they will not, without the prior written consent of the Representatives, sell or otherwise dispose of approximately 3,161,000 shares of Common Stock beneficially owned by them for a period of 180 days from the date of this Prospectus (the "Lockup Period"). The Contribution and Exchange Agreement provides that, upon consummation of the transactions contemplated thereby, Shansby and Mr. Tanklage will enter into registration rights agreements with the Company pursuant to which Shansby and Mr. Tanklage will receive certain demand and "piggyback" registration rights. These registration rights cannot be exercised until after the expiration of the Lockup Period. Upon consummation of this Offering, Shansby will receive the Shansby Warrant, which is a five-year warrant to acquire 350,000 shares of Common Stock at an exercise price (subject to adjustment) equal to the price to public on the cover page of this Prospectus. The Shansby Warrant may not be exercised until after the first anniversary of the consummation of this Offering. Upon completion of this Offering, the Company will have 7,186,500 shares of Common Stock outstanding. Of this amount, the 4,000,000 shares sold in this Offering (plus any additional shares sold upon the Underwriters' exercise of the over-allotment option) and approximately 25,500 other shares will be available for immediate sale in the public market as of the date of this Prospectus. See "Principal Shareholders" and "Underwriting."

DILUTION

     This Offering and the La Victoria Acquisition will result in immediate substantial dilution of $5.77 (72.1%) per share for new investors, which amount represents the difference between the pro forma net tangible book value per share after this Offering and the public offering price of $8 per share. See "Dilution."

EFFECT OF PREFERRED STOCK ON RIGHTS OF COMMON STOCK

     The Board of Directors of the Company is authorized to issue, from time to time, without any action on the part of the Company's shareholders, up to 5,000,000 shares of Preferred Stock in one or more series, with such relative rights, powers, preferences, limitations and restrictions as are determined by the Board of Directors at the time of issuance. Accordingly, the Board of Directors is empowered to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. In the event of such issuance, the Preferred Stock could be utilized, under either circumstance, as a method of discouraging, delaying or preventing a change in control of the Company. See "Description of Capital Stock -- Preferred Stock" and "-- Antitakeover Provisions."

ANTITAKEOVER PROVISIONS

     The Company's Articles of Incorporation and Bylaws contain provisions that may delay, defer or prevent a change in control of the Company. Among other things, these provisions: (i) divide the Board of Directors into three classes so that directors will generally serve three year terms and only approximately one-third of the total number of directors will be elected each year; (ii) permit directors to be removed only for cause; (iii) permit the Board of Directors to establish the size of the Board and amend the Bylaws; (iv) prohibit the taking of shareholder action by written consent; and (v) specify advance notice requirements for shareholder proposals and director nominations. See "Description of Capital Stock -- Antitakeover Provisions."

ABSENCE OF PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Company's Common Stock. Although the Company has been approved for quotation of the Common Stock on the Nasdaq National Market, there can be no assurance that an active trading market will develop or that the market price of the Common Stock will not decline below the public offering price. The public offering price of the Common Stock has been determined by negotiations among the Company and the Representatives and does not necessarily bear any relationship to assets, book value, earnings history or other investment criteria. See "Underwriting."

     The Company believes that factors such as the announcement of new products by the Company or its competitors, general market conditions in the Mexican food industry, changes in management and quarterly fluctuations in financial results could cause the market price of the Common Stock to vary substantially. In addition, the stock market has experienced extreme price and volume fluctuations which have affected the market price of many companies for reasons frequently unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

                          THE LA VICTORIA ACQUISITION

     The La Victoria Acquisition is the Company's first step in its acquisition strategy. This acquisition (i) adds another strong brand of Mexican food products, (ii) expands the Company's geographic marketing area into another part of the United States with a large, growing Mexican-American population and (iii) broadens the Company's extensive product line. La Victoria manufactures, markets and distributes a wide variety of salsas and other Mexican sauces. La Victoria primarily sells its products to grocery stores in the western United States. La Victoria also sells its products in the food service market on a branded and private label basis and to warehouse clubs on a branded basis. Although La Victoria is a regional brand, it outsells a number of national brands in several western states in both taco sauces and salsas.

     As of the date of this Prospectus, 50% of the capital stock of La Victoria is owned by Robert C. Tanklage, the President of La Victoria and a member of the family that has owned and operated La Victoria since 1947, 49.5% is indirectly owned by Shansby and 0.5% is indirectly owned by Mr. Lively. Pursuant to the Contribution and Exchange Agreement, the Company will acquire beneficial ownership of 100% of the capital stock of La Victoria in exchange for approximately $35.2 million, as described below.

     Shansby and Mr. Lively will receive 1,386,000 and 14,000 shares of Common Stock, respectively, in the La Victoria Acquisition. None of the shares of Common Stock to be issued to Shansby or Mr. Lively will be sold in this Offering.

     Shansby owns 99% of LV Foods, and Mr. Lively owns the remaining 1%. LV Foods is the record owner of 50% of the outstanding shares of common stock of La Victoria. Pursuant to the Contribution and Exchange Agreement, 100% of the ownership of LV Foods will be transferred to the Company, and LV Foods will become a wholly owned subsidiary of the Company. LV Foods acquired its La Victoria shares in April 1997 in exchange for $5 million in cash and a $7 million note payable to the seller of the shares (the "La Victoria Shareholder Note"). The La Victoria Shareholder Note is scheduled to mature in April 2004 (subject to acceleration if LV Foods sells all or substantially all of its interest in La Victoria) and bears interest at 8% per annum. The La Victoria Shareholder Note is secured by a pledge of LV Foods' interest in the La Victoria shares. LV Foods was formed by Shansby solely for the purpose of acquiring an interest in La Victoria, and it has no other assets or liabilities except in connection with this ownership. As described more fully below, Shansby and the holder of the La Victoria Shareholder Note have agreed that the note will be fully repaid by LV Foods within ten business days after the consummation of this Offering.

     In the La Victoria Acquisition, Mr. Tanklage will receive $12 million in cash and shares of Common Stock having a value of $7 million (based upon the price to public in this Offering). Accordingly, 875,000 shares of Common Stock will be issued to Mr. Tanklage in the La Victoria Acquisition. None of the shares of Common Stock to be issued to Mr. Tanklage will be sold in this Offering. The cash portion of the purchase price will be funded from the net proceeds from this Offering. See "Use of Proceeds."

     In connection with the consummation of the transactions contemplated in the Contribution and Exchange Agreement, Shansby, Mr. Lively and Mr. Tanklage will be granted certain demand and "piggyback" registration rights, and have agreed not to sell any of their shares of Common Stock until the expiration of 180 days after the date of this Prospectus.

     Immediately prior to the consummation of the La Victoria Acquisition, La Victoria will pay a $4 million dividend to its shareholders, 50% of which will be paid to Mr. Tanklage and the remaining 50% of which will be paid to LV Foods and will be used to repay a portion of the La Victoria Shareholder Note. In order to resolve certain potential disputes that had arisen between Shansby and the holder of the La Victoria Shareholder Note, LV Foods has agreed with the noteholder that it will fully repay the note within ten business days after the consummation of this Offering. As a result, the $5 million portion of the La Victoria Shareholder Note that is not repaid from the proceeds of the dividend described above will be refinanced by LV Foods with third party bank financing. No proceeds from this Offering will be used to repay the La Victoria Shareholder Note. Although LV Foods has not yet received any definitive financing commitments in connection with this refinancing, the Company does not believe that the refinancing will have a material adverse effect on the Company's financial condition or results of operations.

     The consummation of the La Victoria Acquisition is conditioned upon, and will occur immediately following, the consummation of this Offering.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 4,000,000 shares of Common Stock offered by the Company are estimated to be approximately $29.0 million, after deducting the underwriting discount and other estimated offering expenses payable by the Company.

     The net proceeds to the Company will be used as follows: (i) approximately $5.9 million to repurchase 788,500 shares of Common Stock owned by Shansby on the date of this Prospectus at a repurchase price equal to the net proceeds (before offering expenses) to be received by the Company with respect to an equivalent number of shares, (ii) to pay the $12 million cash consideration to Mr. Tanklage pursuant to the La Victoria Acquisition, as well as $350,000 of related transaction expenses, (iii) to repay outstanding indebtedness under the Company's $2 million revolving credit facility (the "Revolving Facility"), which had a balance of approximately $1.4 million as of June 30, 1997, (iv) to repay outstanding indebtedness under the Company's term loan facility (the "Term Loan"), which had a balance of approximately $363,000 as of June 30, 1997, (v) to repay outstanding indebtedness on a note to the former owners of the Company (the "Calidad Shareholder Note"), which had a balance of approximately $717,000 as of June 30, 1997 and (vi) the remainder for working capital and general corporate purposes, including acquisitions. With the exception of the La Victoria Acquisition, and except as noted below, the Company does not currently have any specific agreements, understandings or negotiations in connection with any future acquisitions. Although the Company has begun preliminary discussions with respect to the possible acquisition of a small tortilla manufacturer in Houston, Texas, there can be no assurance that this acquisition will be consummated.

     In connection with the repayment of the amounts outstanding under the Revolving Facility, the Company intends to terminate the Revolving Facility upon the consummation of this Offering. As of June 30, 1997, the weighted average interest rate under the Revolving Facility was 10.25% and the weighted average interest rate under the Term Loan was 10.50% per annum. The Term Loan matures on November 1, 1999. The Term Loan is secured by a first lien on Calidad's equipment, and the Revolving Facility is secured by a first lien on Calidad's equipment, inventory, accounts receivable and general intangibles. The Calidad Shareholder Note matures on March 26, 1999, bears interest at 10.50% per annum and is secured by a second lien on Calidad's equipment, inventory, accounts receivable and general intangibles. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

     Authentic Specialty Foods has never paid cash dividends on its Common Stock and does not intend to pay cash dividends on the Common Stock in the foreseeable future. The Company currently intends to retain its cash for the continued development of its business. Payment of future dividends, if any, will be at the discretion of the Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion.

     La Victoria's long-term debt agreements contain covenants, including minimum tangible net worth and maximum debt-to-equity covenants, that have the effect of restricting the amount of dividends paid on capital stock. In addition, under the terms of the La Victoria Shareholder Note, LV Foods is not permitted to pay dividends without the consent of the holder of that note. LV Foods, which has a 50% beneficial ownership interest in La Victoria, will be wholly owned by the Company after the La Victoria Acquisition. See "The La Victoria Acquisition." Although these dividend restrictions on La Victoria and LV Foods will affect the amount of dividends payable to the Company (and therefore will affect the amount of funds available to the Company to pay dividends on Common Stock), they are not direct prohibitions on the payment of dividends by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997 and as adjusted to reflect the La Victoria Acquisition, as well as the sale of the shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and the Unaudited Pro Forma Consolidated Financial Statements and in each case the related Notes thereto included elsewhere in this Prospectus.

                                                                AS OF JUNE 30, 1997
                                                              -----------------------
                                                              HISTORICAL    PRO FORMA
                                                              ----------    ---------
                                                                  (IN THOUSANDS)
Cash........................................................   $   114       $ 8,862
                                                               =======       =======
Short-term debt (Revolving Facility)........................   $ 1,350       $    --
                                                               =======       =======
Long-term debt(1):
  Term Loan.................................................   $   363       $    --
  Calidad Shareholder Note..................................       717            --
  El Paco Non-Compete(2)....................................       403           403
  Facility to Refinance La Victoria Shareholder Note........        --         5,000
  La Victoria Term Loan.....................................        --         1,467
  La Victoria capital leases................................        --         5,795
                                                               -------       -------
Total long-term debt........................................     1,483        12,665
                                                               -------       -------
Shareholders' equity:
  Preferred Stock, par value $0.01 per share, 5,000,000
     shares authorized; no shares issued and outstanding....        --            --
  Common Stock, par value $1.00 per share, 20,000,000 shares
     authorized;............................................     1,700         7,187
  1,700,000 shares issued and outstanding; 7,186,500 shares
     issued and outstanding, as adjusted(3)(4)..............
  Additional paid-in capital................................     1,982        31,167
  Accumulated deficit.......................................    (1,273)       (1,273)
                                                               -------       -------
       Total shareholders' equity...........................     2,409        37,081
                                                               -------       -------
          Total capitalization..............................   $ 3,892       $49,746
                                                               =======       =======

---------------

(1) Includes the current portion of long-term debt, which totaled $667,000 and $1,540,000 on a historical and pro forma basis, respectively. For a description of the Company's long-term debt, see "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) In connection with Calidad's acquisition of the assets of El Paco Foods, Inc. ("El Paco") in 1995, Calidad entered into a consulting and non-compete agreement with the shareholders of El Paco.

(3) Excludes 350,000 shares of Common Stock reserved for issuance under the Stock Plan, pursuant to which grants of options to purchase 130,000 shares will be made upon consummation of this Offering with an exercise price (subject to adjustment) equal to the price to public set forth on the cover page of this Prospectus. See "Management -- Executive Compensation -- 1997 Stock Plan." Also excludes 350,000 shares of Common Stock issuable pursuant to the Shansby Warrant.

(4) Gives effect to the repurchase of 788,500 shares of Common Stock owned by Shansby on the date of this Prospectus at a repurchase price equal to the net proceeds (before offering expenses) to be received by the Company with respect to an equivalent number of shares. This repurchase will occur simultaneously with the consummation of this Offering. Also assumes the issuance of 2,275,000 shares of Common Stock to Shansby, Mr. Lively and Mr. Tanklage pursuant to the La Victoria Acquisition. See "The La Victoria Acquisition."

                                    DILUTION

     The net tangible book value of the Company as of June 30, 1997 was $0.47 per share of Common Stock. Net tangible book value per share is determined by dividing the tangible net worth of the Company (tangible assets less total liabilities) by the total number of outstanding shares of Common Stock. After giving effect to the La Victoria Acquisition, the sale of the shares offered hereby, the repurchase by the Company of the 788,500 shares of Common Stock owned by Shansby and the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated expenses of this Offering), the net tangible book value of the Company at June 30, 1997 would have been $2.23 per share. This represents an immediate increase in the net tangible book value of $1.76 per share to existing shareholders and an immediate dilution (i.e., the difference between the initial public offering price and the pro forma net tangible book value after this Offering) of $5.77 per share to new investors purchasing Common Stock in this Offering. The following table illustrates the per share dilution to new investors purchasing Common Stock in this Offering at $8.00 per share:

Assumed public offering price per share.....................          $8.00
  Net tangible book value per share at June 30, 1997........  $0.47
  Increase per share attributable to new investors..........   1.76
                                                              -----
Pro forma net tangible book value per share after the La
  Victoria Acquisition and this Offering....................           2.23
                                                                      -----
Dilution per share to new investors.........................          $5.77
                                                                      =====

     The following table sets forth, as of June 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing shareholders and by new investors:

                                         SHARES PURCHASED      TOTAL CASH CONSIDERATION
                                       --------------------    ------------------------    AVERAGE PRICE
                                        NUMBER      PERCENT       AMOUNT       PERCENT       PER SHARE
                                       ---------    -------    ------------    --------    -------------
Existing shareholders(1).............  3,186,500      44.3%     $15,721,446       32.9%        $4.93
New investors(2).....................  4,000,000      55.7       32,000,000       67.1          8.00
                                       ---------     -----      -----------      -----
          Total......................  7,186,500     100.0%     $47,721,446      100.0%
                                       =========     =====      ===========      =====

---------------

(1) Includes 2,275,000 shares issued in conjunction with the La Victoria Acquisition valued at $14,560,000, less the repurchase of 788,500 shares of Common Stock owned by Shansby on the date of this Prospectus. See "The La Victoria Acquisition" and "Unaudited Pro Forma Consolidated Financial Statements."

(2) Gives effect to the 4,000,000 shares of Common Stock offered by the Company.

     If the Underwriter's over-allotment option is exercised in full, then the number of shares of Common Stock held by existing shareholders will be reduced to 40.9% of the total number of shares of Common Stock to be outstanding after this Offering, and the number of shares of Common Stock held by new investors will be increased to 4,600,000 shares, or 59.1% of the total number of shares of Common Stock outstanding after this Offering.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial statements (the "Pro Forma Financial Statements") are based on the financial statements of the Company and La Victoria, all of which are included elsewhere in the Prospectus, adjusted to give pro forma effect to the La Victoria Acquisition and this Offering (collectively, the "Transactions").

     The unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 1996 are derived from the audited statements of operations of the Company for the year ended December 31, 1996 and the unaudited statements of operations of La Victoria for the year ended December 31, 1996, and assume the Transactions were consummated on January 1, 1996. The unaudited Pro Forma Consolidated Statements of Operations for the six months ended June 30, 1997 are derived from the unaudited financial statements of the Company for the six months ended June 30, 1997 and the unaudited statements of operations of La Victoria for the six months ended June 30, 1997, and assume the Transactions were consummated on January 1, 1996. The unaudited Pro Forma Consolidated Balance Sheets as of June 30, 1997 are derived from the unaudited balance sheet of the Company as of June 30, 1997 and the unaudited balance sheet of La Victoria as of June 30, 1997, and assume the Transactions were consummated on that date. The unaudited Pro Forma Financial Statements should be read in conjunction with the historical financial statements of the Company and La Victoria and the Notes thereto included elsewhere in this Prospectus.

     The unaudited Pro Forma Financial Statements do not purport to represent what the Company's results of operations or financial condition would actually have been if the Transactions had occurred on the dates indicated or to project the Company's results or financial condition for or at any future period or date. The unaudited Pro Forma Financial Statements are presented for comparative purposes only. The pro forma adjustments, as described in the accompanying data, are based on available information and certain assumptions that management believes are reasonable.

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                                  (UNAUDITED)

                                                      AUTHENTIC
                                                      SPECIALTY    LA VICTORIA    PRO FORMA     PRO FORMA
                                                     FOODS, INC.   FOODS, INC.   ADJUSTMENTS   CONSOLIDATED
                                                     -----------   -----------   -----------   ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
  Net sales........................................    $10,962       $18,977        $            $29,939
  Cost of sales....................................      7,191         9,234                      16,425
                                                       -------       -------                     -------
            Gross profit...........................      3,771         9,743                      13,514
  Operating expenses...............................      3,247         9,256          243(A)      12,082
                                                                                     (664)(B)
                                                       -------       -------        -----        -------
            Income from operations.................        524           487          421          1,432
  Other expenses, net..............................        164           357          238(C)         617
                                                                                     (142)(D)
                                                       -------       -------        -----        -------
            Income before income taxes.............        360           130          325            815
  Income tax expense (benefit).....................        122           182           81(E)         385
                                                       -------       -------        -----        -------
            Net income (loss)......................    $   238       $   (52)       $ 244        $   430
                                                       =======       =======        =====        =======
  Earnings per common share........................    $  0.14                                   $  0.06
                                                       =======                                   =======
  Weighted average number of common shares
    outstanding....................................      1,700                                     7,187

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                                      AUTHENTIC
                                                      SPECIALTY    LA VICTORIA    PRO FORMA     PRO FORMA
                                                     FOODS, INC.   FOODS, INC.   ADJUSTMENTS   CONSOLIDATED
                                                     -----------   -----------   -----------   ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..........................................    $21,198       $38,148        $            $59,346
Cost of sales......................................     14,081        19,398                      33,479
                                                       -------       -------                     -------
          Gross profit.............................      7,117        18,750                      25,867
Operating expenses.................................      6,768        16,130          487(A)      23,054
                                                                                     (331)(B)
                                                       -------       -------        -----        -------
Income from operations.............................        349         2,620         (156)         2,813
Other expenses, net................................        348           995          475(C)       1,540
                                                                                     (278)(D)
                                                       -------       -------        -----        -------
          Income before income taxes...............          1         1,625         (353)         1,273
Income tax expense (benefit).......................         --           780          (44) (E)       736
                                                       -------       -------        -----        -------
          Net income (loss)........................    $     1       $   845        $(309)       $   537
                                                       =======       =======        =====        =======
Earnings per common share..........................    $  0.00                                   $  0.07
                                                     ===========                               ============
Weighted average number of common shares
  outstanding......................................      1,700                                     7,187

           See Notes to Pro Forma Consolidated Financial Statements.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF JUNE 30, 1997
                                  (UNAUDITED)

                                     ASSETS

                                                 AUTHENTIC
                                                 SPECIALTY    LA VICTORIA    PRO FORMA       PRO FORMA
                                                FOODS, INC.   FOODS, INC.   ADJUSTMENTS     CONSOLIDATED
                                                -----------   -----------   -----------     ------------
                                                                     (IN THOUSANDS)
Current assets
  Cash and cash equivalents...................    $   114       $ 4,632      $ (4,064)(F)     $ 8,862
                                                                              (12,000)(G)
                                                                               26,430(H)
                                                                                 (350)(H)
                                                                               (5,900)(I)
  Accounts receivable, net....................      1,592         1,787                         3,379
  Inventories.................................        747        10,268                        11,015
  Other current assets........................        220           999           125(H)        1,344
                                                  -------       -------      --------         -------
          Total current assets................      2,673        17,686         4,241          24,600
                                                  -------       -------      --------         -------
Property and equipment, net...................      2,754         8,145                        10,899
Other assets
  Intangibles.................................      1,606            --         9,700(G)       21,053
                                                                                9,747(G)
  Other.......................................        165            61                           226
                                                  -------       -------      --------         -------
                                                    1,771            61        19,447          21,279
                                                  -------       -------      --------         -------
                                                  $ 7,198       $25,892      $ 23,688         $56,778
                                                  =======       =======      ========         =======

                                  LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Line of credit..............................    $ 1,350       $    --      $ (1,350)(H)     $    --
  Current portion of long-term debt...........        667         1,273          (400)(H)       1,540
  Accounts payable............................      1,607         1,380                         2,987
  Accrued expenses............................        349           846                         1,195
                                                  -------       -------      --------         -------
          Total current liabilities...........      3,973         3,499        (1,750)          5,722
                                                  -------       -------      --------         -------
Long-term debt, less current portion..........        816         5,989         5,000(G)       11,125
                                                                                 (680)(H)
Deferred taxes................................         --             5         2,845(G)        2,850
Commitments...................................
Shareholders' equity
  Preferred stock.............................         --            --                            --
  Common stock................................      3,682         2,871        (2,871)(J)      44,254
                                                                               10,776(G)
                                                                                  811(G)
                                                                               28,985(H)
  Retained earnings (accumulated deficit).....     (1,273)       13,528        (4,064)(F)      (1,273)
                                                                               (9,464)(J)
                                                  -------       -------      --------         -------
                                                    2,409        16,399        24,173          42,981
Less cost of Common Stock repurchased.........         --            --        (5,900)(I)      (5,900)
                                                  -------       -------      --------         -------
          Total shareholders' equity..........      2,409        16,399        18,273          37,081
                                                  -------       -------      --------         -------
                                                  $ 7,198       $25,892      $ 23,688         $56,778
                                                  =======       =======      ========         =======

           See Notes to Pro Forma Consolidated Financial Statements.

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(A) The adjustment reflects the additional amortization expense resulting from the allocation of the purchase price of the La Victoria Acquisition to intangible assets acquired consisting primarily of La Victoria's tradename and goodwill. The useful life assigned to intangibles is 40 years.

(B) Reflects the adjustment of the historical salaries and bonuses by La Victoria to management and expense reimbursements to LV Foods and Shansby and certain adjustments for new management, as set forth in the following table. See "Management" and "Certain Transactions."

                                                            YEAR ENDED        SIX MONTHS
                                                           DECEMBER 31,     ENDED JUNE 30,
                    PRO FORMA ADJUSTMENTS                      1996              1997
                    ---------------------                  ------------     --------------
    Compensation to husband of former shareholder........   $ 270,000         $ 135,000
    LV Foods transaction expenses........................     200,000           325,000
    Shansby transaction expenses.........................          --           250,000
    Bonus to Mr. Tanklage................................     663,000           355,000
    Mr. Tanklage bonus under new employment agreement....    (360,000)         (180,000)
    La Victoria Chief Operating Officer salary...........    (200,000)         (100,000)
    Authentic Specialty Foods Chief Executive Officer
      salary.............................................    (200,000)         (100,000)
    Initial retainer paid to Shansby Partners under
      Advisory Agreement.................................     (42,000)          (21,000)
                                                            ---------         ---------
    Total pro forma adjustments..........................   $ 331,000         $ 664,000
                                                            =========         =========

(C) The adjustment reflects interest expense on the facility that will refinance the La Victoria Shareholder Note. The annual interest rate is assumed to be 9.5% on a principal amount of $5 million. The original balance on the note, which currently bears interest at 8% per annum, was $7 million. LV Foods will repay $2 million of this note using proceeds from the dividend received on La Victoria common stock as described in pro forma adjustment (F) below. LV Foods has agreed to refinance the remaining $5 million principal amount of the La Victoria Shareholder Note within ten business days after the consummation of this Offering. See "The La Victoria Acquisition."

(D) The adjustment reflects the reduction of interest expense to reflect the reduction of outstanding indebtedness resulting from the estimated use of proceeds from this Offering. See "Use of Proceeds."

(E) The pro forma adjustments to income taxes are based on a 41% tax rate applied to taxable income. Taxable income is income before income taxes plus non-deductible intangible amortization and less certain other items that were non-deductible in the historical financial statements.

(F) The adjustment reflects a $64,000 dividend declared and paid in May 1997 on La Victoria common stock and a $4 million dividend to be declared and paid on La Victoria common stock in conjunction with, and immediately prior to, the consummation of this Offering.

(G) The adjustment reflects the La Victoria Acquisition, which will be accounted for as a purchase. See "The La Victoria Acquisition." The purchase price and estimated allocation of such cost for the La Victoria Acquisition is as follows, assuming the La Victoria Acquisition occurred on June 30, 1997 (in thousands):

    Purchase Price components:
      Common Stock issued to Mr. Tanklage(i)....................  $ 5,600
      Cash payments to Mr. Tanklage(ii).........................   12,000
      Purchase price for LV Foods(iii)..........................   10,176
      Transaction expenses......................................      350
                                                                  -------
    Total purchase price........................................   28,126
      Book value per historical financial statements(iv)........   12,335
                                                                  -------
    Excess of purchase price over net book value of assets
      acquired..................................................  $15,791
                                                                  =======
    Allocated to:
      Identifiable intangible assets(v).........................  $ 9,700
      Goodwill(v)...............................................    9,747
      Deferred taxes(vi)........................................   (2,845)
      Additional paid-in capital (tax benefit)(vi)..............     (811)
                                                                  -------
    Total allocated.............................................  $15,791
                                                                  =======

---------------

     (i) Based on 875,000 shares of Common Stock, net of a 20% discount for lack of marketability.

     (ii) Payment to be funded from the net proceeds from this Offering. See "Use of Proceeds."

     (iii) The Company and LV Foods are both controlled by Shansby. As a result, the acquisition of LV Foods by the Company is a transaction between entities under common control. In this situation, the purchase accounting is based on Interpretation No. 39 to APB 16, which requires that the net assets and liabilities transferred in the transaction be accounted for at historical cost in a manner similar to that in pooling of interests accounting. Accordingly, the purchase price of LV Foods is based on LV Foods' historical cost investment, at June 30, 1997, in La Victoria, its only asset. This amount is based on LV Foods' original investment in La Victoria of $12 million in April 1997, reduced for net equity method adjustments consisting primarily of dividends as described in pro forma adjustment (F) above.

     (iv) Represents the historical book value of La Victoria at June 30, 1997 adjusted for the dividends in pro forma adjustment (F) above.

     (v) The Company is in the process of allocating these approximate amounts between identified and unidentified intangible assets. The Company anticipates that the identified intangible assets will consist primarily of La Victoria's trade name. The Company anticipates the identified and unidentified intangible assets will have similar useful lives of 40 years.

     (vi) Deferred tax liabilities of $3,977,000 have been provided on the amounts allocated to identified intangibles at a rate of 41%. The net deferred tax liabilities recorded have been reduced by $1,132,000 because of the elimination of the valuation allowance on the Company's deferred tax assets. The valuation allowance has been eliminated because, as a result of the La Victoria Acquisition, the Company believes it is now more likely than not that these assets will be realized. Of the total deferred tax assets of $1,132,000, $811,000 represents amounts generated before the Company's December 31, 1993 quasi-reorganization and are recorded as a direct addition to additional paid-in capital, with the balance as an adjustment to intangibles. See Note 7 to the Company's Financial Statements.

(H) The adjustment reflects the estimated use of the net proceeds of this Offering, after deducting approximately $775,000 of offering expenses: (i) $600,000 of professional, printing and other miscellaneous expenses, (ii) a $125,000 fee to Shansby Partners for its financial advisory services in connection with this Offering and (iii) a reimbursement of up to $50,000 of Shansby Partners' out-of-pocket expenses related to this Offering. See "Use of Proceeds."

(I) The adjustment reflects the use of a portion of the net proceeds of this Offering to repurchase the shares of Common Stock owned by Shansby on the date of this Prospectus.

(J) The adjustment reflects the elimination of the historical common stock and retained earnings (net of the $4,064,000 dividend) of La Victoria in order to consolidate La Victoria's financial statements.

                            SELECTED FINANCIAL DATA

     The following table sets forth certain financial data for the Company as of the dates and for the periods indicated. The financial data of the Company as of and for the years ended December 31, 1994 and December 31, 1995 set forth below have been derived from financial statements audited by Rylander, Clay & Opitz, L.L.P., independent auditors. The financial data of the Company as of and for the year ended December 31, 1996 set forth below have been derived from financial statements audited by McGladrey & Pullen, LLP, independent auditors. The selected financial data of the Company as of and for the periods ended July 31, 1992, July 31, 1993, December 31, 1993, June 30, 1996 and June 30, 1997 and
the pro forma 1996 and 1997 data are unaudited. However, in the opinion of the Company, all adjustments, consisting of normal recurring accruals necessary for a fair presentation, have been made. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Financial Statements and the Notes related thereto included elsewhere in this Prospectus.

                                                      FIVE             YEARS ENDED DECEMBER 31,
                                                     MONTHS      -------------------------------------
                                 YEARS ENDED         ENDED                                       PRO
                                  JULY 31,        DECEMBER 31,                                  FORMA
                              -----------------   ------------                                 -------
                               1992      1993       1993(1)       1994      1995      1996     1996(2)
                              -------   -------   ------------   -------   -------   -------   -------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA:
Net sales...................  $18,552   $20,328      $8,113      $19,637   $21,028   $21,198   $59,346
Cost of sales...............   12,648    14,974       5,466       13,213    14,266    14,081   33,479
                              -------   -------      ------      -------   -------   -------   -------
  Gross profit..............    5,904     5,354       2,647        6,424     6,762     7,117   25,867
Operating expenses..........    4,885     8,511       3,304        7,210     6,940     6,768   23,054
                              -------   -------      ------      -------   -------   -------   -------
  Income (loss) from
    operations..............    1,019    (3,157)       (657)        (786)     (178)      349    2,813
                              -------   -------      ------      -------   -------   -------   -------
Other income (expense)
Interest expense............     (118)     (218)        (98)        (161)     (219)     (328)  (1,612)
Interest income.............       --        --          --           --        62         2       95
Gain (loss) on disposal of
  property and equipment....       --      (514)         --          (38)     (192)      (22)     (23)
                              -------   -------      ------      -------   -------   -------   -------
                                 (118)     (732)        (98)        (199)     (349)     (348)  (1,540)
                              -------   -------      ------      -------   -------   -------   -------
  Income (loss) before
    income taxes............      901    (3,889)       (755)        (985)     (527)        1    1,273
Income tax expense
  (benefit).................      341      (520)         --           --        --        --      736
                              -------   -------      ------      -------   -------   -------   -------
  Net income (loss).........  $   560   $(3,369)     $ (755)     $  (985)  $  (527)  $     1   $  537
                              =======   =======      ======      =======   =======   =======   =======

Earnings (loss) per share...  $  0.36   $ (2.15)     $(0.48)     $ (0.59)  $ (0.31)  $  0.00   $ 0.07
Weighted average number of
  common shares
  outstanding...............    1,564     1,564       1,564        1,680     1,700     1,700    7,187(3)

                                   SIX MONTHS ENDED
                                       JUNE 30,
                              ---------------------------
                                                    PRO
                                                   FORMA
                                                  -------
                               1996      1997     1997(2)
                              -------   -------   -------

STATEMENT OF OPERATIONS
  DATA:
Net sales...................  $10,528   $10,962   $29,939
Cost of sales...............    6,927     7,191    16,425
                              -------   -------   -------
  Gross profit..............    3,601     3,771    13,514
Operating expenses..........    3,314     3,247    12,082
                              -------   -------   -------
  Income (loss) from
    operations..............      287       524     1,432
                              -------   -------   -------
Other income (expense)
Interest expense............     (167)     (165)     (724)
Interest income.............        2        --        95
Gain (loss) on disposal of
  property and equipment....      (22)        1        12
                              -------   -------   -------
                                 (187)     (164)     (617)
                              -------   -------   -------
  Income (loss) before
    income taxes............      100       360       815
Income tax expense
  (benefit).................       34       122       385
                              -------   -------   -------
  Net income (loss).........  $    66   $   238   $   430
                              =======   =======   =======
Earnings (loss) per share...  $  0.04   $  0.14   $  0.06
Weighted average number of
  common shares
  outstanding...............    1,700     1,700     7,187(3)

                                                   AS OF JULY 31,            AS OF DECEMBER 31,             AS OF JUNE 30, 1997
                                                  ----------------   -----------------------------------   ----------------------
                                                   1992     1993      1993     1994     1995      1996     ACTUAL    PRO FORMA(2)
                                                  ------   -------   ------   ------   -------   -------   -------   ------------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.......................  $   50   $    --   $  238   $  237   $     9   $   200   $   114     $ 8,862
Working capital (deficit).......................     276    (2,289)    (139)     (44)   (1,499)   (1,557)   (1,300)     18,878
Total assets....................................   7,367     6,630    7,436    5,946     7,132     7,089     7,198      56,778
Notes payable to bank...........................     692     1,551    1,418      639       751     1,319     1,350          --
Long-term debt..................................   1,658     1,528    1,513      949     1,249       920       816      11,125
Shareholders' equity............................   2,879       260    1,859    2,175     2,048     2,049     2,409      37,081

---------------

(1) Represents a five month period. At December 31, 1993, the Company changed its fiscal year end from July 31 to December 31.

(2) On a pro forma basis, as adjusted to give effect to the La Victoria Acquisition and the application of the net proceeds of this Offering in the manner described in "Use of Proceeds." See "Unaudited Pro Forma Consolidated Financial Statements."

(3) Gives effect to the repurchase of 788,500 shares of Common Stock owned by Shansby on the date of this Prospectus at a repurchase price equal to the net proceeds (before offering expenses) to be received by the Company with respect to an equivalent number of shares. This repurchase will occur simultaneously with the consummation of this Offering. Also assumes the issuance of 2,275,000 shares of Common Stock to Shansby, Mr. Lively and Mr. Tanklage pursuant to the La Victoria Acquisition. See "The La Victoria Acquisition."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                        AUTHENTIC SPECIALTY FOODS, INC.

OVERVIEW

     Following the Company's acquisition by Shansby in early 1992, Calidad executed a number of initiatives to improve its operations and infrastructure. As a result of these initiatives, following the completion of this Offering, the Company will be poised for internal growth and to take advantage of acquisition opportunities in the highly fragmented Mexican food industry.

     When Shansby acquired the Company in 1992, Calidad had two facilities, a manufacturing facility in Ft. Worth and a distribution facility in Rendon, Texas. In December 1992, Calidad relocated its distribution facility, vehicle fleet and warehouse hub from the small, inefficient Rendon facility to a 50,000 square foot facility in Grand Prairie, Texas. However, because of capital constraints, Calidad was unable to relocate its manufacturing facility at that time. The increased warehouse space and centralized distribution capabilities enabled Calidad to increase its line of Mexican food products and inventory and to expand its customer base within the Dallas/Ft. Worth area. In order to manage its growing direct store delivery ("DSD") sales route system more efficiently, Calidad computerized its invoicing process by installing a system utilizing hand-held computers on substantially all of its DSD routes. As a result of Calidad's implementation of this system, as well as increases in management staffing and benefit levels, increases in facility expenses from the new distribution facility and the addition of a new fleet of vehicles, Calidad experienced an overall increase in distribution and operating expenses.

     As Calidad continued its growth, it became apparent in 1994 that its 20,000 square foot manufacturing facility in Ft. Worth was constraining Calidad's ability to expand production. In August 1995, Calidad began to consolidate its manufacturing, warehouse and office space into a modern 70,000 square foot location in Grand Prairie, Texas. This consolidation was completed in January 1996. All production, distribution and management functions now take place within this facility, which allows management to maximize production and distribution efficiencies. In November 1995, in conjunction with Calidad's relocation to the new facility, Calidad acquired the tortilla and tortilla chip business of El Paco Foods, Inc., a Dallas/Ft. Worth area tortilla and tortilla chip producer ("El Paco"). The primary purpose of the El Paco acquisition was to acquire additional tortilla chip and flour tortilla manufacturing equipment, which enabled Calidad to expand its manufacturing capacity. Calidad moved El Paco's production and processing equipment to Calidad's Grand Prairie facility and began servicing El Paco's customer base of small distributors and food service outlets. In June 1997, the Company changed its name from "Calidad Foods, Inc." to "Authentic Specialty Foods, Inc."

     The following discussion and analysis should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements, the Selected Financial Data, and the historical financial statements of the Company and the Notes related thereto, which appear elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain historical financial data for Calidad as a percentage of net sales:

                                                               PERCENTAGE OF NET SALES
                                                     -------------------------------------------
                                                                                   SIX MONTHS
                                                     YEARS ENDED DECEMBER 31,    ENDED JUNE 30,
                                                     -------------------------   ---------------
                                                     1994      1995      1996     1996     1997
                                                     -----     -----     -----   ------   ------
STATEMENT OF OPERATIONS DATA:
Net sales..........................................  100.0%    100.0%    100.0%   100.0%   100.0%
Cost of goods sold.................................   67.3      67.8      66.4     65.8     65.6
                                                     -----     -----     -----    -----    -----
  Gross margin.....................................   32.7      32.2      33.6     34.2     34.4
Operating expenses.................................   36.7      33.0      31.9     31.5     29.6
                                                     -----     -----     -----    -----    -----
  Income from operations...........................   (4.0)     (0.8)      1.7      2.7      4.8
Other expenses, net................................    1.0       1.7       1.6      1.8      1.5
                                                     -----     -----     -----    -----    -----
  Income (loss) before taxes.......................   (5.0)     (2.5)      0.1      0.9      3.3
Provision for income taxes.........................    0.0       0.0       0.0      0.3      1.1
                                                     -----     -----     -----    -----    -----
  Net income (loss)................................   (5.0)%    (2.5)%     0.1%     0.6%     2.2%
                                                     =====     =====     =====    =====    =====

COMPARISON OF THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997

     Net Sales. Net sales consists of gross sales less the amount of discounts, returns and allowances. Net sales for the first six months of 1997 were $10,962,000 compared to $10,528,000 for the first six months of 1996, an increase of $434,000, or 4.1%. A significant portion of the increase in net sales was attributable to cheese and meat sales because Calidad gained distribution of these products in the first quarter of 1997 in two independent Dallas grocery chains catering to Mexican-American consumers.

     Cost of Sales and Gross Margin. Cost of sales consists primarily of labor, raw materials and overhead used in the production of the products manufactured by Calidad. Calidad also incurs costs to purchase various products (such as meats and cheeses) that have been manufactured by third parties for distribution through Calidad's DSD system. Gross margin for the first six months of 1997 was $3,771,000 compared to $3,601,000 for the first six months of 1996, an increase of $170,000, or 4.7%. As a percentage of net sales, gross margin increased from 34.2% in the first six months of 1996 to 34.4% in the first six months of 1997. The increase in gross margin was attributable to increased sales.

     Operating Expenses. Operating expenses consist primarily of commissions, sales and administrative salaries, office expenses, fleet expenses, warehouse costs (including leasehold, labor and utility costs) and general overhead. Operating expenses for the first six months of 1997 were $3,247,000 compared to $3,314,000 for the first six months of 1996, a decrease of $67,000, or 2.0%. As a percentage of net sales, operating expenses declined from 31.5% in the first six months of 1996 to 29.6% in the first six months of 1997. The decrease in operating expenses was primarily attributable to non-compete and consulting payments to two former shareholders that were incurred in the first six months of 1996 but not in the first six months of 1997.

     Other Expenses. Other expenses consist primarily of interest expense and gain or loss on disposal of property and equipment. Other expenses for the first six months of 1997 were $165,000 compared to $187,000 for the first six months of 1996, a decrease of $22,000, or 11.8%. As a percentage of net sales, other expenses decreased from 1.8% in the first six months of 1996 to 1.5% in the first six months of 1997. The decrease was primarily attributable to losses incurred on the disposal of equipment in the first quarter of 1996 related to the completion of the Company's plant relocation.

     Taxes. The Company had income tax expense of $122,000 for the first six months of 1997 compared to $34,000 for the first six months of 1996. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 86, any tax benefits recognized from net operating losses ("NOLs") generated before the Company's December 31, 1993 quasi-reorganization are recorded as a direct addition to additional paid-in capital resulting in a corresponding increase to income tax expense. For additional information with respect to the quasi-reorganization, see Note 7 to the Company's Financial Statements.

     At June 30, 1997, the Company had NOLs of approximately $3,265,000, which expire throughout the period ending December 31, 2011. Of these NOLs, approximately $2,385,000 were generated prior to the quasi-reorganization. At June 30, 1997, the Company recorded a valuation allowance of approximately $1,132,000 on deferred tax assets to reduce the total to an amount the Company believes will ultimately be realized. The Company believes these deferred tax assets will be realized as a result of the La Victoria Acquisition. See "Unaudited Pro Forma Consolidated Financial Statements." Realization of deferred tax assets is dependent upon generating sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. Excluding the effects of the La Victoria Acquisition and annualizing the Company's taxable income generated in the first six months of 1997, the benefit of the Company's deferred tax asset would be fully realized within the next five years. See Note 5 to the Company's Financial Statements.

     Net Income. For the reasons described above, net income for the first six months of 1997 was $238,000 compared to $66,000 for the first six months of 1996, an improvement of $172,000. As a percentage of net sales, net income improved from 0.6% for the first six months of 1996 to 2.2% for the first six months of 1997.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1996

     Net Sales. Calidad's sales growth has historically been limited by its production capacity. Since the relocation of Calidad's manufacturing facility in January 1996, significant new grocery store accounts have been added to the customer base, including Save-A-Lot, Western Family Foods and Brookshire Brothers. Calidad has experienced steady growth in net sales, driven by extended route coverage in North Texas (including the Dallas/Ft. Worth metroplex), as well as expanded distribution into San Antonio, Texas and into Oklahoma, Louisiana and Arkansas.

     Net sales for 1996 were $21,198,000 compared to $21,028,000 for 1995, an increase of $170,000, or 0.8%. Net sales were flat because net sales for 1995 included a substantial amount of sales of shelf-stable products to Minyard Foods, which were discontinued in 1996. Accordingly, these low margin sales of shelf-stable products to Minyard Foods accounted for approximately $86,000 of Calidad's net sales in 1996, compared to $2,864,000 in 1995. However, the discontinuation of these sales did not adversely affect Calidad's relationship with Minyard Foods. In fact, net sales to Minyard Foods in 1996, exclusive of shelf-stable products, increased by $777,000, or 15.6%, over 1995 net sales.

     If sales of shelf-stable products to Minyard Foods are disregarded, Calidad's net sales increased by $2,948,000, or 16.2%, from $18,164,000 in 1995 to $21,112,000 in 1996. Of this improvement, $2,018,000, or 68.5%, was attributable to sales of manufactured products (e.g., tortillas, tortilla chips and spices), of which approximately $741,000 resulted from the El Paco acquisition. Approximately $761,000, or 25.8%, of the increase in net sales was generated from increased sales of products manufactured by third parties (e.g., meats and cheeses).

     Cost of Sales and Gross Margin. The gross margins on products manufactured by Calidad, such as tortillas and tortilla chips, have improved on a year-to-year basis because of increased efficiencies from the new manufacturing facility, as well as Calidad's emphasis on sales of manufactured products in 1996. Most increases in raw material costs have traditionally been recovered through price increases to Calidad's customers.

     Gross margin for 1996 was $7,117,000 compared to $6,762,000 for 1995, an increase of $355,000, or 5.2%. As a percentage of net sales, gross margin increased from 32.2% in 1995 to 33.6% in 1996. The improvement in gross margin was primarily attributable to the increase in sales of higher margin manufactured products, combined with the discontinuation of low margin sales of shelf-stable products to Minyard Foods, as described above. Gross margin achieved on sales of products manufactured by Calidad has historically been greater than the gross margin achieved on sales of products manufactured by third parties. Accordingly, increased sales of manufactured products have a greater impact on the overall gross margin of Calidad. Gross margin for 1996 also benefitted from improved manufacturing efficiencies that resulted from the plant relocation and modernization.

     Operating Expenses. Operating expenses for 1996 were $6,768,000 compared to $6,940,000 in 1995, a decrease of $172,000, or 2.5%. As a percentage of net sales, operating expenses declined from 33.0% in 1995 to 31.9% in 1996. The decrease in operating costs was primarily attributable to relocation expenses incurred in 1995 of approximately $337,000 and $58,000 of long-haul transportation savings realized in 1996. These expense reductions were partially offset by nonrecurring 1996 consulting and non-compete payments to former shareholders and professional fees totaling $113,000 and an increase of $101,000 in distributor commissions attributable to higher sales of manufactured products.

     Calidad expects that operating expenses will increase in absolute amounts due, in part, to periodic reporting and compliance requirements associated with being a public company, although such expenses may vary as a percentage of net sales. Additionally, Calidad expects that operating expenses will increase in absolute amounts as a result of the implementation of its acquisition strategy. The Company does not expect that the La Victoria Acquisition will result in any reductions in general and administrative expenses. See "Risk Factors -- Ability to Implement the La Victoria Strategy."

     Other Expenses. Other expenses for 1996 were $348,000 compared to $349,000 for 1995, a decrease of $1,000, or 0.3%. As a percentage of net sales, other expenses decreased from 1.7% in 1995 to 1.6% in 1996. Interest expense for 1996 was $328,000 compared to $219,000 for 1995, an increase of $109,000, or 49.8%.
The increase in interest expense is due to interest on the Term Loan and debt incurred with the El Paco acquisition, which were used to partially finance Calidad's plant relocation and modernization. See "-- Liquidity and Capital Resources." Other expenses also included a loss on the disposal of property and equipment of $22,000 in 1996 compared to a loss of $192,000 in 1995. Both of these losses resulted from the plant relocation and modification. In addition, in 1995, interest income consisted primarily of $51,000 of interest income received on a federal tax refund.

     Taxes. Because the Company's deferred tax assets were fully reserved by a valuation allowance, no provision for income taxes was recorded in 1995 or 1996. In addition, no taxable income was generated in 1996 that would require an adjustment to additional paid-in capital pursuant to SAB No. 86.

     Net Income. For the reasons described above, net income for 1996 was $1,000 compared to a net loss of $527,000 for 1995, an improvement of $528,000. As a percentage of net sales, net income improved from a loss of 2.5% in 1995 to a profit of 0.1% in 1996.

COMPARISON OF YEARS ENDED DECEMBER 31, 1994 AND 1995

     Net Sales. Net sales for 1995 were $21,028,000 compared to $19,637,000 for 1994, an increase of $1,391,000, or 7.1%. Of the total net sales increase of $1,391,000 for 1995, $633,000, or 46.0%, was attributable to cheese and meat sales, with the remaining increase being attributable to increased sales of shelf-stable grocery products. Sales of manufactured products were relatively unchanged between the two years.

     Although Calidad's net sales improved in 1995, Calidad closed its Houston distribution center and began a relationship with an independent Houston distributor in January 1995. Calidad took this action because of operating losses at Calidad's Houston distribution center, production limitations at Calidad's Ft. Worth facility and management's decision to focus on North Texas operations, including the Dallas/Ft. Worth metroplex. The Houston distributor retained in 1995 did not carry a complete line of Calidad's products and had a limited retail presence. Net sales for 1995 in the Houston market declined from $1,401,000 in 1994 to $303,000 in 1995. Total net sales in the core markets of North Texas, East Texas and West Texas increased from $18,236,000 in 1994 to $20,725,000 in 1995, an increase of $2,489,000, or 13.6%.

     Cost of Sales and Gross Margin. Gross margin for 1995 was $6,762,000 compared to $6,424,000 for 1994, an increase of $338,000, or 5.3%. As a percentage of net sales, gross margin decreased from 32.7% in 1994 to 32.2% in 1995. The dollar increase in gross margin was primarily attributable to increased net sales levels. Relative flatness in manufactured product sales, coupled with manufacturing inefficiencies at the Ft. Worth plant, caused the decrease in the gross margin as a percentage of sales.

     Operating Expenses. Operating expenses for 1995 were $6,940,000 compared to $7,210,000 for 1994, a decrease of $270,000, or 3.7%. As a percentage of net sales, operating expenses decreased from 36.7% in 1994 to 33.0% in 1995. The decrease in operating expenses was due to the elimination of consulting costs and vacation pay expenses totaling $415,000, coupled with an $80,000 reduction in insurance costs and a $53,000 reduction in administrative payroll. These expense reductions were partially offset by relocation costs of $337,000 incurred in 1995.

     Other Expenses. Other expenses for 1995 were $349,000 compared to $199,000 for 1994, an increase of $150,000, or 75.4%. As a percentage of net sales, other expenses increased from 1.0% in 1994 to 1.7% in 1995. The increase was primarily attributable to a loss on disposal of property and equipment of $192,000 in 1995 compared to a loss of $37,000 in 1994. Interest expense for 1995 was $219,000 compared to $161,000 for 1994, an increase of $58,000, or 36.0%, as a result of increased borrowings and higher effective rates under the Company's line of credit. In 1995, interest income consisted primarily of interest income received on a federal tax refund.

     Taxes. Because the Company's deferred tax assets were fully reserved by a valuation allowance, no provision for income taxes was recorded in 1994 or 1995.

     Net Income. As a result of the above, Calidad had a net loss of $527,000 for 1995 compared to a net loss of $985,000 for 1994, an improvement of $458,000, or 46.5%. As a percentage of net sales, the net loss improved from a loss of 5.0% in 1994 to a loss of 2.5% in 1995.

VARIABILITY IN QUARTERLY OPERATING RESULTS; SEASONALITY

     Calidad has experienced a minimal degree of seasonality over the three previous years. Minor increases in tortilla, spice, meat and cheese sales normally occur during the winter months. A similar sales increase for tortilla chips is experienced during the summer months. The Company believes that the relative inelasticity of demand for grocery products is an insulating factor against material fluctuations in Calidad's sales levels. Anticipated sales gains due to product acceptance and favorable market demographics should also serve as a seasonality buffer.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company's losses and restricted access to capital have adversely affected the Company's ability to pursue acquisition and growth opportunities. As the net sales of Calidad have grown, the Company has experienced increased working capital requirements. These working capital requirements have been funded largely by borrowings under asset-based working capital facilities. An initial $2,000,000 facility was funded in May 1993, with effective interest rates ranging from prime rate plus 0.75% per annum to prime rate plus 5.0% per annum as of the termination date. This facility was replaced in April 1995 by the $2,000,000 Revolving Facility with a different lender. The Revolving Facility continues to be utilized by the Company and accrues interest at prime rate plus 1.75%. The principal balance on the Revolving Facility as of June 30, 1997 was $1,350,000, and the Company had $54,000 of availability under the Revolving Facility as of that date. Amounts available for borrowing under the Revolving Facility are based on percentages of the Company's eligible accounts receivable and inventory balances. Management believes the percentages used to calculate borrowing availability under the Revolving Facility are generally in accordance with those offered to companies of similar size.

     Although Shansby has provided certain funding since acquiring the Company in 1992, Shansby has been limited in the amount of funding it was able to provide because of constraints imposed by its investment objectives. Nevertheless, because of Calidad's net losses incurred in 1994 and the decrease in the Company's available working capital facility in effect during that year, Shansby made several capital infusions that totaled $1,085,000 in 1994. Furthermore, in order to fund capital expenditures, including the El Paco acquisition, that were required to relocate and modernize Calidad's plant in late 1995, Shansby funded $400,000 of the

$2,529,000 of these capital and other expenditures. The remaining $2,129,000 was funded with (i) $600,000 under the Term Loan, (ii) a consulting and non-compete agreement with the shareholders of El Paco under which the Company was obligated to pay $549,000 and which is treated as indebtedness for financial accounting purposes (the "El Paco Non-Compete"), (iii) a federal income tax refund of $539,000, (iv) $162,000 from the sale of surplus manufacturing equipment and (v) past due accounts receivable collections made in late 1994. The Term Loan was initially funded in November 1995, accrues interest at prime rate plus 2.0% per annum and is payable in 48 monthly principal installments of $12,500 plus interest. As of June 30, 1997, the principal balances on the Term Loan and Revolving Facility were $363,000 and $1,350,000, respectively. The Term Loan and the Revolving Facility are secured by a first lien on Calidad's equipment, inventory, accounts receivable and general intangibles. The Company intends to use the net proceeds from this Offering to repay all amounts outstanding under, and terminate, the Revolving Facility and the Term Loan. In connection with the termination of the Revolving Facility, the Company will pay a $20,000 termination fee and will expense deferred financing costs of $29,000. See "Use of Proceeds." The El Paco Non-Compete is due in monthly installments of $11,667, with interest imputed at 10.0%, through November 2000.

     In connection with the acquisition of Calidad by Shansby in 1992, a $1 million subordinated note was issued to the former shareholder of Calidad (the "Calidad Shareholder Note"). The Calidad Shareholder Note was originally scheduled to mature on March 26, 1997. Because of funding constraints on the Company, the former shareholder agreed to extend the note for an additional two years to March 26, 1999. Interest on this note was increased from 8.0% per annum to 10.5% per annum. As of June 30, 1997, the Calidad Shareholder Note had an outstanding principal balance of approximately $717,000. The Company intends to use a portion of the net proceeds from this Offering to repay the Calidad Shareholder Note. See "Use of Proceeds."

     Cash flows provided by operating activities for 1996 were $565,000, consisting primarily of depreciation and amortization of $757,000, offset by an increase in accounts receivable of $151,000 and a decrease in accounts payable of $232,000. Accounts receivable increased because of slower collections resulting from increased sales to non-major chains in outlying markets. Accounts payable decreased because of Calidad's efforts to bring payables to vendors closer to terms. Cash flows provided by operating activities for the first six months of 1997 were $415,000, consisting primarily of net income of $238,000 and noncash expenses of $451,000, offset by an increase in accounts receivable of $117,000 and a decrease in accounts payable of $117,000. Accounts receivable continued to increase because of fewer collection days and increased sales to non-major chains in outlying markets. Accounts payable continued to decrease due to continuing efforts to bring payables to vendors closer to terms.

     Cash flows used in investing activities for 1996 were $509,000, consisting primarily of capital expenditures of $652,000 related to the Company's relocation and the El Paco acquisition as discussed above, offset by proceeds from the sale of property and equipment of $171,000 related to excess equipment sold as a result of the relocation. Cash flows used in investing activities for the first six months of 1997 were $328,000, consisting primarily of capital expenditures of $232,000 and an increase in other assets of $147,000. Capital expenditures consisted primarily of additions and improvements to manufacturing equipment, and the increase in other assets consisted primarily of deferred offering costs.

     Cash flows provided by financing activities for 1996 were $136,000, consisting primarily of additional borrowings on the Company's line of credit of $569,000, offset by repayments on short and long-term debt. Cash flows used in financing activities for the first six months of 1997 were $173,000, consisting primarily of repayments on long-term debt.

     Calidad estimates that capital expenditures for the existing business in 1997 and the foreseeable future will range from $300,000 to $400,000 per year. La Victoria estimates that capital expenditures for 1997 and subsequent years will range from $200,000 to $300,000 per year. After applying the net proceeds from this Offering in the manner described under "Use of Proceeds," the Company believes that its cash on hand and cash generated from operations will provide the Company with sufficient liquidity and working capital to permit Calidad and La Victoria to carry on its normal operations without the need of incurring the expense of maintaining a revolving credit facility in addition to La Victoria's line of credit facility. As the Company implements its growth strategy, it will continue to re-evaluate its working capital needs, and will seek to obtain an additional working capital line of credit when it becomes necessary to do so. Although the Company believes that it will have sufficient funds to make one or more acquisitions in pursuit of its growth strategy, it may elect to pursue bank financing in connection with its acquisitions, depending upon the size of the acquisition and its other capital needs.

INFLATION AND CHANGES IN PRICES

     The costs of ingredients (e.g., corn flour and wheat flour) for products that Calidad manufactures rise and fall in line with their value in the commodity markets. Calidad endeavors to insulate itself from wide variations in prices by entering into supply contracts on a 90 to 360 day basis. Generally, increases in raw material costs are recovered with periodic product price increases. Product pricing for products manufactured by third parties are negotiated. When price increases occur, Calidad passes these increases on to the retailer.

                            LA VICTORIA FOODS, INC.

OVERVIEW

     La Victoria has experienced a decline in net sales as a result of increased competition and its decision to focus on core markets in the western United States, combined with a withdrawal from less profitable markets. La Victoria's management undertook a restructuring effort in 1995 that has resulted in more effective employment of its capital base, reduced costs, and increased efficiencies throughout La Victoria. La Victoria has refocused its marketing efforts, concentrating on its core markets, and successfully returned to profitability in fiscal 1996.

     Prior to La Victoria's recent restructuring efforts, its operating margins had suffered from relatively fixed general and administrative expenses and certain manufacturing expenses that La Victoria incurred to upgrade its production capacity and efficiency as well as expenses related to label and container redesigns. La Victoria's management believes that La Victoria is capable of supporting a significantly larger sales base with its existing manufacturing and warehousing facilities.

     Prior to Shansby's recent purchase of beneficial ownership of 50% of the capital stock of La Victoria, La Victoria was a family-owned business. La Victoria has entered into various transactions with its shareholders and their affiliates including the payment of discretionary employee bonuses and other expenses.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain historical financial data for La Victoria as a percentage of net sales:

                                                              PERCENTAGE OF NET SALES
                                                              -----------------------
                                                                YEARS ENDED MAY 31,
                                                              -----------------------
                                                              1995     1996     1997
                                                              -----    -----    -----
STATEMENT OF OPERATIONS DATA:
Net sales...................................................  100.0%   100.0%   100.0%
Cost of sales...............................................   53.7     51.6     49.5
                                                              -----    -----    -----
     Gross margin...........................................   46.3     48.4     50.5
Operating expenses..........................................   45.2     40.0     45.5
                                                              -----    -----    -----
     Income from operations.................................    1.1      8.4      5.0
Other expenses, net.........................................   (2.0)    (2.3)    (2.3)
                                                              -----    -----    -----
     Income (loss) before taxes.............................   (0.9)     6.1      2.7
Provision for income taxes..................................   (0.2)     2.6      1.6
                                                              -----    -----    -----
     Net income (loss)......................................   (0.7)%    3.5%     1.1%
                                                              =====    =====    =====

COMPARISON OF FISCAL YEAR ENDED MAY 31, 1996 TO 1997

     Net Sales. Net sales for 1997 were $37,192,000 as compared to $38,978,000 for 1996, a decrease of $1,786,000, or 4.6%. The decline in net sales was primarily the result of increased competition from other Mexican food brands, including the introduction of the Tostitos(TM) brand Mexican sauces by Frito-Lay Inc. and the withdrawal of La Victoria from certain less profitable markets in the eastern and central United States. In addition, 1996 included a one-time sale at reduced prices of products packaged in containers that became obsolete as a result of a change in packaging.

     Cost of Sales and Gross Margin. Cost of sales consists primarily of labor, raw materials and overhead used in the production of the products manufactured by La Victoria. Gross margin was $18,783,000 for 1997 as compared to $18,871,000 for 1996, a decrease of $88,000, or 0.5%. As a percentage of net sales, gross margin increased to 50.5% in 1997 from 48.4% for 1996. The primary reason for the increase in gross margin percentage is attributable to a focus by the Company on cost controls and efficiencies, as well as the absence of the sales made in the prior period of products in obsolete packaging.

     Operating Expenses. Operating expenses were $16,934,000 for 1997 compared to $15,608,000 for 1996, an increase of $1,326,000, or 8.5%. As a percentage of net sales, operating expenses increased from 40.0% for 1996 to 45.5% for 1997. The dollar increase in operating expenses was due to an increase of $900,000 in discretionary bonuses and expenses to management and related parties, a $305,000 increase in selling expenses, primarily advertising expenses, and a $253,000 increase in legal expenses. During 1997, La Victoria incurred legal expenses of approximately $204,000 relating to a dispute with a former shareholder, as well as $270,000 in salary expense to that former shareholder's husband, who was an employee of La Victoria. La Victoria anticipates that such expenses will not recur in 1998.

     Other Expenses. Other expenses, primarily interest related to capital leases, were $868,000 for 1997 as compared to $905,000 for 1996, a decrease of $37,000, or 4.1%. As a percentage of net sales, other expenses remained constant at 2.3% for 1996 and 1997.

     Taxes. Taxes were $588,000 for 1997 compared to $979,000 for 1996, a decrease of $391,000, or 39.9%. The decrease was attributable to the decrease in earnings for 1997 as compared to 1996. The high effective tax rate of 60% in 1997 was due primarily to certain nonrecurring expenses that are not deductible for tax purposes. See Note 6 to La Victoria's Financial Statements.

     Net Income. For the reasons described above, net income was $393,000 for 1997 compared to $1,379,000 for 1996, a decrease of $986,000. As a percentage of net sales, net income decreased from 3.5% in 1996 to 1.1% in 1997.

COMPARISON OF FISCAL YEAR ENDED MAY 31, 1995 TO 1996

     Net Sales. Net sales for 1996 were $38,978,000 compared to $41,382,000 for 1995, a decrease of $2,404,000, or 5.8%. The decrease in net sales was primarily attributable to (i) increased competition within the salsa category generally,
(ii) an increase in private label products in grocery stores that are not manufactured by La Victoria and (iii) the withdrawal of La Victoria from certain less profitable markets to focus on core markets.

     Cost of Sales and Gross Margin. Gross margin for 1996 was $18,871,000 compared to $19,163,000 for 1995, a decrease of $292,000, or 1.5%. As a percentage of net sales, gross margin increased from 46.3% for 1995 to 48.4% for 1996. The increase in gross margin was primarily a result of a 2.9% decline in raw material and direct labor costs to produce La Victoria's products. Partially offsetting the gains were increases in manufacturing overhead (including repairs, maintenance and rent).

     Operating Expenses. Operating expenses for 1996 were $15,608,000 compared to $18,709,000 for 1995, a decrease of $3,101,000, or 16.6%. As a percentage of net sales, operating expenses decreased from 45.2% for 1995 to 40.0% for 1996. The decrease in operating expenses was largely the result of a decrease in advertising spending from $4,939,000 in 1995 to $1,937,000 in 1996, as well as a reduction in corporate sponsorships from $866,000 in 1995 to $403,000 in 1996. Advertising spending was high in 1995 as a result of efforts to promote the La Victoria Thick 'N Chunky Salsa product line. In addition, La Victoria reduced salaries and commissions paid to sales personnel by $542,000. These decreases were partially offset by increases in market development funds and promotional allowances by approximately $300,000 as well as a discretionary bonus paid to senior management/shareholders of $550,000 in 1996. No comparable bonus was paid in 1995.

     Other Expenses. Other expenses, primarily interest, were $905,000 in 1996 compared to $844,000 for 1995, an increase of $61,000, or 7.2%. As a percentage of net sales, other expenses increased from 2.0% for 1995 to 2.3% for 1996. During 1996, La Victoria extended two facility leases with its shareholders that resulted in the leases being classified as capital leases. As a result interest expense increased by $238,000. This increase was offset by a decrease in rent expense included in cost of sales. See "Certain Transactions -- Tanklage Lease Arrangements." Other interest expense decreased due to a reduction in debt outstanding.

     Taxes. Taxes for 1996 were $979,000 compared to a tax benefit of $81,000 for 1995, an increase of $1,060,000. This increase in taxes was primarily attributable to the increase in earnings for 1996 as compared to 1995.

     Net Income. For the reasons described above, net income improved from a loss of $309,000 for 1995 to $1,379,000 for 1996, an increase of $1,688,000. As a percentage of net sales, net income improved from a loss of 0.7% in 1995 to a profit of 3.5% in 1996.

VARIABILITY OF QUARTERLY OPERATING RESULTS; SEASONALITY

     La Victoria experiences a minimal degree of seasonality in its sales. La Victoria's cash flow is affected by costs incurred seasonally as a result of increased production costs associated with the peak tomato harvest, when La Victoria currently packs the majority of its products. In terms of sales, minor increases in salsa and Mexican sauce sales normally occur during the fall and winter months. La Victoria believes that the relative inelasticity of demand for grocery products is an insulating factor against material fluctuations in La Victoria's sales levels.

LIQUIDITY AND CAPITAL RESOURCES

     La Victoria's working capital requirements have decreased substantially since the fiscal year ended May 31, 1994 because of lower discretionary spending and improved operating efficiencies. Indebtedness, which had increased as a result of the more than $4 million refurbishment and expansion of its main production facility in 1993 and 1994, has greatly decreased.

     In order to finance its facility refurbishment and expansion, La Victoria borrowed $5,500,000 in October 1993 on an unsecured basis (the "La Victoria Term Loan"). The La Victoria Term Loan carries an interest rate of 6.48% per annum. Under the agreement that governs the La Victoria Term Loan, La Victoria is required to pay monthly installments of $91,667, plus interest, through October 1998. As of May 31, 1997, the outstanding principal balance on the La Victoria Term Loan was $1,558,000. The La Victoria Term Loan agreement includes covenants requiring the maintenance of certain financial ratios and minimum tangible net worth. These financial covenants have the effect of restricting LaVictoria's payment of dividends. La Victoria was not in compliance with the cash flow coverage requirement for the year ended May 31, 1997 and has obtained a waiver from the bank of this covenant.

     La Victoria has traditionally maintained a working capital facility with a bank in order to fund seasonal requirements associated with the purchase of its raw materials and production of its products. La Victoria produces its salsas and Mexican sauces using fresh ingredients, including tomatoes. As a result, its production is at approximately 80% of capacity during the harvesting season (approximately June through November). During that time, La Victoria produces substantially all of its salsa products required until the next harvesting season. During the off season, La Victoria produces other types of products and operates its facility at approximately 15% of capacity. As a result of the seasonality of its production, La Victoria's cash needs are greater during and immediately after the production season. La Victoria has entered into an agreement with a bank for a $3,000,000 unsecured line of credit (the "La Victoria Line of Credit"). Interest on the La Victoria Line of Credit is at the bank's prime rate (8.50% at May 31, 1997) or at LIBOR (5.77% at May 31, 1997), plus 2%, at La Victoria's option. As of March 31 and May 31, 1997, the Company had $3 million available under the La Victoria Line of Credit. The La Victoria Line of Credit expires in September 1997. The agreement contains similar covenants to those in the La Victoria Term Loan agreement.

     La Victoria entered into various note payable agreements with related parties, including shareholders, to finance working capital and capital improvement projects in 1994. In addition to these "on demand" borrowings, La Victoria historically has borrowed other funds from related parties on a long-term basis to finance short-term working capital requirements. There were no amounts outstanding under these note agreements at May 31, 1997.

     La Victoria also has entered into three facility lease agreements with related parties, which have been classified as capital leases. Accordingly, a liability under these leases of $5,809,000 was recorded as of May 31, 1997. The leases require minimum monthly payments that total $90,000 over the remaining 14 year term of the agreements. In addition, the leases require adjustment for increases in the Consumer Price Index (the "CPI") every five years. The next scheduled increase is to occur in August 2000. La Victoria's management believes these facilities are sufficient for their needs for the foreseeable future. See "Certain Transactions -- Tanklage Lease Arrangements."

     The La Victoria Contribution and Exchange Agreement provides that La Victoria will pay a dividend of $4 million immediately prior to the La Victoria Acquisition, 50% of which will be paid to Mr. Tanklage and the remaining 50% of which will be paid to LV Foods and will be used to repay a portion of the La Victoria Shareholder Note. La Victoria anticipates that this payment will be made from existing cash balances and operating cash flow.

     Net cash provided by operating activities for the year ended May 31, 1997 decreased from $5,235,000 in 1996 to $2,039,000 in 1997, a decrease of $3,196,000, or 61%. This was primarily attributable to a $986,000 reduction in net income along with a decrease in working capital requirements of $1,644,000 compared to a decrease in working capital requirements in 1996 of $3,856,000.

     Net cash provided by investing activities for the year ended May 31, 1997 increased from a loss of $101,000 in 1996 to $320,000 in 1997, an increase of $421,000, or 418%. This was primarily attributable to La Victoria's collecting $340,000 on a note receivable from an officer. In addition, cash paid for the purchase of equipment decreased approximately $100,000.

     Net cash used in financing activities increased from $1,512,000 in 1996 to $2,637,000 in 1997, an increase of $1,125,000, or 74%. This was primarily attributable to the pay-off of related party notes of approximately $1,300,000.

ENVIRONMENTAL MATTERS

     La Victoria has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), for the cleanup of contamination from hazardous substances at the South El Monte Operable Unit of the San Gabriel Valley Superfund Site. La Victoria does not believe that its ultimate liabilities in relation to the site will have a material effect on its financial position; however, it is not possible to determine the ultimate environmental liabilities, if any, that may arise from this matter. See "Business -- Legal Proceedings."

INFLATION AND CHANGES IN PRICES

     The cost of ingredients (e.g., tomatoes, peppers, onions) for products La Victoria manufactures rises and falls in line with their value in the commodity markets. La Victoria endeavors to insulate itself from wide variations in prices by entering into supply contracts on an annual basis. Generally, increases in raw material costs are recovered with periodic product price increases.

                                    BUSINESS

INTRODUCTION

     Authentic Specialty Foods is a leading provider of an extensive line of Mexican food products to Mexican-American consumers, as well as non-Hispanic consumers who enjoy authentic Mexican food. After this Offering, the Company believes that it will be the largest publicly-owned company engaged solely in the manufacture and distribution of Mexican food products targeting primarily the Mexican-American consumer. The Company has two separate brands -- Calidad(TM) and La Victoria(TM) -- both of which are recognized for high quality products and well-accepted by the Company's target consumers. The Calidad and La Victoria brands have strong market positions in the southwestern and western regions of the United States, respectively, particularly in Texas and California. Following the completion of this Offering, the Company will be poised for internal growth and to take advantage of acquisition opportunities in the highly fragmented Mexican food industry. Management has extensive experience in the food industry and intends to utilize its expertise to improve the operating efficiencies and to expand the sales of Authentic Specialty Foods and any companies acquired in the future.

     Calidad sells branded and private label tortillas and tortilla chips, as well as branded cheeses, meats and shelf-stable products (including spices, salsas and peppers) primarily to grocery stores in Texas and certain adjacent states. Calidad provides retailers with an extensive line of quality products under a comprehensive service program through which Calidad's direct store delivery ("DSD") salespersons can manage substantially all of a customer's Mexican food category. The strength of the Calidad brand name (which means "Quality" in Spanish), its comprehensive service program and the breadth and quality of its product line have enabled Calidad to achieve significant market penetration of stores in North Texas, including the Dallas/ Ft. Worth metroplex, one of the largest Mexican-American population centers in the country. Calidad's tortillas and tortilla chips are manufactured daily in a 70,000 square foot facility in Grand Prairie, Texas, which is located in the Dallas/Ft. Worth metroplex. The Company also purchases other products manufactured by third parties for distribution under the Calidad brand and other brand names.

     La Victoria sells a wide variety of branded salsas and other Mexican sauces primarily to grocery stores in California and certain other western states. Founded in 1917, La Victoria believes it has significant market share in the "hot" end of the salsa and Mexican sauce category. Although La Victoria is a regional brand, it outsells a number of national brands in several western states in both taco sauces and salsas. In addition, La Victoria sells its products in the food service market on a branded and private label basis and to warehouse clubs on a branded basis. Food service sales consist primarily of sales to restaurants and wholesale restaurant suppliers. Generally, La Victoria's products are delivered to a retail customer's warehouse or distribution facility rather than directly to a customer's retail outlets. La Victoria manufactures substantially all of its products in a 112,000 square foot production and warehouse facility located in Rosemead, California, a suburb of Los Angeles.

INDUSTRY BACKGROUND

     Growing Popularity of Mexican Food Segment. The Mexican food segment is one of the largest and fastest growing categories within the domestic food industry, and this trend is expected to continue. According to Packaged Facts (1995), nearly $2.4 billion of Mexican food (excluding tortilla chips) was consumed in the United States in 1994, and this category is expected to grow to over $3.5 billion by 1999, a compound annual growth rate of 8%. Tortillas are a staple in the Mexican-American diet as they are served like bread and are used in many Mexican-style dishes.

     As reported by Packaged Facts, the Mexican sauce industry, which includes salsas, picante sauces, taco sauces and enchilada sauces, is estimated to have achieved $1 billion in annual sales in 1995 and is projected to grow at a compound annual growth rate of approximately 11% through 1999. According to Supermarket Business, sales of Mexican sauces in 1995 increased over 7.3% from 1994 sales levels, compared to year-to-year growth of approximately 4.5% for the condiment category as a whole. Moreover, also according to Supermarket Business, in 1995 U.S. consumers purchased approximately 30% more Mexican sauces than ketchup.

     Growing Mexican-American Population. The Company targets Mexican-American consumers, an increasingly important part of the U.S. population. According to estimates by CACI Marketing Systems, Hispanics comprised 10.4%, 29.7% and 29.1% of the total United States, California and Texas populations, respectively, in 1996. From 1990 to 1996, the overall populations in the United States, California and Texas are estimated to have grown at an average annual rate of 1.0%, 1.1% and 1.9%, respectively, and the Hispanic populations of each are estimated to have grown at an average annual rate of approximately 2.7%. The U.S. Census Bureau has estimated that in 1996 there were 27.2 million Hispanics living in the United States. Of this amount, approximately 64% were of Mexican descent or origin. Although the Company is not aware of any separate statistics with respect to the growth of the Mexican-American portion of the Hispanic population, management believes that the growth of the Mexican-American population is consistent with that of the Hispanic population in general, particularly in the Company's current primary marketing areas of Texas and California.

     Six of the top ten Hispanic markets in the U.S. are in the Company's marketing areas: Dallas/Ft. Worth, Los Angeles, San Francisco, Houston, San Antonio and McAllen-Brownsville. Furthermore, these markets comprise approximately 39% of the total U.S. Hispanic population. Management believes that the demographic trends within the Mexican-American population, including absolute growth in numbers and relative growth in purchasing power, will create market opportunities for companies targeting this growing demographic group.

     Shopping and Dining Characteristics. The Company focuses its marketing efforts on Mexican-American consumers, who generally exhibit shopping and dining characteristics that distinguish them from non-Hispanic consumers and make them attractive target consumers. A number of grocery store chains, such as Carnival and Danal's in the Dallas/Ft. Worth metroplex and Fiesta in Houston, specifically cater to the preferences of the Mexican-American consumer. Non-Hispanic grocery store chains have also realized the importance of attracting Mexican-Americans to their stores. Grocery store chains believe that a strong selection of Mexican food products will encourage repeat shopping by these high frequency shoppers and will foster sales of other products throughout a store. The Company believes that its marketing strategy of providing an extensive line of Mexican food products appeals to both Mexican-American and non-Hispanic grocery stores.

     Management believes that the Company also benefits from the increasing popularity of Mexican food products among the general population described above and that it is well-positioned to take advantage of the expected continued growth in the Mexican-American population.

BUSINESS STRATEGY

     The Company's objective is to expand its position as a leading provider of an extensive line of Mexican food products primarily to Mexican-American consumers. In order to achieve this objective, the Company's strategy is to (i) improve the operations of Authentic Specialty Foods in the areas of product development, merchandising, production, distribution and sales; (ii) acquire Mexican food manufacturers or brands in areas with large, growing Mexican-American populations and utilize the skills and experience of the management team to integrate and improve the operations of these newly acquired companies; (iii) expand the Company's geographic markets and increase distribution of the Company's products in its existing markets; and (iv) continue to add new products and brands to the Company's existing line of products.

     Integration and Improvement of La Victoria. Management believes it can execute a number of operational improvements at La Victoria, including reducing certain operating expenses, particularly marketing expenditures. Additionally, the Company plans to gradually shift production of selected products from fresh to processed tomatoes, which can be purchased throughout the year. La Victoria currently manufactures the majority of its products with fresh vegetables during the four to six month tomato harvest in California. Management intends to implement this change only with respect to those La Victoria products where the taste or quality of these products will not be affected by the change. Management believes this production shift will increase manufacturing efficiency, expand useful plant capacity and reduce working capital requirements. Additionally, the Company intends to implement new sales and marketing initiatives, including increasing in-store marketing, introducing new sizes and packages for non-grocery sales channels and introducing La Victoria products in selected new markets. The Company also believes it can integrate certain activities of

Calidad and La Victoria by (i) offering La Victoria's products through the Calidad distribution system and (ii) selling other Mexican sauces produced by La Victoria under the Calidad brand name in Calidad's markets.

     Acquisition Opportunities. Following the completion of this Offering, the Company will be poised for internal growth and to take advantage of acquisition opportunities in the highly fragmented Mexican food industry. The Company intends to pursue strategic acquisitions of Mexican food manufacturers or brands in market areas with significant Mexican-American populations. Management has extensive experience in the food industry and intends to utilize its expertise to improve the operating efficiencies and to expand the sales of Authentic Specialty Foods and any companies acquired in the future. The Company believes that its relationship with Shansby, which has significant experience in acquiring and improving branded consumer product companies, will be beneficial to its successful implementation of this strategy. See "The Shansby Group" and "Certain Transactions -- Shansby Partners Advisory Agreement."

     Market Expansion. The Company intends to continue to grow in its current geographic markets by expanding sales with its existing customers and by adding new customers. A number of grocery store chains in the southwest have specifically designed their operations to cater to the Mexican-American consumer. Many grocery store chains have special areas or displays in their stores with an extensive selection of Mexican food products to attract Mexican-American consumers and encourage repeat shopping. Generally, the Company has sold more products and captured additional shelf space as the Company's customers have recognized the growing demand for Mexican food and tailored their operations to appeal to Mexican food consumers.

     New Product Developments. Because of the strength of the Calidad brand in its markets, Calidad has been able to introduce new products that have contributed to the growth of Calidad's business. Within the last three years, Calidad has broadened its product line by approximately 60 stock keeping units ("SKUs"), including Calidad branded Tipo Casero (or "home style") tortillas, a thicker tortilla product, a variety of shortening products used in traditional Mexican cooking, restaurant-style chips packaged in a 40-ounce bag and fat-free flour tortillas. Management believes that these recently-introduced products (as well as other new products that are currently under development but that have not yet been announced) are logical extensions of the Company's existing product lines. The Company intends to continue to develop new products for Calidad and to identify selected new products for La Victoria.

PRODUCTS AND BRANDS

     As a result of the La Victoria Acquisition, the Company has expanded its already extensive line of Mexican food products. The Company has two separate brands -- Calidad(TM) and La Victoria(TM) -- both of which are recognized for high quality products and well-accepted by Mexican-American consumers. Under the Calidad brand, the Company sells branded and private label tortillas and tortilla chips, as well as branded cheeses, meats and shelf-stable products (including spices, salsas and peppers). Under the La Victoria brand, the Company sells a wide variety of branded salsas, taco sauces and other Mexican sauces and specialty items (such as jalapenos, tomatillos, cheese sauce and refried beans). The Company offers a variety of products to capitalize on consumers' preferences for different types of Mexican food products. The Company believes that the Calidad and La Victoria products have gained wide acceptance in the Mexican-American population in their respective geographic markets.

     Calidad. Calidad's two primary products are tortillas and tortilla chips. Tortillas are traditional Mexican flat bread made from wheat flour or corn flour (known as "masa"). They are used in all aspects of Mexican cuisine, are served like bread and are cooked with many Mexican dishes. Tortilla chips are also made from masa and are often served with soups and salsas and eaten as a snack. In addition to distributing these products under the Calidad brand, Calidad also manufactures and distributes these products on a private label basis for larger grocery store chains. The Company believes that offering certain of its products on a private label basis expands the market for Mexican food products generally and gives the Company a competitive advantage for shelf space over other suppliers of Mexican food products.

     The Company sells a variety of cheese and meat products under the Calidad brand and other brand names. Calidad's cheese products include a variety of ethnic cheeses, and the meat products include chorizo

(a Mexican-style sausage) and tamales (corn meal stuffed with beef, pork or chicken). These products are manufactured by third parties and distributed by Calidad. Approximately half of these products are distributed under the Calidad brand name, and the remainder are distributed under the original brand name. Calidad distributes certain of these products under the manufacturer's brand name because of their significant recognition within the Mexican-American community.

     Calidad also packages and sells a wide variety of spices that are used in Mexican cuisine, including cayenne pepper, chili powder, chili peppers and cinnamon. Calidad's spices are packaged in small packets that the Company believes appeal to the Mexican-American consumer. Calidad distributes these products primarily under the Calidad brand and also on a private label basis.

     Shelf-stable products, such as salsas, peppers, fruit drinks and cheese sauces are obtained from Mexican, national or regional producers and distributed by Calidad. Approximately half of these shelf-stable products are distributed under the Calidad brand, and the remainder are distributed under the manufacturer's brand name. Certain products in this group carry the lowest gross margins of Calidad's product line, but are essential to the Company's strategy of providing an extensive line of Mexican food products.

     La Victoria. La Victoria markets salsas with a wide variety of tastes, heat levels and container sizes. Salsas are used for dipping with chips, as a condiment or as an ingredient in cooking a number of Mexican food dishes. La Victoria sells its salsas under a variety of descriptive names in order to emphasize the distinctive character of their ingredients. Examples of these varieties are Salsa Suprema, Thick 'N Chunky Salsa, Salsa Brava, Green Chili Salsa and Salsa Victoria. Each of the La Victoria brand salsas contain different combinations of vegetables (chili peppers, diced onions, jalapenos and garlic) in a green or red tomato-based sauce.

     One of La Victoria's more established products is taco sauce. La Victoria has manufactured and marketed at least one variety of taco sauce for almost 50 years and continues to be a market leader in this category in the western United States. La Victoria also markets enchilada sauce, a mild sauce made from fresh and dehydrated California and Pasilla chili pods. Beyond use with enchiladas, it is marketed as a condiment for chili, soup and tamales.

     La Victoria also sells a variety of specialty items under the La Victoria brand, such as whole and nacho-sliced jalapenos, crushed tomatillos, refried beans, cheddar cheese sauce and nacho cheese sauce (which is spiced with jalapenos). Some of La Victoria's specialty items are produced under separate one-year agreements with third party manufacturers. These agreements, also known as co-packing arrangements, are renewable at the Company's option.

SALES AND MARKETING

     The Company's combined market area after this Offering will encompass the southwest and western regions of the United States, particularly Texas and California. Upon completion of this Offering, the Company intends to explore the expansion of its marketing area to other geographic areas with existing and new customers, additional distributor relationships and through acquisitions.

     Calidad. Calidad's marketing area currently encompasses locations within Texas, Arkansas, Louisiana and Oklahoma. Given the Company's historically limited financial resources, management has focused primarily on distribution within North Texas, including the Dallas/Ft. Worth metroplex.

     Calidad has targeted grocery store chains, independent retail food outlets and individual retailers that wish to appeal to the growing Mexican-American community. Calidad is able to approach retail outlets with a comprehensive full-service program for managing substantially all of a store's Mexican food category. Under its category management program, Calidad provides an extensive line of quality Mexican food products, and utilizing its DSD system, delivers these products to the store and stocks the store's shelves. Generally, Calidad attempts to gain shelf space for all of its products in each of its customer's stores. In those circumstances when this is not possible, Calidad often utilizes one product in order to gain access to shelf space and, through its commitment to service and quality, continues to add to the product line it supplies. Calidad believes that its category management capabilities enable Calidad to enter new markets where retailers are seeking strategies to target the Mexican-American consumer.

     Calidad spends the majority of its marketing funds reinforcing the image of the Calidad brand as a Mexican food brand that appeals primarily to Mexican-Americans. Calidad does this primarily through performance-based promotional plans. These performance plans typically require the retailer to provide equal or partial participation in costs associated with displays, temporary price reductions, advertising and coupons. For example, Calidad's customers will often run photographs of Calidad's products in their weekly, biweekly and monthly circulars. Calidad also runs promotions in conjunction with Mexican-American holidays, such as Cinco de Mayo.

     La Victoria. La Victoria's market is focused primarily on California and adjacent western states with limited distribution in the central United States. In recent years, La Victoria's management has concentrated on its existing markets and discontinued sales in regions that have traditionally been less profitable.

     La Victoria targets primarily grocery store chains, independent retail food outlets and individual retailers. In addition, La Victoria sells its products in the food service market on a branded and private label basis and to warehouse clubs on a branded basis. In general, La Victoria's approach to retailers has differed from Calidad's in that La Victoria offers a more focused product line, concentrated on Mexican sauces and salsas.

     La Victoria employs a variety of marketing methods to support sales, including advertising, coupons and minimal in-store promotions and displays. Historically, La Victoria's strategy has been to market broadly the La Victoria brand rather than to focus on a specific product. However, in 1993 and 1994, La Victoria focused its marketing efforts and expenditures on the introduction of its line of Thick 'N Chunky Salsa. Management believes its efforts in introducing this line of salsa created valuable exposure for the La Victoria brand. La Victoria focuses its marketing efforts around several key events, including the Super Bowl and Mexican-American holidays. As described under "-- Business Strategy -- Integration and Improvement of La Victoria," the Company intends to increase La Victoria's use of in-store marketing after the La Victoria Acquisition.

DISTRIBUTION

     Calidad. Calidad's products are distributed through an integrated, computerized DSD system. The DSD system utilizes Calidad's employees in the Dallas/Ft. Worth and San Antonio market areas, and independent distributors outside of these markets. Through its DSD system, Calidad has established rapport with its customers and built strong relationships at the retail level. In addition, Calidad's frequent visits to customers served by its DSD system provide valuable information with respect to its products, competition, consumers' shopping habits, product positioning, marketing effectiveness, pricing and relative shelf space.

     Calidad provides its grocery store customers a comprehensive full-service category management program. Under this program, Calidad manages substantially all of a grocery store's Mexican food category by providing an extensive line of quality Mexican food products, delivering these products to the store, stocking the store's shelves and removing out-of-date or spoiled products. DSD salespersons are generally scheduled to visit their customers from two to seven times per week. DSD salespersons leave Calidad's facility early each morning on predetermined routes, equipped with hand-held computers, portable printers and a broad selection of Calidad's products. Nightly, when salespersons return to Calidad's main distribution facility, all deliveries and orders are downloaded into Calidad's main computer system. This information is electronically disseminated to the proper department for invoicing, collection and production scheduling.

     Calidad owns or leases 26 DSD vehicles and manages its DSD system from Calidad's manufacturing and distribution facility. Although Calidad's DSD system is generally administered in the same manner regardless of whether the salesperson is a Calidad employee or an independent distributor, there are certain differences between the two groups. Independent distributors are utilized by Calidad to target more distant and less concentrated markets. These distributors are effective in introducing Calidad's products on either a branded or private label basis and are required to provide services that are similar to those provided by Calidad's DSD employees in their market areas. In contrast to Calidad employees, independent distributors own or lease their own vehicles. These distributors are also responsible for any returns of Calidad's products. Distributors are compensated on a commission basis that equates to a higher percentage of gross sales than that earned by Calidad's employees. Almost all distributors are linked by modem to Calidad's computer system. The Company believes that Calidad's computer-enhanced distribution system distinguishes Calidad from many of the other participants in the Mexican food industry.

     La Victoria. Generally, in California and the western United States, La Victoria's products are distributed directly to retailers' warehouses and through wholesalers for distribution to independent grocery stores. Unlike Calidad, La Victoria does not utilize a DSD system. The majority of La Victoria's distribution outside of California is serviced by public warehouses located in customers' markets which are regularly supplied with La Victoria's products based on orders. La Victoria owns or leases eight vehicles and delivers its products to its distributors' and customers' warehouses from its distribution facilities. Certain customers located in close proximity to La Victoria's facilities frequently obtain product directly from La Victoria's main distribution facility, utilizing their own vehicles.

     Finished products are stored temporarily at the production facility before being transferred to the 170,000 square foot distribution center in City of Industry, California. The products are stored in the main distribution center until they are delivered to a customer or trucked by common carrier to La Victoria's seven regional distribution centers. Co-packed shipments are trucked from the co-packer's plant to La Victoria's City of Industry distribution center or one of the regional warehouses. La Victoria uses public warehouses, which serve as regional distribution centers, in Clackamas, Oregon (near Portland); Salt Lake City, Utah; Billings, Montana; Aurora, Colorado (near Denver); El Paso, Texas; Itasca, Illinois (near Chicago); and Tampa, Florida.

CUSTOMERS

     Calidad. Calidad's customer base includes major grocery stores, independent food chains and individual retailers. In the past, this base has been quite stable, with little turnover. Since the acquisition of the Company by Shansby and the installation of the existing management team, Calidad's customer base has expanded significantly both within and outside North Texas. Although it is difficult for many food companies to obtain shelf space in retail outlets, Calidad currently sells to over 160 grocery retailers and distributors, and Calidad's products are on the shelves in an estimated 1,400 stores throughout its marketing area. Among Calidad's customers are Minyard Food Stores, Sack 'n Save, Carnival, Brookshire Grocery Co., Wal-Mart Stores, Inc., Winn-Dixie Texas, Inc., The Kroger Co., Albertson's, Inc. and Tom Thumb Food Markets, Inc. Within the food industry and, in particular, within the grocery store distribution channel of the food industry, it is common practice for retailers to charge food producers fees ("slotting fees") for new product placement. Slotting fees are charged to offset the retailers' startup costs associated with the new item, including the costs of setting up scan codes, printing shelf tags and resetting shelves. In general, Calidad does not pay its customers slotting fees to sell its products. Calidad paid less than $25,000 in slotting fees in 1996.

     Sales to Calidad's top ten customers were $14.5 million in 1996, or 68.6% of net sales, compared to $15.2 million in 1995, or 72.3% of net sales. Only Minyard Foods accounted for more than 10% of Calidad's net sales during these periods. The decrease in sales to the top ten customers resulted from the discontinuation of sales of shelf-stable products to Minyard Foods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Authentic Specialty Foods, Inc." Most of Calidad's principal customer relationships have been cultivated over a period of many years. In many cases, Calidad's relationships were established when retailers became aware of the importance of Mexican-American consumers within their markets and began to contemplate an appropriate service strategy.

     Minyard Foods accounted for 27.6% of Calidad's net sales during 1996. However, Minyard Foods actually consists of three separate operating divisions:
Minyard Food Stores, Sack 'n Save and Carnival. During 1996, Minyard Food Stores accounted for $1.46 million of Calidad's net sales (6.9%), Sack 'n Save accounted for $2.5 million (11.6%) and Carnival accounted for $1.9 million (9.1%). Calidad has a separate relationship with each of these three divisions, which are operated somewhat autonomously and have different target consumers. See "Risk Factors -- Dependence on Key Customers."

     La Victoria. La Victoria sells its products primarily to major grocery stores, independent retail food outlets, individual retailers and wholesalers. La Victoria currently has over 800 retail accounts and 200 food service accounts, and La Victoria's products are sold by an estimated 7,500 stores and distributors throughout its marketing area. Among La Victoria's customers are Safeway, Lucky, Albertson's, Inc., Vons Grocery Company and Ralph's Grocery. In fiscal 1996, La Victoria's top ten customers accounted for approximately 50% of its total net sales. For the year ended May 31, 1997, American Stores Company and Safeway, Inc. accounted for 10.0% and 12.9% of La Victoria's net sales, respectively. La Victoria paid approximately $195,000 for new distribution and slotting fees in the fiscal year ended May 31, 1997.

     La Victoria also sells its products to food service customers, such as Sysco Corp. and Denny's, Inc. Relationships with other types of customers, primarily warehouse clubs and private label programs, are currently managed internally by La Victoria's regional sales managers. While these customers have traditionally represented a relatively small amount of La Victoria's total sales, La Victoria's management believes that the expansion of these categories could provide an area of future growth for La Victoria.

TRADEMARKS

     Calidad. The Company believes that its Calidad logo, which features two traditional Mexican dancers, is an important part of its efforts to appeal to the Mexican-American consumer. Substantially all of Calidad's products bear a green, yellow and red Calidad logo, but a few items have a blue, red and white Calidad logo to differentiate the product type. The logo on all of Calidad's products features the types of bright colors to which the Mexican-American consumer is accustomed, and the picture of the dancers is reminiscent of images from Mexico. The word "Calidad" means "Quality" in Spanish, and Calidad has incorporated the phrase "Our Name Means Quality" into its logo. In order to reinforce brand identity and underscore Calidad's ability to provide an extensive line of Mexican food products, the Company's products can be found throughout a store in a variety of food categories and are easily identified by the Calidad logo that is incorporated across all product line packaging. The Company has obtained federal registration for the trademarks contained in the logo. The Company has successfully defended its trademark in the past against one food company that had attempted to use it and plans to continue to defend its trademark in the future.

     La Victoria. La Victoria has a number of important trademarks and copyrights, including La Victoria, Salsa Brava(TM), Salsa Suprema(TM), Suprema(TM), Victoria(TM), Mexican Kitchen(TM) and a thermometer, which clearly indicates to the consumer the heat level of each product (mild, medium, hot or extra hot). La Victoria uses the slogans "When you're ready for real salsa" and "Food secrets of Mexico" on many of its labels and in its advertisements. La Victoria redesigned its labels in 1993 and its jars in 1994 in an effort to provide its consumers with more information on an individual product's ingredients and to make the La Victoria brand more recognizable and consistent throughout its product line. Each container's label is clearly marked with the La Victoria logo, a depiction of the product's ingredients and the trademarked thermometer. La Victoria has successfully defended its trademark in the past and plans to continue to defend its trademark in the future.

MANUFACTURING AND FACILITIES

     Calidad. Calidad manufactures tortillas and tortilla chips at its modern facility in Grand Prairie, Texas, which is located in the Dallas/Ft. Worth metroplex. Calidad spent an aggregate of $3.1 million in 1995 and 1996 to move to the facility and to expand its production and distribution capabilities. The 70,000 square foot facility has six tortilla production lines and two tortilla chip lines. At the facility, Calidad also repackages bulk spices into smaller packaging that is designed to appeal to Mexican-American consumers. Calidad employs approximately 90 production personnel at the facility and currently operates on a two-shift basis, five days per week. Management believes that Calidad's existing production facility has ample capacity for tortilla and tortilla chip production to support the Company's expansion efforts for the foreseeable future and subsequently realize additional operating leverage and efficiencies.

     Calidad leases its Grand Prairie facility under a three-year sublease that is scheduled to expire in August 1999, with an annual rental rate of approximately $175,000. The sublease may be renewed at the option of the Company for an additional six-year term at the fair market value on the date of renewal.

     Management expects Calidad's production efficiencies to improve and costs to decline as this available production capacity is utilized. If the production lines were to be run on a three shift, six-day work week, management believes that current tortilla chip production would be at approximately 30% of total capacity; corn tortilla production would be at approximately 50% of total capacity; and flour tortilla production would be at approximately 50% of total capacity.

     Calidad does not manufacture all of its branded products. As of June 30, 1997, approximately 34% of Calidad's branded products were manufactured by third parties under co-packing arrangements. Products offered by Calidad but produced under co-packing arrangements include: canned peppers, picante sauce, salsa, nacho cheese sauce, sweet breads, pork skins, chorizo, cheese, dried beans, taco shells, tostada shells, ice pops, tamales, gelatin and chili con queso.

     La Victoria. With the exception of co-packed products, all of La Victoria's production is conducted at its production and warehouse facility in Rosemead, California, a suburb of Los Angeles. The Rosemead facility consists of a total of approximately 112,000 square feet, including approximately 61,000 square feet of production space and approximately 51,000 square feet of warehouse space. La Victoria leases its Rosemead production and warehouse facility under two separate leases with affiliates of La Victoria. The 61,000 square foot production facility is leased through July 2010 at lease rates that escalate based upon changes in the CPI every five years. The annual lease payment is approximately $214,000, and the next CPI escalation will occur in August 2000. The 51,000 square foot warehouse facility is leased through July 2010 at lease rates that escalate in accordance with the CPI every five years. The annual lease payment is approximately $262,000, and the next CPI escalation will occur in August 2000. During 1993 and 1994, La Victoria completed a capital improvement program in the Rosemead facility, investing in excess of $4 million over two years.

     The Rosemead facility currently operates seasonally, as the majority of La Victoria's products are manufactured with fresh vegetables during the four to six month tomato harvest in California. During the harvest season, La Victoria operates at or near capacity to fresh pack the vast majority of its tomato based products. If La Victoria were to utilize processed tomatoes and operate two shifts for 5 days per week for 52 weeks, the Rosemead facility would operate at approximately 29% of capacity at current production levels. Although the Rosemead facility has three production lines, La Victoria rarely runs all of them simultaneously. La Victoria believes it could efficiently, and with little capital expense, support significant additional production of Mexican sauces at the Rosemead facility with its existing equipment.

     Finished products are stored temporarily at the Rosemead facility before being transferred to La Victoria's approximately 170,000 square foot warehouse and distribution center in City of Industry, California. The City of Industry facility is leased through July 2010 at lease rates that escalate according to the CPI every five years. The annual lease payment is approximately $860,000, and the next CPI escalation will occur in August 2000. See "Certain Transactions -- Tanklage Lease Arrangements."

COMPETITION

     Although the Company believes that its ability to supply a broad product line and its category management skills are unique in the Mexican food industry, the Company faces significant competition in each of the components of its product line. Many of these competitors are larger, more established and better capitalized than the Company.

     Calidad competes against national and local companies in the manufacture and distribution of tortillas and tortilla chips. Calidad's two most significant competitors are Mission Foods Corporation, a subsidiary of Gruma S.A. de C.V. ("Mission"), and Bimar Foods Corporation, a subsidiary of Grupo Industrial Bimbo, S.A. de C.V. ("Bimbo"). Both Mission and Bimbo are significant participants in the southwestern region of the United States and are larger and better capitalized than the Company. Mission produces primarily tortillas and tortilla chips and is the most visible competitor in the Company's markets. Bimbo entered the Texas market in 1995 with its acquisition of C&C Bakery and formed a strategic alliance with Mrs. Baird's Bakeries, Inc. ("Mrs. Baird's"), a third-generation family bread company with annual sales of approximately $250 million, to act as Bimbo's Texas distribution vehicle. Mrs. Baird's introduced its tortillas to the North Texas market in July 1995. Mrs. Baird's has a full line of flour and corn tortillas marketed under the

Mrs. Baird's Texas Tortilla and Tia Rosa brand names. Management believes that Mrs. Baird's provides a quality product but that acceptance of the Mrs. Baird's Texas Tortilla and Tia Rosa brands among Mexican-American families has been limited to date.

     In addition to direct competition from manufacturers of Mexican food products, certain snack food companies, such as Frito-Lay Inc., manufacture and distribute tortilla chips and corn chips. Frito-Lay Inc., a national company headquartered in Dallas, markets its products under several brands, including Doritos(TM) and Tostitos(TM), among others. However, management does not believe that snack food companies compete directly with Calidad because their products are positioned as snack foods and are marketed primarily to non-Hispanic consumers.

     With regard to Calidad's refrigerated product category (i.e., meats and cheeses), there is only one principal DSD distributor, Alamo Distributing ("Alamo"), in Calidad's major markets that competes in this product category. Several of the Dallas/Ft. Worth grocery chains carry ethnic meats and cheeses through their warehouse distribution system, but Calidad believes that it provides superior service at the store level. In addition, several of the large grocery distributors also handle meats and cheeses. Gourmet Award Foods also competes with Calidad in the cheese category.

     With respect to the spices that Calidad repackages and sells, Calidad competes with Mojave Spice Co., Inc., DeLuna Spice Company and Fiesta Bolner Spice Company.

     With respect to Mexican food products that are distributed by Calidad under other brands (such as salsas, peppers and other shelf-stable products), this category is broad, with an array of products that are all produced by other suppliers, and it generates less profitability than other categories. Competing companies such as Fleming Companies, Inc., Gourmet Award Foods, Grocers Supply and Cyclone Enterprises, Inc. carry similar products.

     La Victoria. The Mexican sauce industry is highly competitive. In the western United States, La Victoria primarily competes with Pace, Tostitos and Old El Paso, and to a lesser extent, Ortega. These competitors are divisions of the following major food companies: Campbell Soup Company, Frito-Lay Inc., The Pillsbury Company and Nestle USA, Inc., respectively. Additionally, La Victoria competes against smaller providers of Mexican sauces and against providers of condiments in general.

GOVERNMENT REGULATION

     Public Health. As a manufacturer and distributor of food products, the Company is subject to the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the Food and Drug Administration ("FDA"). This comprehensive regulatory scheme governs the manufacture (including composition and ingredients), labeling, packaging and safety of food. The FDA regulates manufacturing practices for foods through its current good manufacturing practices regulations, specifies the standards of identity for certain foods, including many of the products sold by the Company, and prescribes the format and content of certain information required to appear on food products labels.

     In addition, the FDA enforces the Public Health Service Act and regulations issued thereunder, which authorize regulatory activity necessary to prevent the introduction, transmission or spread of communicable diseases. The Company and its products are also subject to state and local regulation through such measures as the licensing of manufacturing facilities, enforcement by state and local health agencies of state standards for the Company's products, inspection of the Company's facilities and regulation of the Company's trade practices in connection with the sale of its products.

     To monitor product quality, the Company maintains quality control programs to test products during various processing stages. Management believes that the Company's production and storage facilities and manufacturing practices comply with applicable government regulations.

     Employee Safety Regulations. The Company is subject to certain health and safety regulations issued pursuant to the Occupational Safety and Health Act. These regulations require the Company to comply with certain manufacturing, health and safety standards to protect its employees from accidents.

     Environmental Regulations. The Company is subject to certain federal, state and local environmental regulations regarding the discharge of wastewater and other environmental matters. Management does not expect environmental compliance to have a material impact on the Company's capital expenditures, earnings or competitive position in the foreseeable future. See "-- Legal Proceedings."

EMPLOYEES

     Calidad. As of June 30, 1997, Calidad had approximately 155 employees. Of this total, 66% were hourly, 19% were salaried and 15% were compensated on a commission basis. Calidad's management considers Calidad's relationship with its employees to be good. None of Calidad's employees are represented by unions.

     La Victoria. As of June 30, 1997, La Victoria had 108 employees, 83 of whom were hourly employees and 25 of whom were salaried employees. La Victoria supplements its workforce with hourly workers on a seasonal basis. La Victoria's peak demand for seasonal employees occurs from June to November, when fresh tomatoes are harvested in California and La Victoria packs the majority of its product. During the four to six month packing season, La Victoria employs an average of an additional 80 to 90 hourly employees. See "-- Business
Strategy -- Integration and Improvement of La Victoria." La Victoria's hourly employees are subject to a collective bargaining agreement with the United Industrial Workers, Service, Transportation, Professional and Government of North America, SIUNA, AFL-CIO. La Victoria has had a collective bargaining agreement with this union since 1969. The current agreement went into effect on March 1, 1997 and expires on February 29, 2000. La Victoria has never experienced a strike or any other type of work stoppage. La Victoria's management believes that La Victoria's relationship with its employees is good.

LEGAL PROCEEDINGS

     In March 1995, La Victoria and F.M. Roberts & Company, Inc. ("F.M. Roberts") entered into an engagement letter in connection with a possible sale of La Victoria. This engagement letter was amended by the parties on March 28, 1996. On April 29, 1997, La Victoria received a demand letter from F.M. Roberts claiming that, under the terms of this engagement letter, it is entitled to an investment banking fee in the amount of $360,000 in connection with the acquisition by LV Foods of its 50% beneficial ownership interest of La Victoria. Although La Victoria and Shansby believe that this claim is without merit, Shansby and F.M. Roberts are discussing a settlement of this matter. Under the terms of the settlement being discussed, any payments to F.M. Roberts would be funded by TSG2 L.P., and would not be directly or indirectly paid by the Company, LV Foods or La Victoria. Although there can be no assurance that this matter will be settled, on the current terms being discussed or otherwise, the Company does not believe it will be required to pay any amounts to F.M. Roberts.

     By letter dated April 13, 1995, the U.S. Environmental Protection Agency ("EPA") has identified La Victoria as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), for the cleanup of contamination from hazardous substances at the South El Monte Operable Unit of the San Gabriel Valley Superfund Site. La Victoria has completed a subsurface soil remediation of solvents at its Rosemead facility, which is located within the San Gabriel Valley. Under CERCLA, persons may be subject to joint and several liability for cleanup costs.

     The EPA has identified approximately fifty PRPs at the site. The EPA has requested that La Victoria participate in the groundwater sampling program for a remedial investigation and feasibility study. Based on the limited impact to groundwater that appears to be related to La Victoria's Rosemead facility, La Victoria declined to participate in the groundwater monitoring. Since that time, La Victoria has received no further correspondence from the EPA. La Victoria does not believe that its ultimate liabilities in relation to the site will have a material effect on its financial position; however, it is not possible to determine the ultimate environmental liabilities, if any, that may arise from this matter.

     The Company is also involved in routine litigation incidental to the conduct of its business. There are currently no material pending legal proceedings to which the Company is a party or to which any of its property is subject.

                               THE SHANSBY GROUP

     The Shansby Group, Shansby's initial investment partnership, was founded in 1987 by J. Gary Shansby and Charles H. Esserman to invest in branded consumer products companies with strong growth potential. TSG International is a separate investment partnership established in conjunction with The Shansby Group for certain international transactions. Shansby manages approximately $120 million of equity capital on behalf of its limited partners, which are largely pension funds, corporations and high net worth individuals. Its general partners and employees are former operating executives, management consultants and investment bankers. As a result, Shansby is able to offer substantial operating, strategic, financial and analytical support to its portfolio companies.

     Shansby's initial investment in the food category was The Famous Amos Chocolate Chip Cookie Corporation ("Famous Amos") in 1988. At the time of the investment, Famous Amos had approximately $6 million in annual sales and operating losses of over $200,000 per month. Famous Amos had super-premium priced products, was in a number of unprofitable channels of distribution and was involved in a number of legal disputes. Despite its drawbacks, Famous Amos retained one of the strongest brands in the cookie and snack business and had substantial consumer awareness, both in and outside of its distribution areas. Shansby executed a number of strategic initiatives, including repositioning the brand to a premium category, eliminating non-core businesses, replacing and supplementing management and staff, settling legal disputes and reducing general and administrative costs. As a result, Famous Amos increased annual sales to over $70 million in 1992 with operating income in excess of $9 million. Shansby sold the company in 1992, realizing a substantial gain on its investment.

     Shansby's investments since 1994 include Arrowhead Mills, Inc., one of the first natural and organic food manufacturers of grain-based products; DeBoles Natural Foods, Inc., a manufacturer of natural and organic dried pastas; Dana Alexander, Inc., a manufacturer of natural potato and assorted root vegetable chips under the Terra Chip(TM) brand; Medtech Products, Inc., a seller and marketer of 11 over-the-counter pharmaceutical brands, including Compound W(TM) (wart remover), Heet(TM) (topical analgesic), Arthritis Pain Formula(TM) (internal analgesic) and Momentum(TM) (back pain specific internal analgesic); Kasper, Inc., a contract manufacturer of health and beauty aid products for prestige brands; The Freestyle Group, a seller and marketer of sport watches under the Freestyle(TM) brand; and LV Foods, the beneficial owner of 50% of La Victoria. These investments were made by TSG2 L.P., Shansby's second investment partnership, which was formed in August 1993.

     The Company was purchased by Shansby's first investment partnership, which was formed in 1987 with a stated life of 10 years. Accordingly, this partnership is required to liquidate its investment in the Company during 1997, although the life of the partnership may be extended by the general partner for up to two additional one-year periods. However, except in connection with the Contribution and Exchange Agreement (and only if the Offering is consummated), the Company is not obligated to redeem or otherwise repurchase any of Shansby's shares. As described under "The La Victoria Acquisition," Shansby, through TSG2 L.P., a second investment partnership formed by Shansby, will receive 1,386,000 shares of Common Stock in the La Victoria Acquisition. Because of this stock issuance, as well as the 750,000 shares owned by The Shansby Group that will not be repurchased, Shansby will remain a significant shareholder of the Company following this Offering. See "Principal Shareholders." In addition, upon the consummation of this Offering, Shansby Partners will receive the Shansby Warrant, which is a five-year warrant to acquire 350,000 shares of Common Stock at an exercise price (subject to adjustment) equal to the price to public on the cover page of this Prospectus. The Shansby Warrant may not be exercised until after the first anniversary of the consummation of this Offering.

     Pursuant to the Advisory Agreement with the Company, Shansby Partners, a newly formed affiliate of Shansby, has agreed to provide certain advisory services to the Company. These advisory services will include assisting the Company in the development and pursuit of its strategic objectives, including strategic acquisitions and operational improvements of the companies acquired. There can be no assurance that alliance with Shansby will result in any acquisitions other than the La Victoria Acquisition. See "Certain
Transactions -- Shansby Partners Advisory Agreement."

     Mr. Shansby and Mr. Esserman are members of the Board of Directors of the Company. See "Management."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages and titles of the current directors and executive officers of the Company. As reflected in the table, the Board of Directors is divided into three classes, with the terms of the directors of each class expiring at the Company's Annual Meeting of Shareholders as follows: 1998 (Class I), 1999 (Class II) and 2000 (Class III). The table also includes information with respect to three individuals that the Company intends to elect as directors at the time of the consummation of this Offering.

                                                                                                     YEAR TERM
                                                                                         DIRECTOR   AS DIRECTOR
                NAME                   AGE                    POSITION                    CLASS       EXPIRES
                ----                   ---                    --------                   --------   -----------
Keith R. Lively......................  46    Chief Executive Officer, Chairman of the      III         2000
                                               Board and Director
Herman L.("Bing") Graffunder.........  52    President and Director                         II         1999
Samuel E. Hillin, Jr.................  41    Chief Financial Officer                        --           --
J. Gary Shansby......................  60    Director                                      III         2000
Charles H. Esserman..................  38    Director                                      III         2000
Tim G. Bruer.........................  40    Director nominee                               II         1999
Charles A. Lynch.....................  69    Director nominee                                I         1998
Robert K. Swanson....................  65    Director nominee                                I         1998

     Set forth below is a brief description of the business experience of the directors and executive officers of the Company.

     Keith R. Lively, Chief Executive Officer, Chairman of the Board and Director. Mr. Lively has worked as an advisor to several of Shansby's portfolio companies since 1995, including the Company. Prior to this work, Mr. Lively served as President, Chief Executive Officer and Director of Famous Amos. Mr. Lively was appointed to his positions after Shansby purchased Famous Amos in 1988. Prior to joining Famous Amos, Mr. Lively was with Shamitoff Foods from 1987 to 1988 and previously, with MJB Coffee, a division of Nestle USA, Inc., where he worked from 1982 to 1986. Mr. Lively currently serves as a director of Swiss Army Brands Inc. and SweetWater Inc.

     Herman L. ("Bing") Graffunder, President and Director. Mr. Graffunder joined the Company as President and Chief Executive Officer in February 1994 after 25 years in the dairy and specialty food industries. Prior to joining the Company, Mr. Graffunder served as President and Chief Operating Officer of Oak Farms Dairy, an operating company of Schepps-Foremost, Inc., in Dallas, Texas, from 1990 to 1992. Oak Farms Dairy is a manufacturer and distributor of a full-line of dairy products, frozen desserts and specialty foods. From 1988 to 1990, Mr. Graffunder served as Vice President and General Manager of three businesses (Cabell's/Oak Farms Dairy, Specialty Foods Inc. and Merritt Foods) owned by Morningstar Foods, a manufacturer of refrigerated food products based in Dallas, Texas with over $200 million in annual sales. From 1984 to 1988, Mr. Graffunder served as the Division Manager of the Specialty Foods Group of Southland Corporation, the owner of the 7-Eleven convenience store chain, which also had a significant food and dairy operation. From 1979 to 1984, Mr. Graffunder held several positions, including Vice President Operations, with Dairymen, Inc., an 8,500 member dairy co-op that operated 22 plants throughout the southeastern United States, based in Louisville, Kentucky.

     Samuel E. Hillin, Jr., Chief Financial Officer. Mr. Hillin joined the Company as Chief Financial Officer in 1994 after 15 years in the food industry. Prior to joining the Company, Mr. Hillin was Vice President, Finance of Schepps-Foremost, Inc., a dairy company based in Dallas, Texas, from 1990 to 1994. From 1988 to 1990, Mr. Hillin served as the Controller of Texas Operations (Cabell's/Oak Farms Dairy and Specialty Foods Inc.) for Morningstar Foods. From 1981 to 1988, Mr. Hillin held several positions with Southland Corporation of Dallas, Texas, including Division Controller of MovieQuik Systems and Assistant Division Controller of Cabell's/Oak Farms Dairy.

     J. Gary Shansby, Director. Mr. Shansby is the founder of The Shansby Group and has served as managing general partner of The Shansby Group since it was formed in 1987. See "The Shansby Group." Mr. Shansby was formerly the Chairman of the Board and Chief Executive Officer of Shaklee Corporation ("Shaklee"), and has over 35 years of experience with consumer products companies. During his 11 years at Shaklee, a direct marketer of nutritional, personal care and household products, the company grew from a family business with annual sales of less than $80 million to a Fortune 500 company with annual sales of over $500 million.

     Charles H. Esserman, Director. Mr. Esserman is a co-founder of The Shansby Group and has served as general partner of The Shansby Group since it was founded in 1987. See "The Shansby Group." Prior to joining The Shansby Group, Mr. Esserman worked at Bain & Company ("Bain"), a strategic consulting firm, from 1982 to 1987. While at Bain, Mr. Esserman's work was primarily focused on helping companies formulate and implement marketing strategies.

     Tim G. Bruer, Director nominee. Mr. Bruer is President and Chief Executive Officer of Silverado Foods, Inc., an American Stock Exchange company that manufactures specialty baked goods. From November 1992 until he joined Silverado Foods, Inc. in March 1997, Mr. Bruer served as Vice President and General Manager of the Culinary Division of Nestle Food Company. From February 1992 until November 1992, Mr. Bruer was Vice President, Business Development of Nestle USA, Inc., and from December 1990 until February 1992, he was a partner in Bain's consumer marketing practice area. Mr. Bruer is a director of Silverado Foods, Inc.

     Charles A. Lynch, Director nominee. Mr. Lynch has served as Chairman of Fresh Choice, Inc., a restaurant chain, since March 1995. From 1989 until 1995, Mr. Lynch was Chairman of Market Value Partners Company, an investment firm. From 1988 until 1989, Mr. Lynch served as President and Chief Executive Officer of Levolor Corporation, a manufacturer of window coverings, and from 1986 until 1988, he served as Chairman and Chief Executive Officer of DHL Airways, Inc., an express courier. Mr. Lynch serves as a director of Pacific Mutual Life Insurance Company, Nordstrom, Inc., Fresh Choice, Inc., PST Vans, Inc., Madge Networks, Inc. and SRI International, Inc.

     Robert K. Swanson, Director nominee. Mr. Swanson has served as Chairman of RKS, Inc., an international investment and financial/marketing consulting firm, since November 1987. During that period, Mr. Swanson has also served as Chairman of Grossman's Inc., a company offering "do-it-yourself" products. From January 1981 until October 1987, Mr. Swanson served as Chief Executive Officer of Del Webb Corporation.

OTHER KEY EMPLOYEES

     Robert C. Tanklage, President of La Victoria. Mr. Tanklage has served as President of La Victoria since May 1983, and has held various management positions with La Victoria since the late 1970s.

     Michael T. Westhusing, Chief Operating Officer of La Victoria. Mr. Westhusing joined La Victoria in 1997 after 20 years in the specialty food and consumer products industries. Prior to joining La Victoria, Mr. Westhusing was Senior Vice President, Marketing, from 1995 to 1997, for Favorite Brands International, an $800 million manufacturer of branded confection products. From 1989 to 1995, Mr. Westhusing served as Vice President, Operations for Famous Amos. Prior to joining Famous Amos, Mr. Westhusing was Vice President, Operations for Shamitoff Foods from 1987 to 1988 and previously served in various marketing and operational capacities at Beecham Cosmetics, the consumer products division of Beecham Group Ltd., from 1978 to 1988.

BOARD OF DIRECTORS

     After consummation of this Offering, the Board of Directors of the Company will be composed of seven members. In accordance with the Bylaws of the Company, the members of the Board of Directors are generally elected for a term of office expiring at the third annual shareholders' meeting following their election to office or until a successor is duly elected and qualified. The officers of the Company are elected by and serve until their successors are elected by the Board of Directors. Following the completion of this Offering, the Company intends to form an audit committee, consisting solely of nonemployee directors.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to the Chief Executive Officer of the Company, and each of the other executive officers of the Company who received at least $100,000 in annual salary and bonus during fiscal 1996:

                           SUMMARY COMPENSATION TABLE

                                                       ANNUAL
                                                    COMPENSATION
           NAME AND PRINCIPAL                     ----------------     ALL OTHER
                POSITION                          SALARY     BONUS    COMPENSATION
             IN THE COMPANY               YEAR      ($)       ($)         ($)
           ------------------             ----    -------    -----    ------------
Keith R. Lively(1)......................  1996         --     --            --
Chief Executive Officer
Herman L. Graffunder....................  1996    190,304     --         2,200(2)
President
Samuel E. Hillin, Jr....................  1996    118,751     --         1,410(3)
Chief Financial Officer

---------------

(1) Mr. Lively became Chairman and Chief Executive Officer of the Company on June 19, 1997. Mr. Lively will receive an annual salary of $200,000 per year from the Company.

(2) Includes $810 contributed by the Company to Mr. Graffunder's account under the Company's 401(k) Plan, and $1,390 paid by the Company for term life insurance premiums for Mr. Graffunder.

(3) Includes $685 contributed by the Company to Mr. Hillin's account under the Company's 401(k) Plan, and $725 paid by the Company for term life insurance premiums for Mr. Hillin.

EMPLOYMENT AGREEMENTS

     Mr. Graffunder. Mr. Graffunder entered into a three-year employment agreement with the Company, effective as of June 23, 1997. The agreement provides for an annual base salary of $200,000, subject to increase by the Board of Directors, as well as an annual incentive award with a target of 40% of his base salary, which can be further increased up to 80% upon the attainment of certain performance targets. Mr. Graffunder will be reimbursed for life insurance premiums with respect to a $500,000 term policy, subject to an annual limit of $5,000. Mr. Graffunder will also be reimbursed for the purchase price or lease payments for an automobile to be used primarily in the Company's business and for the cost of insurance for such automobile.

     Under Mr. Graffunder's prior employment agreement, 85,000 shares of Common Stock were granted to Mr. Graffunder in 1994, subject to certain forfeiture restrictions that lapse 25% per year until February 7, 1998. This schedule for the lapsing of the forfeiture restrictions has also been included in the new employment agreement. However, all forfeiture restrictions on such shares will lapse immediately prior to the closing of this Offering. If Mr. Graffunder's employment with the Company is terminated or terminates for any reason, any unvested shares will be forfeited to the Company.

     During Mr. Graffunder's employment and for a period of two years thereafter, Mr. Graffunder is prohibited from competing or assisting others to compete with the Company, or from advising or doing business with any previous or current customer, in the food distribution, food packaging and food processing businesses in connection with Mexican food products within the State of Texas, or from inducing any other employee to terminate his employment with the Company.

     The Company can terminate Mr. Graffunder's employment for cause, as defined in the agreement, or without cause upon written notice. If employment is terminated without cause, Mr. Graffunder is entitled to receive his base salary for a one-year period, which amount will be reduced by any salary or compensation received or deferred by Mr. Graffunder in connection with his employment by or consulting with any company not affiliated with the Company.

     Mr. Hillin. Mr. Hillin entered into an employment agreement with the Company, effective as of June 23, 1997. The terms of Mr. Hillin's employment agreement are substantially similar to those in Mr. Graffunder's employment agreement described above, except as described below. Mr. Hillin's annual base salary is $125,000, and his annual incentive award has a target of 25% of his base salary, which can be further increased to 50% of his base salary based upon the attainment of certain performance targets. Mr. Hillin was granted 51,000 shares of Common Stock in 1994, the forfeiture restrictions on which will lapse on March 21, 1998. These 51,000 shares of Common Stock are subject to the same conditions as the 85,000 shares of Common Stock to be fully vested for Mr. Graffunder on February 7, 1998. Mr. Hillin is not eligible for an automobile to be paid for by the Company.

COMPENSATION OF DIRECTORS

     No compensation has been paid by the Company to its directors prior to this Offering. Upon completion of this Offering, directors who are not employees or executive officers of the Company or Shansby ("nonemployee directors") will receive directors' fees of $10,000 each year and an additional $1,000 for each Board of Directors' Meeting and committee meeting they attend. Nonemployee directors will also receive options to purchase 1,000 shares of Common Stock upon their election to the Board of Directors. The exercise price for these options to be granted to nonemployee directors serving at the time of the consummation of this Offering will be the price to public set forth on the cover page of this Prospectus. With respect to any nonemployee directors elected after this Offering, the exercise price will be the fair market value of the Common Stock on the date that the option is granted.

1997 STOCK PLAN

     On June 19, 1997, the Board of Directors and the shareholders of the Company approved its 1997 Stock Plan (the "Stock Plan"). The purpose of the Stock Plan is to provide directors, employees and consultants of the Company and its subsidiaries additional incentive and reward opportunities designed to enhance the profitable growth of the Company. All employees who are key to the Company's growth and profitability are eligible to receive awards under the Stock Plan. The Stock Plan provides for the granting of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, options that do not constitute incentive stock options and restricted stock awards.

     The Stock Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). In general, the Committee is authorized to select the recipients of awards and the terms and conditions of those awards. The number of shares of Common Stock that may be issued under the Stock Plan may not exceed 350,000 shares (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in the Company's capital structure). Shares of Common Stock that are attributable to awards that have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards. The maximum number of shares of Common Stock that may be subject to awards granted under the Stock Plan to any one individual during any calendar year may not exceed 50,000 (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes to the Company's capital structure). The price at which a share of Common Stock may be purchased upon exercise of an option granted under the Stock Plan will be determined by the Committee, but such purchase price will not be less than the fair market value of a share of Common Stock on the date such option is granted. However, with respect to options intended to qualify as incentive stock options that are issued to a holder of more than 10% of the total combined voting power of all classes of stock of the Company, or of its parent or subsidiary corporation, the exercise price must be at least 110% of fair market value on the date of grant.

     Shares of Common Stock that are the subject of a restricted stock award under the Stock Plan will be subject to restrictions on disposition by the holder of such award and an obligation of such holder to forfeit and surrender the shares to the Company under certain circumstances (the "Forfeiture Restrictions"). The Forfeiture Restrictions will be determined by the Committee in its sole discretion, and the Committee may provide that the Forfeiture Restrictions will lapse upon: (a) the attainment of one or more performance targets established by the Committee that are based on
(1) the price of a share of Common Stock, (2) the Company's earnings before interest, taxes, depreciation, and amortization, (3) the Company's earnings per share, (4) the total return to holders of Common Stock based upon price appreciation and dividends paid, (5) the Company's market share, (6) the market share of a business unit of the Company designated by the Committee, (7) the Company's sales, (8) the sales of a business unit of the Company designated by the Committee, (9) the Company's cash flow, or (10) the return on shareholders' equity achieved by the Company; (b) the award holder's continued employment with the Company or continued service as a consultant or director for a specified period of time; (c) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion; or (d) a combination of any of the foregoing. No awards under the Stock Plan may be granted after ten years from the date the Stock Plan was approved by the Board of Directors. The Stock Plan will remain in effect until all awards granted under the Stock Plan have been satisfied or expired. The Board of Directors in its discretion may terminate the Stock Plan at any time with respect to any shares of Common Stock for which awards have not been granted. The Stock Plan may be amended, other than to increase the maximum aggregate number of shares that may be issued under the Stock Plan or to change the class of individuals eligible to receive awards under the Stock Plan, by the Board of Directors without the consent of the shareholders of the Company. No change in any award previously granted under the Stock Plan may be made which would materially impair the rights of the holder of such award without the approval of the holder.

     Option Grants. Upon the consummation of this Offering, the Company will grant certain employees of the Company stock options to purchase a total of 130,000 shares of Common Stock with an exercise price (subject to adjustment) equal to the price to public shown on the cover page of this Prospectus. Mr. Lively, Mr. Graffunder and Mr. Westhusing will each be granted options to purchase 35,000 shares of Common Stock, and Mr. Hillin will be granted options to purchase 25,000 shares of Common Stock. The options granted to each individual will vest over a four-year period, with 25% of the options vesting each year, commencing one year after the consummation of this Offering. The options will expire 10 years from the date of grant.

                              CERTAIN TRANSACTIONS

THE LA VICTORIA ACQUISITION

     Shansby (through TSG2 L.P.) and Mr. Lively will receive 1,386,000 and 14,000 shares of Common Stock, respectively, pursuant to the La Victoria Acquisition. La Victoria has paid LV Foods $475,000 to reimburse LV Foods for expenses it incurred in connection with the La Victoria Acquisition. Of this amount, $200,000 was incurred during 1996 and $275,000 was incurred during the first six months of 1997. In addition, La Victoria has paid Shansby $250,000 to reimburse Shansby for expenses it incurred in connection with the La Victoria Acquisition during the first six months of 1997. See "The La Victoria Acquisition."

ROBERT TANKLAGE EMPLOYMENT AGREEMENT

     Mr. Tanklage entered into a five-year employment agreement with La Victoria, effective as of May 31, 1997. The agreement provides for an annual base salary of $360,000, subject to increase by the Board of Directors, as well as an annual incentive award which can be increased, but not decreased by the Board of Directors, in accordance with past practices of La Victoria. Mr. Tanklage will be granted an allowance of $800 per month for an automobile. La Victoria can terminate Mr. Tanklage's employment for cause, death (upon payment of one month's salary to Mr. Tanklage's estate), incapacity or disability, as defined in the agreement, or without cause. If employment is terminated without cause, Mr. Tanklage is entitled to receive the greater of (a) $1,980,000 or (b) $660,000 multiplied times the number of years then remaining in the term of the agreement.

TANKLAGE LEASE ARRANGEMENTS

     La Victoria leases its facilities from entities partially owned and controlled by Mr. Tanklage and certain of his family members. Tanklage Property Trust is owned 50% by Mr. Tanklage and 50% by Ms. Carolyn Johnson, Mr. Tanklage's sister. Tanklage Investments, Ltd. is owned 12.5% by Mr. Tanklage and the remaining 87.5% is owned by other family members, two of whom are employed by La Victoria.

     La Victoria's 170,000 square foot warehouse and distribution facility in City of Industry is owned by Tanklage Property Trust and is leased to La Victoria under a lease that expires in July 2010. The annual lease payment is approximately $860,000 and is scheduled to increase at the CPI every five years. The next scheduled increase is to occur in August 2000.

     The 51,000 square foot warehouse facility in Rosemead is owned by Tanklage Property Trust and leased to La Victoria under a lease that expires in July 2010. The annual lease payment is approximately $262,000 and is scheduled to increase at the CPI every five years. The next scheduled increase is to occur in August 2000.

     La Victoria's 61,000 square foot production facility in Rosemead is owned by Tanklage Investments, Ltd. and leased to La Victoria under a lease that expires in July 2010. The annual lease payment is approximately $214,000 and is scheduled to increase at the CPI every five years. The next scheduled increase is scheduled to occur in August 2000.

     Although La Victoria has not conducted a survey of rental rates for comparable properties in the Los Angeles area, it is believed that La Victoria would be able to obtain more favorable lease terms from unaffiliated third parties than those contained in these leases.

SHANSBY PARTNERS ADVISORY AGREEMENT

     The Company entered into the three-year Advisory Agreement with Shansby Partners, effective August 15, 1997, pursuant to which Shansby Partners will provide the Company with advisory services, including assistance with respect to the identification of potential acquisition candidates and assistance in the negotiation, implementation and financing of these acquisitions.

     The Advisory Agreement expires on the third anniversary of the consummation of this Offering, and may be terminated by either party for a material breach of the Advisory Agreement by the other party if the breach has not been remedied within 60 days after notice.

     Shansby Partners will be reimbursed for out-of-pocket expenses incurred in connection with its services under the Advisory Agreement, and will also receive customary financial advisory fees in connection with acquisitions identified by the Company during the term of the Advisory Agreement. Furthermore, Shansby Partners will receive an initial retainer of $125,000.

     Shansby Partners, Shansby and their affiliates specialize in acquiring and improving branded consumer product companies (particularly in the food industry). See "The Shansby Group." The Advisory Agreement provides that, during the term of the Advisory Agreement, Shansby Partners will offer to the Company for its consideration any Mexican food companies that primarily produce tortillas, tortilla chips, salsas and Mexican sauces and that are identified by Shansby after the consummation of this Offering. If the Company declines to pursue any such acquisition opportunity, then Shansby will be able to pursue the opportunity without the involvement of the Company. There is no assurance that the Company will have the necessary funds available at the time that any such acquisition opportunity is offered to it by Shansby Partners, and Shansby Partners will not be required to use any of its funds, or the funds of any affiliates, in order to finance any acquisitions on behalf of the Company.

     In connection with this Offering, the Company has agreed to pay Shansby Partners a financial advisory fee of $125,000 and up to an additional $50,000 to reimburse Shansby Partners for out-of-pocket expenses it incurred in connection with this Offering.

SHANSBY WARRANT

     Upon the consummation of this Offering, Shansby Partners will receive the Shansby Warrant, which is a five-year warrant to acquire 350,000 shares of Common Stock at an exercise price (subject to adjustment) equal to the price to public on the cover page of this Prospectus. The Shansby Warrant may not be exercised until after the first anniversary of the consummation of this Offering. Management believes that it will be beneficial to the Company for its advisor to benefit from any future increases in the price of the Common Stock.

                             PRINCIPAL SHAREHOLDERS

     The following tables set forth certain information regarding the beneficial ownership of the Company's Common Stock as of August 15, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) each director,
(ii) each named executive officer in the Summary Compensation Table, (iii) each person who is known by the Company to own beneficially 5% or more of the Common Stock and (iv) all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power over the shares indicated as owned by such person.

                             PRINCIPAL SHAREHOLDERS

                                           BENEFICIAL OWNERSHIP     SHARES TO BE     BENEFICIAL OWNERSHIP
                                             BEFORE OFFERING       REPURCHASED BY       AFTER OFFERING
                                          ----------------------        THE         -----------------------
                  NAME                     SHARES     PERCENTAGE     COMPANY(1)      SHARES      PERCENTAGE
                  ----                    ---------   ----------   --------------   ---------    ----------
The Shansby Group(2)....................  1,103,470     27.8%          565,542        537,928       7.5%
TSG International(2)....................    435,030     10.9%          222,958        212,072       3.0%
TSG2 L.P.(2)(3).........................  1,386,000     34.9%               --      1,386,000      19.3%
Robert C. Tanklage(2)(3)................    875,000     22.0%               --        875,000      12.2%

---------------

(1) Simultaneously with the consummation of this Offering, the Company will repurchase these shares at a repurchase price of approximately $5.9 million, which is equal to the net proceeds (before offering expenses) to be received by the Company with respect to an equivalent number of shares.

(2) The address of The Shansby Group, TSG International and TSG2 L.P. is 250 Montgomery Street, San Francisco, California 94104. The address of Mr. Tanklage is 260 S. Sixth Street, City of Industry, California 91746. Of the shares shown to be beneficially owned by TSG2 L.P., 9,800 are to be owned by its general partner, TSG2 Management, L.L.C. ("TSG2 Management").

(3) The shares set forth for TSG2 L.P. and Mr. Tanklage will be issued in the La Victoria Acquisition immediately following the consummation of this Offering. See "The La Victoria Acquisition."

             DIRECTORS (INCLUDING NOMINEES) AND EXECUTIVE OFFICERS

                                                  BENEFICIAL OWNERSHIP       BENEFICIAL OWNERSHIP
                                                     BEFORE OFFERING            AFTER OFFERING
                                                 -----------------------    -----------------------
                     NAME                         SHARES      PERCENTAGE     SHARES      PERCENTAGE
                     ----                        ---------    ----------    ---------    ----------
Keith R. Lively(1).............................     14,000          *          14,000          *
Herman L. Graffunder...........................     85,000        2.1%         85,000        1.2%
Samuel E. Hillin, Jr...........................     51,000        1.3%         51,000          *
J. Gary Shansby(2).............................  2,924,500       73.6%      2,136,000       29.7%
Charles H. Esserman(2).........................  2,924,500       73.6%      2,136,000       29.7%
Tim G. Bruer...................................         --         --              --         --
Charles A. Lynch...............................         --         --              --         --
Robert K. Swanson..............................         --         --              --         --
All directors and executive officers as a group
  (8 persons)..................................  3,074,500       77.3%      2,286,000       31.8%

---------------

 *  Represents less than one percent.

(1) To be issued pursuant to the La Victoria Acquisition. See "The La Victoria Acquisition."

(2) Mr. Shansby and Mr. Esserman may be deemed to beneficially own the 1,386,000 shares owned in the aggregate by TSG2 L.P. and TSG2 Management because they are members of TSG2 Management. Mr. Shansby and Mr. Esserman may also be deemed to beneficially own the aggregate 1,538,500 shares and 750,000 shares owned collectively by The Shansby Group and TSG International before and after this Offering, respectively, because Mr. Shansby and Mr. Esserman are general partners of TSG Partners, the general partner of these partnerships.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $1.00 per share, of which 1,700,000 shares are outstanding and are held by five shareholders of record as of August 15, 1997, and 5,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"), none of which is currently outstanding. In addition, there are 350,000 shares of Common Stock (subject to adjustment) reserved for issuance pursuant to the Shansby Warrant and 350,000 shares of Common Stock reserved for issuance pursuant to the Stock Plan.

COMMON STOCK

     Subject to the rights and preferences of the Preferred Stock, if any, each share of Common Stock has an equal and ratable right to receive dividends, when, as and if declared by the Company's Board of Directors, out of any funds legally available for the payment thereof. In the event of liquidation, dissolution or winding up of the Company, subject to the rights of any outstanding Preferred Stock, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities.

     Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the shareholders. Holders of Common Stock are not entitled to cumulative voting, conversion or preemptive rights. All outstanding shares of Common Stock are, and when issued, the shares of Common Stock to be issued in connection with this Offering, will be, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Restated Articles of Incorporation authorize the Board of Directors, without the necessity of further action or authorization by the shareholders (unless required in a specific case by applicable law or regulations or stock exchange rules), to authorize the issuance of the Preferred Stock from time to time in one or more series and to determine all pertinent features of each such series of Preferred Stock, including but not limited to variations in the designations, preferences, and relative participating, optional or other special rights (including, without limitation, rights of conversion into Common Stock or other securities, redemption provisions or sinking fund provisions) as between series and as between the Preferred Stock or any series thereof and the Common Stock, and the qualifications, limitations or restrictions of such rights, and any voting powers of such Preferred Stock.

     Holders of Common Stock have no preemptive rights to purchase or otherwise acquire any Preferred Stock that may be issued in the future. Each series of Preferred Stock, could, as determined by the Board of Directors at the time of issuance, rank, with respect to dividends, redemption and liquidation rights, senior to the Common Stock.

     It is not possible to state the actual effect of the authorization of the Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the respective rights of the holders of one or more series of the Preferred Stock. Such effects, however, might include: (a) restrictions on dividends on Common Stock if dividends on the Preferred Stock are in arrears; (b) dilution of the voting power of the Common Stock to the extent that a series of the Preferred Stock would have voting rights; (c) the holders of Common Stock not being entitled to share in the Company's assets upon dissolution until satisfaction of any liquidation preference granted to the Preferred Stock; and (d) potential dilution of the equity of holders of Common Stock to the extent that a series of the Preferred Stock might be convertible into Common Stock. In addition, the issuance of Preferred Stock may serve to discourage or make more difficult an attempt to obtain control of the Company by way of a merger, tender offer, proxy contest or other means. See "Antitakeover Provisions" below.

ANTITAKEOVER PROVISIONS

     The Restated Articles of Incorporation and the Bylaws of the Company contain provisions that could have an antitakeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of

Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights. The Board of Directors believes that, as a general rule, such takeover proposals would not be in the best interest of the Company and its shareholders. Set forth below is a description of such provisions in the Restated Articles of Incorporation and the Bylaws. The description of such provisions set forth below is intended only as a summary and is qualified in its entirety by reference to the pertinent sections of the Restated Articles of Incorporation and the Bylaws, forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The Board of Directors has no current plans to formulate or effect additional measures that could have an antitakeover effect.

     Classified Board of Directors. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. At least two annual meetings of shareholders generally will be required to effect a change in a majority of the Board of Directors. Such a delay may help ensure that the Company's directors, if confronted by a shareholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of the shareholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board of Directors would be beneficial to the Company and its shareholders and whether a majority of the Company's shareholders believes that such a change would be desirable. Pursuant to the Restated Articles of Incorporation, the provisions relating to the classification of directors may only be amended by the affirmative vote of eighty percent of the voting power of the then outstanding shares of capital stock entitled to vote thereon ("Voting Stock").

     Removal of Directors Only for Cause. Pursuant to the Restated Articles of Incorporation, directors can be removed from office only for cause (as defined therein) and only by the affirmative vote of eighty percent of the Voting Stock other than at the expiration of their term of office. Vacancies on the Board of Directors may be filled only by a majority vote of the remaining directors and not by the shareholders.

     Number of Directors. The Restated Articles of Incorporation provide that the whole Board of Directors will consist of not less than three members, the exact number to be set from time to time by resolution of the Board of Directors. Accordingly, the Board of Directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new vacancies with its own nominees until the next shareholder election.

     No Written Consent of Shareholders. The Restated Articles of Incorporation also provide that, subject to the terms of any Preferred Stock, any action required or permitted to be taken by the shareholders of the Company must be taken at a duly called annual or special meeting of shareholders and may not be taken by written consent. In addition, special meetings may only be called by
(i) the Chairman of the Board, (ii) the President, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the then-authorized number of directors or (iv) the holders of at least 50% of the outstanding Voting Stock.

     Restated Articles of Incorporation and Bylaws. The Restated Articles of Incorporation provide that the Board of Directors, by a majority vote, may adopt, alter, amend or repeal provisions of the Bylaws.

     Preferred Stock. As described above under "Preferred Stock," the Board of Directors may designate and issue shares of Preferred Stock without shareholder approval under certain circumstances. As a result, the Preferred Stock could be issued quickly with terms designed to make more difficult a proposed takeover of the Company or the removal of its management. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its shareholders.

     Advance Notice of Director Nominations and Shareholder Proposals. The Restated Articles of Incorporation provide that the only business (including election of directors) that may be considered at an annual meeting of holders of Common Stock, in addition to business proposed (or persons nominated to be directors) by the directors of the Company, is business proposed (or persons nominated to be directors) by holders of Common Stock who comply with the notice and disclosure requirements set forth in the Restated Articles of Incorporation. In general, the Restated Articles of Incorporation require that a shareholder give the Company notice of proposed business or nominations no later than 60 days before the annual meeting of holders of Common Stock (meaning the date on which the meeting is first scheduled and not postponements or adjournments thereof) or (if later) ten days after the first public notice of the annual meeting is sent to holders of Common Stock. In general, the notice must also contain information about the shareholder proposing the business or nomination, the shareholder's interest in the business, and (with respect to nominations for director) information about the nominee of the nature ordinarily required to be disclosed in public proxy statements. The shareholder also must submit a letter from each of the shareholder's nominees stating the nominee's acceptance of the nomination and indicating the nominee's intention to serve as director if elected.

OTHER MATTERS

     ChaseMellon Shareholder Services L.L.C. serves as registrar and transfer agent for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 7,186,500 shares of Common Stock outstanding. Of the outstanding shares of Common Stock, 4,000,000 shares of Common Stock to be sold in this Offering will be freely transferable without restriction or further registration under the Securities Act, except that any shares purchased by affiliates of the Company will be subject to limitations of Rule 144 under the Securities Act.

     Holders of approximately 3,161,000 shares of Common Stock have agreed with the Underwriters to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus (the "Lockup Period") without the consent of Cruttenden Roth Incorporated. See "Underwriting." Following the completion of this Offering, 25,500 shares of Common Stock held by nonaffiliates for more than two years will be available for sale in the public market without compliance with Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of the written notice of the proposed sale with the Commission, or if no such notice is required, the date an order to sell is received with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time in the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. The Company is unable to estimate the number of shares that may be sold under Rule 144 since this will depend on the market price of the Common Stock of the Company, the personal circumstances of the seller and other factors.

     There are also 350,000 shares of Common Stock reserved for issuance under the Stock Plan, pursuant to which grants of options to purchase 130,000 shares will be made upon consummation of this Offering with an exercise price (subject to adjustment) equal to the price to public set forth on the cover page of this Prospectus. The Company intends to file a registration statement on Form S-8 covering sales of shares issued upon exercise of any securities issued under the Stock Plan. In addition, Shansby Partners will be issued the Shansby Warrant to acquire 350,000 shares of Common Stock at the price to public in this Offering. The Shansby Warrant may not be exercised until after the first anniversary of the consummation of this Offering. See "Certain Transactions -- Shansby Warrant." Shansby Partners will have certain registration rights in connection with the shares underlying the Shansby Warrant. In addition, the Contribution and Exchange Agreement provides that, at the consummation of the transactions contemplated thereby, Shansby and Mr. Tanklage will enter into registration rights agreements with the Company pursuant to which Shansby and Mr. Tanklage will receive certain demand and "piggyback" registration rights. These registration rights cannot be exercised until after the expiration of the Lockup Period.

     Prior to this Offering, there has been no public market of the Common Stock of the Company. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                                  UNDERWRITING

     The Underwriters named below, for whom Cruttenden Roth Incorporated, Sutro & Co. Incorporated and Wedbush Morgan Securities Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Cruttenden Roth Incorporated................................  1,000,000
Sutro & Co. Incorporated....................................  1,000,000
Wedbush Morgan Securities Inc...............................    500,000
Montgomery Securities.......................................    300,000
Josephthal Lyon & Ross Incorporated.........................    200,000
McDonald & Company Securities, Inc. ........................    200,000
Morgan Keegan & Company, Inc. ..............................    200,000
Principal Financial Securities, Inc. .......................    200,000
L.H. Friend, Weinress, Frankson & Presson, Inc. ............    100,000
RAF Financial Corporation...................................    100,000
Rodman & Renshaw, Inc. .....................................    100,000
Southwest Securities, Inc...................................    100,000
                                                              ---------
          Total.............................................  4,000,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby if any such shares are purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such a price less a concession not in excess of $0.30 per share. The Underwriters may allow, and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the public offering price and such concessions may be changed by the Representatives.

     The Company has granted an option to the Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 600,000 shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise such option only for the purpose of covering over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise such option, each Underwriter will be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment pursuant to the Underwriting Agreement. If the additional shares are purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,000,000 shares are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities in connection with the Registration Statement, including liabilities under the Securities Act.

     The Company and certain other shareholders and officers and directors of the Company have agreed with the Underwriters not to sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock (other than in connection with acquisitions or pursuant to any option granted under the Stock
Plan) for a period of 180 days after the date of this Prospectus without the prior written consent of Cruttenden Roth Incorporated.

     Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that a regular trading market will develop upon the completion of this Offering. The initial public offering price was determined by negotiations between the Company and the Representatives. There is no direct relationship between the offering price of the Common Stock and the assets, book value and net worth of the Company. The primary factors considered in determining such offering price included the history of and prospects for the industry in which the Company competes, market valuation of comparable companies, market conditions for public offerings, the history and prospects for the Company's business, the Company's past and present operations and earnings and the trend of such earnings, the prospects for future earnings of the Company, the Company's current financial position, an assessment of the Company's management, the general condition of the securities markets, the demand for similar securities of comparable companies and other relevant factors.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum. Syndicate covering transactions involve purchases of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The Company has also agreed to pay $250,000 to Cruttenden Roth Incorporated for its opinion as to whether the proposed consideration to be paid to the shareholders of La Victoria in connection with the La Victoria Acquisition is fair from a financial point of view to the shareholders of the Company.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the Common Stock offered hereby will be passed on by Gardere & Wynne, L.L.P., Dallas, Texas, as counsel for the Underwriters.

                                    EXPERTS

     The financial statements of Authentic Specialty Foods, Inc. for each of the two years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Rylander, Clay & Opitz, L.L.P., independent auditors, as set forth in their reports thereon appearing elsewhere herein. Such financial statements are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     Rylander, Clay & Opitz, L.L.P. were dismissed by the Company as the Company's auditors on April 18, 1997. The report of Rylander, Clay & Opitz, L.L.P. on the financial statements for each of the two years in the period ended December 31, 1995 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. The Company's decision to change auditors was approved by the Company's Board of Directors. In connection with its audits, Rylander, Clay & Opitz, L.L.P. did not identify any reportable conditions. During the Company's two most recent fiscal years and through the three-month period ended March 31, 1997, there were no disagreements between the Company and Rylander, Clay & Opitz, L.L.P. on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure, which, if not resolved to the satisfaction of Rylander, Clay & Opitz, L.L.P. would have caused it to make a reference to the subject matter of the disagreement in connection with its reports.

     The financial statements of Authentic Specialty Foods, Inc. for the year ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by McGladrey & Pullen, LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein. Such financial statements are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of La Victoria Foods, Inc. for each of the three years in the period ended May 31, 1997 appearing in this Prospectus and Registration Statement have been audited by McGladrey & Pullen, LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein. Such financial statements are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has not previously been subject to the reporting requirements of the Exchange Act. The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. The Commission also maintains a Website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the Common Stock offered by this Prospectus and the Company, reference is made to the Registration Statement.

     The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUTHENTIC SPECIALTY FOODS, INC.
Reports of Independent Auditors.............................   F-2
Balance Sheets as of December 31, 1995 and 1996 and June 30,
  1997......................................................   F-4
Statements of Operations for the years ended December 31,
  1994, 1995 and 1996 and for the six month periods ended
  June 30, 1996 and 1997....................................   F-5
Statements of Shareholders' Equity for the years ended
  December 31, 1994, 1995 and 1996 and for the six month
  periods ended June 30, 1996 and 1997......................   F-6
Statements of Cash Flows for the years ended December 31,
  1994, 1995 and 1996 and for the six month periods ended
  June 30, 1996 and 1997....................................   F-7
Notes to Financial Statements...............................   F-8
LA VICTORIA FOODS, INC.
Report of Independent Auditors..............................  F-15
Balance Sheets as of May 31, 1996 and 1997..................  F-16
Statements of Operations for the years ended May 31, 1995,
  1996 and 1997.............................................  F-17
Statements of Shareholders' Equity for the years ended May
  31, 1995, 1996 and 1997...................................  F-18
Statements of Cash Flows for the years ended May 31, 1995,
  1996 and 1997.............................................  F-19
Notes to Financial Statements...............................  F-20

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Authentic Specialty Foods, Inc.
Grand Prairie, Texas

     We have audited the accompanying balance sheet of Authentic Specialty Foods, Inc. as of December 31, 1996 and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Authentic Specialty Foods, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            McGLADREY & PULLEN, LLP

Minneapolis, Minnesota
April 25, 1997, except for Note 9 as
to which the date is June 20, 1997

    INDEPENDENT AUDITOR'S REPORT

Board of Directors
Authentic Specialty Foods, Inc.
(f/k/a Calidad Foods, Inc.)
Grand Prairie, Texas

     We have audited the accompanying balance sheet of Authentic Specialty Foods, Inc. (f/k/a Calidad Foods, Inc.) as of December 31, 1995 and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Authentic Specialty Foods, Inc. (f/k/a/ Calidad Foods, Inc.) as of December 31, 1995 and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles.

                                            RYLANDER, CLAY & OPITZ, L.L.P.

Fort Worth, Texas
March 15, 1996

                        AUTHENTIC SPECIALTY FOODS, INC.

                                 BALANCE SHEETS

                                ASSETS (NOTE 4)

                                                         DECEMBER 31,                           PRO FORMA
                                                  --------------------------     JUNE 30,       JUNE 30,
                                                     1995           1996           1997           1997
                                                  -----------    -----------    -----------    -----------
                                                                                (UNAUDITED)    (UNAUDITED)
Current Assets
  Cash and cash equivalents.....................  $     9,027    $   200,479    $   114,091    $   114,091
  Accounts receivable, net of allowance for
    doubtful accounts of $57,000 in 1995,
    $75,000 in 1996 and $79,000 in 1997 (Note
    8)..........................................    1,323,226      1,474,753      1,591,838      1,591,838
  Inventories (Note 3)..........................      868,738        780,222        747,003        747,003
  Prepaid expenses..............................      135,077        108,104        220,101        220,101
                                                  -----------    -----------    -----------    -----------
         Total current assets...................    2,336,068      2,563,558      2,673,033      2,673,033
                                                  -----------    -----------    -----------    -----------
Property and Equipment, at cost
  Leasehold improvements........................      659,463        730,975        746,775        746,775
  Fixtures......................................      518,102        568,249        767,399        767,399
  Equipment.....................................    2,313,137      2,722,438      2,490,610      2,490,610
                                                  -----------    -----------    -----------    -----------
                                                    3,490,702      4,021,662      4,004,784      4,004,784
         Less accumulated depreciation..........      724,232      1,199,125      1,250,573      1,250,573
                                                  -----------    -----------    -----------    -----------
                                                    2,766,470      2,822,537      2,754,211      2,754,211
                                                  -----------    -----------    -----------    -----------
Other Assets
  Goodwill, net of accumulated amortization of
    $305,058 in 1995, $386,379 in 1996 and
    $427,040 in 1997............................    1,727,988      1,646,667      1,606,006      1,606,006
  Non-compete agreement, net of accumulated
    amortization of $350,654 in 1995 and
    $493,000 in 1996 and 1997...................      142,346             --             --             --
  Other, primarily deferred offering costs in
    1997........................................      158,765         56,376        164,680        164,680
                                                  -----------    -----------    -----------    -----------
                                                    2,029,099      1,703,043      1,770,686      1,770,686
                                                  -----------    -----------    -----------    -----------
                                                  $ 7,131,637    $ 7,089,138    $ 7,197,930    $ 7,197,930
                                                  ===========    ===========    ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Line of credit (Note 4).......................  $   750,933    $ 1,319,442    $ 1,349,716    $ 1,349,716
  10.5% note payable to officer, unsecured......       80,000             --             --             --
  Current portion of long-term debt.............      789,907        766,432        666,802        666,802
  Accounts payable..............................    1,956,198      1,723,999      1,607,385      1,607,385
  Accrued expenses..............................      258,013        310,244        348,831        348,831
  Due to shareholders upon repurchase...........           --             --             --      5,900,000
                                                  -----------    -----------    -----------    -----------
         Total current liabilities..............    3,835,051      4,120,117      3,972,734      9,872,734
                                                  -----------    -----------    -----------    -----------
Long-Term Debt, less current portion (Note 4)...    1,248,798        919,866        816,267        816,267
                                                  -----------    -----------    -----------    -----------
Commitments (Note 6)............................

Shareholders' Equity (Note 9)
  Preferred stock, $.01 par value, 5,000,000
    shares authorized (Note 7)..................           --             --             --             --
  Common stock, $1.00 par value; 20,000,000
    shares authorized; 1,700,000 shares issued
    and outstanding.............................    1,700,000      1,700,000      1,700,000        911,500
  Additional paid-in capital....................    1,860,152      1,860,152      1,982,152             --
  Accumulated deficit, since January 1, 1994
    ($4,125,298 deficit eliminated on December
    31, 1993) (Note 7)..........................   (1,512,364)    (1,510,997)    (1,273,223)    (4,402,571)
                                                  -----------    -----------    -----------    -----------
                                                    2,047,788      2,049,155      2,408,929     (3,491,071)
                                                  -----------    -----------    -----------    -----------
                                                  $ 7,131,637    $ 7,089,138    $ 7,197,930    $ 7,197,930
                                                  ===========    ===========    ===========    ===========

                        AUTHENTIC SPECIALTY FOODS, INC.

                            STATEMENTS OF OPERATIONS

                                         YEARS ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                  ---------------------------------------   -------------------------
                                     1994          1995          1996          1996          1997
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
Net Sales (Note 8)..............  $19,637,170   $21,028,390   $21,198,408   $10,527,546   $10,961,606
Cost of Sales...................   13,213,280    14,266,056    14,081,436     6,926,690     7,190,462
                                  -----------   -----------   -----------   -----------   -----------
Gross Profit....................    6,423,890     6,762,334     7,116,972     3,600,856     3,771,144
Operating Expenses..............    7,210,294     6,940,177     6,767,617     3,313,921     3,246,771
                                  -----------   -----------   -----------   -----------   -----------
  Income (loss) from
     operations.................     (786,404)     (177,843)      349,355       286,935       524,373
                                  -----------   -----------   -----------   -----------   -----------
Other Income (Expense)
  Interest expense..............     (161,251)     (219,142)     (327,994)     (166,664)     (165,611)
  Interest income...............           --        61,218         2,246         1,845            35
  Gain (loss) on disposal of
     property and equipment.....      (37,368)     (191,574)      (22,240)      (22,135)          977
                                  -----------   -----------   -----------   -----------   -----------
                                     (198,619)     (349,498)     (347,988)     (186,954)     (164,599)
                                  -----------   -----------   -----------   -----------   -----------
  Income (loss) before income
     taxes......................     (985,023)     (527,341)        1,367        99,981       359,774
Income tax expense (Note 5).....           --            --            --        34,000       122,000
                                  -----------   -----------   -----------   -----------   -----------
  Net income (loss).............  $  (985,023)  $  (527,341)  $     1,367   $    65,981   $   237,774
                                  ===========   ===========   ===========   ===========   ===========

Earnings (loss) per common
  share.........................  $     (0.59)  $     (0.31)  $      0.00   $      0.04   $      0.14
                                  ===========   ===========   ===========   ===========   ===========
Weighted average number of
  common shares outstanding.....    1,679,973     1,700,000     1,700,000     1,700,000     1,700,000
                                  ===========   ===========   ===========   ===========   ===========

                       See Notes to Financial Statements.

                        AUTHENTIC SPECIALTY FOODS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                     PREFERRED STOCK         COMMON STOCK        ADDITIONAL
                                     ----------------   ----------------------    PAID-IN     ACCUMULATED
                                     SHARES    AMOUNT    SHARES       AMOUNT      CAPITAL       DEFICIT       TOTAL
                                     -------   ------   ---------   ----------   ----------   -----------   ----------
Balance, January 1, 1994...........   31,814   $ 318    1,564,000   $1,564,000   $  294,830   $       --    $1,859,148
  Issuance of preferred stock......    4,000      40           --           --          (40)          --            --
  Issuance of common stock.........       --      --      136,000      136,000     (136,000)          --            --
  Contribution of capital..........       --      --           --           --    1,085,500           --     1,085,500
  Tax benefit of net operating loss
    utilized (Note 5)..............       --      --           --           --      216,004           --       216,004
  Net loss.........................       --      --           --           --           --     (985,023)     (985,023)
                                     -------   -----    ---------   ----------   ----------   -----------   ----------
Balance, December 31, 1994.........   35,814     358    1,700,000    1,700,000    1,459,794     (985,023)    2,175,129
  Cancellation of preferred
    stock..........................  (35,814)   (358)          --           --          358           --            --
  Contribution of capital..........       --      --           --           --      400,000           --       400,000
  Net loss.........................       --      --           --           --           --     (527,341)     (527,341)
                                     -------   -----    ---------   ----------   ----------   -----------   ----------
Balance, December 31, 1995.........       --      --    1,700,000    1,700,000    1,860,152   (1,512,364)    2,047,788
  Net income.......................       --      --           --           --           --        1,367         1,367
                                     -------   -----    ---------   ----------   ----------   -----------   ----------
Balance, December 31, 1996.........       --      --    1,700,000    1,700,000    1,860,152   (1,510,997)    2,049,155
  Tax benefit of net operating loss
    utilized (Note 5)
    (unaudited)....................       --      --           --           --      122,000           --       122,000
  Net income (unaudited)...........       --      --           --           --           --      237,774       237,774
                                     -------   -----    ---------   ----------   ----------   -----------   ----------
Balance, June 30, 1997
  (unaudited)......................       --   $  --    1,700,000   $1,700,000   $1,982,152   $(1,273,223)  $2,408,929
                                     =======   =====    =========   ==========   ==========   ===========   ==========

                       See Notes to Financial Statements.

                        AUTHENTIC SPECIALTY FOODS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                       SIX MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,               JUNE 30,
                                              ------------------------------------   ---------------------
                                                 1994         1995         1996        1996        1997
                                              ----------   -----------   ---------   ---------   ---------
                                                                                          (UNAUDITED)
Cash flows from operating activities
  Net income (loss).........................  $ (985,023)  $  (527,341)  $   1,367   $  65,981   $ 237,774
  Adjustments to reconcile net income (loss)
    to net cash provided by operating
    activities:
  Tax benefit of net operating loss utilized
    (Note 5)................................          --            --          --      34,000     122,000
  Depreciation..............................     317,408       354,716     515,117     247,796     278,149
  Amortization..............................     266,491       197,187     242,081     104,938      51,731
  Gain (loss) on disposal of property and
    equipment...............................      37,368       191,574      22,240      22,135        (977)
(Increase) decrease in:
  Receivables...............................     435,065       430,565    (151,527)   (186,822)   (117,085)
  Inventory.................................     391,134      (157,477)     88,516      54,761      33,219
  Prepaid expenses..........................     (55,072)      (59,726)     26,973      (5,677)   (111,997)
  Accounts payable..........................    (222,746)      244,740    (232,199)   (194,832)   (116,614)
  Accrued expenses..........................      (4,883)       16,352      52,231     150,930      38,587
                                              ----------   -----------   ---------   ---------   ---------
  Net cash provided by operating
    activities..............................     179,742       690,590     564,799     293,210     414,787
                                              ----------   -----------   ---------   ---------   ---------
  Cash flows from investing activities
  Change in other assets....................          --       (48,466)    (28,540)     (1,984)   (146,709)
  Proceeds from disposal of property and
    equipment...............................     244,620            --     171,188     110,012      50,750
  Purchase of property and equipment........    (148,115)   (1,256,552)   (492,176)   (297,078)   (232,261)
  Acquisition of business (Note 2)..........          --      (516,453)   (159,921)    (93,000)         --
                                              ----------   -----------   ---------   ---------   ---------
  Net cash provided by (used in) investing
    activities..............................      96,505    (1,821,471)   (509,449)   (282,050)   (328,220)
                                              ----------   -----------   ---------   ---------   ---------
Cash flows from financing activities
  Increase (decrease) in line of credit.....    (778,931)      111,664     568,509     246,824      30,274
  Borrowing (repayment) on note payable to
    officer.................................          --        80,000     (80,000)    (55,000)         --
  Proceeds of long-term debt................          --       600,000          --          --          --
  Payments made on long-term debt...........    (583,854)     (288,641)   (352,407)   (174,099)   (203,229)
  Capital contributions.....................   1,085,000       400,000          --          --          --
                                              ----------   -----------   ---------   ---------   ---------
  Net cash provided by (used in) financing
    activities..............................    (277,785)      903,023     136,102      17,725    (172,955)
                                              ----------   -----------   ---------   ---------   ---------
  Increase (decrease) in cash and cash
    equivalents.............................      (1,538)     (227,858)    191,452      28,885     (86,388)
Cash and Cash equivalents:
  Beginning.................................     238,423       236,885       9,027       9,027     200,479
                                              ----------   -----------   ---------   ---------   ---------
  Ending....................................  $  236,885   $     9,027   $ 200,479   $  37,912   $ 114,091
                                              ==========   ===========   =========   =========   =========
  Supplemental Disclosures of Cash Flow
    Information
  Cash paid for interest....................  $  161,251   $   219,142   $ 327,994   $ 166,664   $ 165,611
                                              ==========   ===========   =========   =========   =========

                       See Notes to Financial Statements.

                        AUTHENTIC SPECIALTY FOODS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of business: Authentic Specialty Foods, Inc. manufactures, distributes and sells Mexican food products primarily in Texas on credit terms it establishes for individual customers.

     Revenue recognition: The Company recognizes revenue upon delivery of the product to customers or distributors because the Company is not obligated to perform significant activities after delivery.

     Cash and cash equivalents: For purposes of reporting cash flows, the Company considers all unrestricted cash and Treasury bills, commercial paper, and money market funds with maturities of three months or less to be cash equivalents.

     The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.

     Fair value of financial instruments: The fair value of cash and cash equivalents, accounts receivable and accounts payable approximate the carrying amount because of the short maturity of those investments. The fair value of the short and long-term debt is estimated based on interest rates for the same or similar debt offered to the Company having the same or similar remaining maturities and collateral requirements and approximates the fair value.

     Inventories: Inventories is valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

     Depreciation and amortization: Depreciation and amortization are provided using the straight-line method based on the estimated useful lives of individual assets over the following periods:

                                                            YEARS
                                                            -----
Fixtures and equipment................................           3-10
Leasehold improvements................................  Life of Lease
Non-compete agreement.................................              5
Goodwill..............................................             25

     In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company reviews its long-lived assets and goodwill related to those assets periodically to determine potential impairment by comparing the carrying value of the long-lived assets and identified goodwill with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at the date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value (estimated discounted future cash flows) of the long-lived assets and identified goodwill.

     Goodwill not identified with impaired assets will continue to be evaluated to determine whether events or circumstances warrant a write-down or revised estimates of useful lives. The Company will determine a potential impairment by comparing the carrying value of goodwill with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value (estimated discounted future cash flows) of the goodwill.

     To date, management has determined that no impairment of long-lived assets and goodwill exists.

     Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and operating loss carryforwards and deferred tax liabilities

                        AUTHENTIC SPECIALTY FOODS, INC.

are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Earnings (loss) per share: Earnings (loss) per share is based upon the weighted average number of common and common equivalent shares outstanding during each period. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock issued and stock options and warrants granted with exercise prices below the assumed initial public offering price during the 12-month period preceding the date of the initial filing of the registration statement have been included in the calculation as if they were outstanding for all periods presented.

     The FASB has issued Statement No. 128, Earnings Per Share, which supersedes APB Opinion No. 15. Statement No. 128 requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities, outstanding that trade in a public market. Those entities that have only common stock outstanding are required to present basic earnings per-share amounts. All other entities are required to present basic and diluted per-share amounts. Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase the income per common share from continuing operations. All entities required to present per-share amounts must initially apply Statement No. 128 for annual and interim periods ending after December 15, 1997. Earlier application is not permitted.

     The adoption of Statement No. 128 would have had no effect on reported earnings (loss) per share.

     Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

     Interim financial information (unaudited): The financial statements and notes related thereto as of June 30, 1997 and for the six month periods ended June 30, 1996 and 1997 are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations. The operating results for the interim periods are not indicative of the operating results to be expected for a full year or for other interim periods. Not all disclosures required by generally accepted accounting principles necessary for a complete presentation have been included.

NOTE 2. ACQUISITION

     In November 1995, the Company purchased substantially all assets of El Paco Foods, Inc., a Dallas/Fort Worth area tortilla and tortilla chip producer. A final settlement related to the acquisition was completed in 1996.

     The acquisition was accounted for as a purchase. The purchase price is summarized as follows:

Cash paid................................................  $  648,360
Non-compete and consulting agreement, discounted at 10%
  (see Note 4)...........................................     548,984
Direct acquisition costs.................................      28,014
                                                           ----------
                                                           $1,225,358
                                                           ==========

                        AUTHENTIC SPECIALTY FOODS, INC.

     The purchase price was allocated as follows:

Inventory................................................  $   83,266
Property and equipment...................................   1,142,092
                                                           ----------
                                                           $1,225,358
                                                           ==========

     The amount allocated to inventory was based on estimated fair value and property and equipment was based on an independent appraisal.

     In connection with the acquisition, the Company agreed to pay commissions to the seller on future sales to the seller's existing customers at 6% through November 1997, and at 5% thereafter through November 2002. The Company also entered into a brokerage contract with one of the seller's shareholders to pay commissions on sales to new customers brought to the Company at the same terms as those above. These commissions have been expensed as incurred and are immaterial for all periods presented.

NOTE 3. INVENTORIES

     Inventories consisted of the following:

                                                        DECEMBER 31,
                                                    --------------------     JUNE 30,
                                                      1995        1996         1997
                                                    --------    --------    -----------
                                                                            (UNAUDITED)
Raw materials.....................................  $144,996    $ 83,265     $ 77,004
Packaging materials...............................   257,332     246,849      261,480
Finished goods....................................   466,410     450,108      408,519
                                                    --------    --------     --------
                                                    $868,738    $780,222     $747,003
                                                    ========    ========     ========

NOTE 4. NOTES PAYABLE

     Line of credit: The Company has a $2,000,000 revolving line of credit agreement with a financial institution, expiring April 1998. Advances under the agreement are subject to borrowing base requirements and bear interest at 1.75% in excess of the financial institution's prime rate. The interest rate was 10.4%, 10%, and 10.25% at December 31, 1995, 1996 and June 30, 1997,
respectively. Borrowings under the agreement are secured by substantially all assets of the Company. The agreement also contains certain financial covenants, including dividend restrictions. Under these dividend restrictions, if the Company has annual net income before taxes and depreciation of at least $400,000, less capital expenditures (unless financed by capital contributions), then the Company may pay dividends of up to 30% of the excess over $400,000.

                        AUTHENTIC SPECIALTY FOODS, INC.

     Long-term debt: Long-term debt consisted of the following:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1995          1996
                                                              ----------    ----------
Note payable to financial institution, bearing interest at
  2% in excess of financial institution's prime rate, due in monthly installments of $12,500, plus interest, through
  November 1999, secured by substantially all assets(1).....  $  587,500    $  437,500
Note payable to former shareholder, bearing interest at
  10.5%, due in monthly installments of $16,667, plus
  interest, beginning in April 1997, with balance due March
  1999, subordinated to line of credit and note payable to
  financial institution.....................................     766,880       766,880
Non-compete and consulting agreement with El Paco Foods,
  Inc.'s selling shareholders, discounted at 10%, due in
  monthly installments of $11,667, through November, 2000...     541,980       452,262
Non-compete agreement with former shareholder, discounted at
  8%, due in monthly installments of $10,000, through March
  1997......................................................     142,345        29,656
                                                              ----------    ----------
                                                               2,038,705     1,686,298
Less current maturities.....................................     789,907       766,432
                                                              ----------    ----------
          Total.............................................  $1,248,798    $  919,866
                                                              ==========    ==========

---------------

(1) If amounts outstanding under the revolving credit facility are accelerated, then amounts outstanding under the Term Loan can be accelerated as well and, accordingly, have been classified as a current liability.

     At December 31, 1996, approximate maturities of long-term debt are as follows:

YEARS ENDING
DECEMBER 31,
------------
   1997.....................................................  $  766,000
   1998.....................................................     310,000
   1999.....................................................     488,000
   2000.....................................................     122,000
                                                              ----------
                                                              $1,686,000
                                                              ==========

NOTE 5. INCOME TAXES

     Income tax expense consisted of the following:

                                                                         SIX MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,          JUNE 30,
                                          ---------------------------   ------------------
                                           1994      1995      1996      1996       1997
                                          -------   -------   -------   -------   --------
Current.................................  $    --   $    --   $    --   $34,000   $122,000
Deferred................................       --        --        --        --         --
                                          -------   -------   -------   -------   --------
                                          $    --   $    --   $    --   $34,000   $122,000
                                          =======   =======   =======   =======   ========

                        AUTHENTIC SPECIALTY FOODS, INC.

     The Company's income tax expense (benefit) differed from the statutory federal rate as follows:

                                                                              SIX MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,            JUNE 30,
                                          --------------------------------   -------------------
                                            1994        1995        1996       1996       1997
                                          ---------   ---------   --------   --------   --------
                                                                                 (UNAUDITED)
Statutory rate applied to income (loss)
  before tax............................  $(335,000)  $(178,000)  $     --   $ 35,000   $126,000
Non-deductible expenses.................     28,000      28,000     28,000     14,000     14,000
Tax benefit not utilized (utilized).....    307,000     150,000    (28,000)   (15,000)   (18,000)
                                          ---------   ---------   --------   --------   --------
                                          $      --   $      --   $     --   $ 34,000   $122,000
                                          =========   =========   ========   ========   ========

     The components of deferred taxes are as follows:

                                                                                     JUNE 30,
                                             1994          1995          1996          1997
                                          -----------   -----------   -----------   -----------
                                                                                    (UNAUDITED)
Net operating loss carryforwards........  $ 1,181,000   $ 1,197,000   $ 1,238,000   $ 1,110,000
Depreciation and amortization...........     (128,000)       33,000       (43,000)      (38,000)
Accrued expenses and other..............       70,000        47,000        48,000        33,000
Allowance for doubtful accounts.........       24,000        20,000        26,000        27,000
Valuation allowance.....................   (1,147,000)   (1,297,000)   (1,269,000)   (1,132,000)
                                          -----------   -----------   -----------   -----------
                                          $        --   $        --   $        --   $        --
                                          ===========   ===========   ===========   ===========

     At June 30, 1997, the Company recorded a valuation allowance of $1,132,000 on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

     At June 30, 1997, the Company had net operating losses of approximately $3,265,000 expiring as follows:

EXPIRATION
   DATE
----------
  2008...............................................................................................  $2,684,000
  2009...............................................................................................     415,000
  2010...............................................................................................      47,000
  2011...............................................................................................     119,000

     These net operating losses may be subject to certain annual limitations resulting from future stock offerings. In addition, any tax benefits recognized from net operating losses generated before the Company's quasi-reorganization (see Note 7), which totaled approximately $2,385,000 at June 30, 1997, are recorded as a direct addition to additional paid-in capital. Such benefits recognized were $216,004 for the year ended December 31, 1994 and $34,000 and $122,000 for the six months ended June 30, 1996 and 1997, respectively.

                        AUTHENTIC SPECIALTY FOODS, INC.

NOTE 6. COMMITMENTS

     Operating leases: Certain office and warehouse facilities, computer equipment and delivery vehicles are leased under non-cancelable operating leases. Approximate future minimum lease commitments under non-cancelable operating leases are as follows:

YEAR ENDING
DECEMBER 31,
------------
   1997.......................................................  $397,000
   1998.......................................................   209,000
   1999.......................................................   123,000

     Rent expense was approximately $548,000, $581,000 and $475,000 for the years ended December 31, 1994, 1995, and 1996, respectively, and $235,000 and $190,000 for the six months ended June 30, 1996 and 1997, respectively.

NOTE 7. SHAREHOLDERS' EQUITY

     Preferred stock: Under the Company's Restated Articles of Incorporation the Board of Directors of the Company is authorized to issue, from time to time, without any action on the part of the Company's shareholders, up to 5,000,000 shares of Preferred Stock in one or more series, with such relative rights, powers, preferences, limitations and restrictions as are determined by the Board of Directors at the time of issuance. Accordingly, the Board of Directors is empowered to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. In the event of such issuance, the Preferred Stock could be utilized, under either circumstance, as a method of discouraging, delaying or preventing a change in control of the Company.

     Quasi-reorganization: The Board of Directors approved a corporate readjustment of the accounts as of December 31, 1993, effected in accordance with accounting principles applicable to quasi-reorganizations. At December 31, 1993, the Company's assets and liabilities approximated fair value and, accordingly, there was no write-down of the assets and liabilities of the Company in conjunction with the quasi-reorganization. The quasi-reorganization was accomplished by offsetting the accumulated deficit in retained earnings of $4,125,298 against additional paid-in capital.

NOTE 8. MAJOR CUSTOMER

     Sales to one major customer accounted for approximately 45%, 37% and 28% of net sales for the years ended December 31, 1994, 1995 and 1996, respectively, and approximated 27% for each of the six month periods ended June 30, 1996 and 1997. The major customer accounted for approximately 16% of the Company's accounts receivable balance at June 30, 1997.

NOTE 9. SUBSEQUENT EVENTS

     Recapitalization: In June 1997, the Company affected a 1,700-to-1 common stock split and increased its authorized shares of common stock to 20,000,000. The effect of this common stock split has been retroactively reflected in these financial statements and notes for all periods presented.

     Initial public offering: In August 1997, the Company commenced a public offering of shares of its Common Stock at a price based on market conditions at the time of effectiveness. Simultaneously with, and subject to, the consummation of the public offering, the Company will repurchase 788,500 shares of Common Stock currently owned by the Company's majority shareholder for approximately $5.9 million. This purchase price for the repurchase is based upon the net offering price (after underwriters' discounts and commissions) in the public offering. The pro forma column has been added to the balance sheet to reflect this repurchase of

                        AUTHENTIC SPECIALTY FOODS, INC.

Common Stock and, in accordance with accounting guidelines of the Commission, does not include the net proceeds from the public offering. However, as indicated above, the repurchase will not be effected unless and until the public offering is consummated.

     La Victoria Acquisition: Currently, 50% of the beneficial interest in the capital stock of La Victoria is held by Mr. Robert C. Tanklage, the President of La Victoria and a member of the family that has owned and operated La Victoria since 1947, 49.5% of the beneficial interest is held by Shansby (the majority shareholder of the Company) and .5% is held by Mr. Keith Lively, the Company's chairman. Shansby owns 99% of LV Foods, L.L.C. ("LV Foods"), and Mr. Lively owns the remaining 1%. LV Foods is the record owner of 50% of the outstanding shares of common stock of La Victoria. LV Foods acquired its La Victoria shares in April 1997 in exchange for $5 million in cash and a $7 million note payable to the seller of the shares.

     Pursuant to a contribution and exchange agreement, the Company will acquire beneficial ownership of 100% of the capital stock of La Victoria. The purchase price of the La Victoria Acquisition will be approximately $35.2 million, consisting of $12 million in cash (to be paid out of proceeds of the public offering), Common Stock with a value of $18.2 million, and assumed liabilities of $5 million.

     Stock option plan: In June 1997, the Board of Directors and the shareholders of the Company approved its 1997 Stock Plan (the "Stock Plan"). The purpose of the 1997 Stock Plan is to provide directors, employees and consultants of the Company and its subsidiaries additional incentive and reward opportunities designed to enhance the profitable growth of the Company. The Stock Plan provides for the granting of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, options that do not constitute incentive stock options, and restricted stock awards. Grants of options to purchase 130,000 shares will be made upon consummation of the public offering with an exercise price (subject to adjustment) equal to the offering price.

                            LA VICTORIA FOODS, INC.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
  La Victoria Foods, Inc.
  City of Industry, California

     We have audited the accompanying balance sheets of La Victoria Foods, Inc. as of May 31, 1996 and 1997, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of La Victoria Foods, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of La Victoria Foods, Inc. as of May 31, 1996 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.

                                            McGLADREY & PULLEN, LLP

Anaheim, California
June 26, 1997

                            LA VICTORIA FOODS, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                         MAY 31,
                                                              -----------------------------
                                                                  1996            1997
                                                              ------------   --------------
Current Assets
  Cash and cash equivalents (Note 9)........................  $ 5,100,000     $ 4,822,071
  Trade receivables, less allowance for doubtful accounts
     1996 and 1997 $50,000 and market development fund
     allowance 1996 $155,000 and 1997 $100,000..............    1,411,585       1,238,221
  Note receivables, officer-shareholder, current portion....       18,501              --
  Inventories (Note 2)......................................    9,684,042       9,991,234
  Prepaid expenses (Note 10)................................    1,200,894          50,576
  Prepaid income taxes......................................      519,000         676,000
  Deferred taxes (Note 6)...................................           --         451,000
                                                              -----------     -----------
          Total current assets..............................   17,934,022      17,229,102
                                                              -----------     -----------
Long-Term Receivables and Other Assets......................
  Note receivable, officer-shareholder less current
     maturities.............................................      341,768              --
  Security deposits, related parties........................       61,065          61,065
  Other.....................................................           --          19,770
                                                              -----------     -----------
                                                                  402,833          80,835
                                                              -----------     -----------
Property, Equipment and Leasehold Improvements, net (Note
  3)........................................................    9,160,473       8,220,576
                                                              -----------     -----------
                                                              $27,497,328     $25,530,513
                                                              ===========     ===========
                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Notes payable with related parties........................  $   298,235     $        --
  Current maturities of long-term debt (Note 4).............    1,100,000       1,100,000
  Current maturities of related party capital leases (Note
     5).....................................................      146,278         171,033
  Accounts payable..........................................      610,043         872,064
  Accrued payroll and related taxes (Note 4)................      600,427         602,698
  Accrued profit sharing (Note 7)...........................      171,962         171,119
  Other accrued expenses....................................      158,688         331,447
  Deferred taxes (Note 6)...................................       91,000              --
                                                              -----------     -----------
          Total current liabilities.........................    3,176,633       3,248,361
                                                              -----------     -----------
Long-Term Debt (Note 4).....................................    1,558,333         458,333
                                                              -----------     -----------
Long-Term Related Party Debt................................    1,005,000              --
                                                              -----------     -----------
Long-Term Related Party Capital Leases (Note 5).............    5,813,151       5,638,129
                                                              -----------     -----------
Deferred Taxes (Note 6).....................................       93,026           5,000
                                                              -----------     -----------
Commitments and Contingencies (Notes 5, 7, 9 and 12)
Shareholders' Equity (Notes 4, 8 and 12)
  Preferred stock, Class A, $100 par value; 10%
     noncumulative 60,000 shares authorized; no shares
     issued or outstanding..................................           --              --
  Preferred stock, Class B, $100 par value; 9% noncumulative
     30,000 shares authorized; no shares issued or
     outstanding............................................           --              --
  Common stock, $100 par value; 24,000 shares authorized;
     issued and outstanding, 212 shares.....................       21,200          21,200
  Additional paid-in capital................................    2,850,000       2,850,000
  Retained earnings.........................................   12,979,985      13,309,490
                                                              -----------     -----------
                                                               15,851,185      16,180,690
                                                              -----------     -----------
                                                              $27,497,328     $25,530,513
                                                              ===========     ===========

                       See Notes to Financial Statements.

                            LA VICTORIA FOODS, INC.

                            STATEMENTS OF OPERATIONS

                                                                  YEAR ENDED MAY 31,
                                                        ---------------------------------------
                                                           1995          1996          1997
                                                        -----------   -----------   -----------
Net Sales.............................................  $41,381,679   $38,978,089   $37,191,863
Cost of Sales, including rent paid to related parties
  1995 $839,000; 1996 $642,000; 1997 $385,000 (Notes 5
  and 7)..............................................   22,218,655    20,107,345    18,408,518
                                                        -----------   -----------   -----------
Gross Profit..........................................   19,163,024    18,870,744    18,783,345
Operating Expenses, including expenses and bonuses to
  related parties 1995 $0; 1996 $550,000; 1997
  $1,450,000 (Notes 5, 7, 10 and 11)..................   18,709,328    15,607,329    16,933,692
                                                        -----------   -----------   -----------
  Operating income....................................      453,696     3,263,415     1,849,653
Other Income (Expense)
Interest expense, including related party expense 1995
  $540,000; 1996 $751,000; 1997 $850,000..............     (885,673)     (996,438)     (998,663)
Other, primarily interest income......................       42,102        91,546       130,348
                                                        -----------   -----------   -----------
  Income (loss) before income tax expense (credits)...     (389,875)    2,358,523       981,338
Income tax expense (credits) (Note 6).................      (80,880)      979,599       588,233
                                                        -----------   -----------   -----------
  Net income (loss)...................................  $  (308,995)  $ 1,378,924   $   393,105
                                                        ===========   ===========   ===========

Earnings (loss) per share.............................  $ (1,457.52)  $  6,504.36   $  1,854.27
                                                        ===========   ===========   ===========
Weighted average number of common and common
  equivalent shares outstanding.......................          212           212           212
                                                        ===========   ===========   ===========

                       See Notes to Financial Statements.

                            LA VICTORIA FOODS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                         CAPITAL STOCK ISSUED
                                         ---------------------   ADDITIONAL
                                          CLASS B                 PAID-IN      RETAINED     SHAREHOLDERS'
                                         PREFERRED     COMMON     CAPITAL      EARNINGS        EQUITY
                                         ----------   --------   ----------   -----------   -------------
Balance, May 31, 1994..................   $ 600,000    $21,200   $2,400,000   $11,910,056    $14,931,256
  Net (loss)...........................          --         --           --      (308,995)      (308,995)
                                          ---------    -------   ----------   -----------    -----------
Balance, May 31, 1995..................     600,000     21,200    2,400,000    11,601,061     14,622,261
  Net income...........................          --         --           --     1,378,924      1,378,924
Purchase of 6,000 shares of Class B
  preferred stock for retirement.......    (600,000)        --      450,000            --       (150,000)
                                          ---------    -------   ----------   -----------    -----------
Balance, May 31, 1996..................          --     21,200    2,850,000    12,979,985     15,851,185
Dividends on common stock $300 per
  share................................          --         --           --       (63,600)       (63,600)
  Net income...........................          --         --           --       393,105        393,105
                                          ---------    -------   ----------   -----------    -----------
Balance, May 31, 1997..................   $      --    $21,200   $2,850,000   $13,309,490    $16,180,690
                                          =========    =======   ==========   ===========    ===========

                       See Notes to Financial Statements.

                            LA VICTORIA FOODS, INC.

                            STATEMENTS OF CASH FLOWS

                                                     YEAR ENDED MAY 31,
                                          -----------------------------------------
                                             1995           1996           1997
                                          -----------    -----------    -----------
Cash Flows from Operating Activities
  Net income (loss).....................  $  (308,995)   $ 1,378,924    $   393,105
  Adjustments to reconcile net income
     (loss) to net cash provided by
     operating activities:
  Depreciation..........................      741,843        861,481        922,412
  Deferred income taxes.................      517,292       (261,208)      (630,026)
  Loss (gain) on sale of equipment......        3,815        (16,000)        57,865
  Change in assets and liabilities:
     (Increase) decrease in:
     Trade receivables..................    1,604,836        (45,503)       173,364
     Inventories........................     (282,916)     2,468,662       (307,192)
     Prepaid expenses and other
       assets...........................   (1,225,027)     1,282,915      1,150,318
     Prepaid income taxes...............      882,000        306,000       (157,000)
     Increase (decrease) in accounts
       payable and accrued expenses.....      974,788       (740,537)       436,208
                                          -----------    -----------    -----------
  Net cash provided by operating
     activities ........................    2,907,636      5,234,734      2,039,054
                                          -----------    -----------    -----------
Cash Flows from Investing Activities
  Proceeds from sale of equipment.......        3,000         16,000             --
  Purchase of equipment.................     (334,324)      (133,988)       (40,380)
  Collections on notes receivable from
     officers...........................       34,095         17,252        360,269
                                          -----------    -----------    -----------
  Net cash provided by (used in)
     investing activities...............     (297,229)      (100,736)       319,889
                                          -----------    -----------    -----------
Cash Flows from Financing Activities
  Borrowings on long-term debt..........      558,000        491,861             --
  Cash dividends paid...................           --             --        (63,600)
  Principal payments on long-term debt
     and capital
     leases.............................   (1,861,478)    (1,853,932)    (2,553,502)
  Purchase of preferred stock for
     retirement.........................           --       (150,000)            --
  Other.................................           --             --        (19,770)
                                          -----------    -----------    -----------
  Net cash (used in) financing
     activities.........................   (1,303,478)    (1,512,071)    (2,636,872)
                                          -----------    -----------    -----------
  Increase (decrease) in cash and cash
     equivalents........................    1,306,929      3,621,927       (277,929)
Cash and Cash Equivalents
  Beginning.............................      171,144      1,478,073      5,100,000
                                          -----------    -----------    -----------
  Ending................................  $ 1,478,073    $ 5,100,000    $ 4,822,071
                                          ===========    ===========    ===========

                       See Notes to Financial Statements.

                            LA VICTORIA FOODS, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Nature of business: La Victoria is engaged in the manufacture, distribution and sale of a variety of Mexican food products primarily to grocery stores, independent retail food outlets and individual retailers in the western United States on credit terms that La Victoria establishes for individual customers. In addition, La Victoria sells its products to warehouse clubs and on a private label basis.

     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and their reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and cash equivalents: For the purpose of reporting cash flows, La Victoria considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

     Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

     Market development fund allowance: La Victoria provides credits to customers related to specific marketing programs upon proof of the participation by the customer. All credits offered to customers are recorded at the time of performance, as a credit against amounts due from the customers.

     Property, equipment and leasehold improvements: Property, equipment and leasehold improvements are recorded at cost. Depreciation is computed primarily by the straight-line method, over the following estimated useful lives:

                                            YEARS
                                            -----
Automobiles and trucks..................     5
Machinery and equipment.................    5-10
Furniture and fixtures..................    5-10
Buildings...............................     15

     Leaseholds improvements are depreciated over the shorter of the term of the lease or their estimated useful lives. Depreciation expense on assets acquired under capital leases is included with depreciation on owned assets.

     Income taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets and deferred tax liabilities are recognized for temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Revenue recognition: La Victoria recognizes revenue upon delivery of its products to customers or distributors because La Victoria is not obligated to perform significant activities after shipment of the product.

     Advertising: La Victoria expenses the production costs of advertising the first time the advertising event takes place. Prepaid advertising represents unused media time which is expensed when the air time is used.

     Fair value of financial instruments: The fair value of cash and cash equivalents, accounts receivable and accounts payable approximate the carrying amount because of the short maturity of those investments. The fair value of the short and long-term debt is estimated based on interest rates for the same or similar debt offered to La Victoria having the same or similar remaining maturities and collateral requirements and approximates the fair value.

                            LA VICTORIA FOODS, INC.

     Earnings (loss) per share: Earnings (loss) per share is based on the weighted average number of common and common equivalent shares outstanding during each period.

     The Financial Accounting Standards Board (FASB) has issued Statement No. 128, "Earnings Per Share," which supersedes Accounting Principles Board (APB) Opinion No. 15. Statement No. 128 requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities, outstanding that trade in a public market. Those entities that have only common stock outstanding are required to present basic earnings per-share amounts. All other entities are required to present basic and diluted per-share amounts. Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase the income per common share from continuing operations. All entities required to present per-share amounts must initially apply Statement No. 128 for annual and interim periods ending after December 15, 1997. Earlier application is not permitted.

     Because La Victoria has no potential common stock outstanding, La Victoria will be required to present only basic earnings per share. The adoption of Statement No. 128 would have had no effect on La Victoria's reported earnings per share.

NOTE 2. INVENTORIES

     Inventories consisted of the following:

                                                                     MAY 31,
                                                            --------------------------
                                                               1996           1997
                                                            -----------    -----------
Finished goods............................................  $ 9,016,592    $ 8,595,094
Raw materials.............................................      398,107        436,772
Supplies..................................................      269,343        959,418
                                                            -----------    -----------
                                                            $ 9,684,042    $ 9,991,234
                                                            ===========    ===========

NOTE 3. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     The components of property, equipment and leasehold improvements are as follows:

                                                                     MAY 31,
                                                            --------------------------
                                                               1996           1997
                                                            -----------    -----------
Leasehold improvements....................................  $ 1,630,615    $ 1,630,615
Buildings under capital leases............................    6,471,000      6,471,000
Machinery and equipment...................................    9,289,994      8,901,297
Furniture and fixtures....................................      515,666        531,985
Autos and trucks..........................................      125,600        125,600
Construction in progress..................................       12,716          4,845
                                                            -----------    -----------
                                                             18,045,591     17,665,342
Less accumulated depreciation including amounts applicable
  to assets acquired under capital leases of $1,606,993 in
  1996 and $1,950,336 in 1997.............................    8,885,118      9,444,766
                                                            -----------    -----------
                                                            $ 9,160,473    $ 8,220,576
                                                            ===========    ===========

NOTE 4. LINE OF CREDIT AND LONG-TERM DEBT

     La Victoria has a $3,000,000 unsecured line of credit agreement with a bank. Interest on the line of credit is at the bank's prime rate (8.5% at May 31, 1997) or at LIBOR (5.77% at May 31, 1997) plus 2%, at

                            LA VICTORIA FOODS, INC.

La Victoria's option. The agreement expires in September 1997. There were no amounts outstanding at May 31, 1996 and 1997. La Victoria also has a term note outstanding with the same bank with a balance as of May 31, 1997 of $1,558,333. The term note is unsecured and is due in monthly installments of $91,667 plus interest at 6.48%. Final payment is due in October 1998. Both the line of credit and the term debt contain covenants requiring the maintenance of certain financial ratios and minimum tangible net worth. La Victoria was not in compliance with the cash flow coverage requirement for the year ended May 31, 1997 and has obtained a waiver from the bank of this covenant.

     Aggregate maturities of long-term debt as of May 31, 1997 are as follows:

YEAR ENDED MAY 31,
------------------
1998.....................................................  $1,100,000
1999.....................................................     458,333
                                                           ----------
                                                           $1,558,333
                                                           ==========

NOTE 5. LEASE COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

     Lease commitments: La Victoria leases its facilities from related parties under three agreements. In July 1995, La Victoria exercised all remaining options on one of the lease agreements and amended the other two agreements to provide that all agreements expire in July 2010. As a result, the lease agreements were reclassified as capital leases. Prior to July 1995, two of the leases were classified as operating leases. In accordance with FASB Statement No. 13, the portion of the lease related to the land for one of the facilities has been classified as operating.

     The lease agreements call for monthly rentals of $17,800, $21,860 and $71,685, with each agreement subject to adjustment every five years beginning in August 2000, based on changes in the Consumer Price Index. Future increases in rent payments as a result of these changes are expensed as incurred. La Victoria is obligated to pay property taxes and insurance plus normal repairs and maintenance on all of the above facility leases. The implicit interest rates for each of the agreements is 11.8%, 15.5% and 13.5%, respectively.

     La Victoria also leases certain equipment and office space on a month-to-month basis.

     The total minimum lease commitment under terms of operating and capital lease agreements for facilities at May 31, 1997, is as follows:

YEAR ENDED MAY 31,                                           OPERATING       CAPITAL
------------------                                           ----------    -----------
1998.......................................................  $  151,191    $   951,504
1999.......................................................     147,891        951,504
2000.......................................................     136,416        951,504
2001.......................................................     136,416        951,504
2002.......................................................     136,416        951,504
Thereafter.................................................   1,114,064      7,770,616
                                                             ----------    -----------
                                                             $1,822,394     12,528,136
                                                             ==========
  Less amount representing interest........................                  6,718,974
                                                                           -----------
                                                                           $ 5,809,162
                                                                           ===========

     The total rental expense relating to facilities and equipment included in the statements of income for the years ended May 31, 1995, 1996 and 1997 was $1,024,829, $998,687 and $849,699, respectively. Rent expense for the years ended May 31, 1995, 1996 and 1997 include contingent rentals on capital leases of approximately $210,000 related to increases in the base rent as a result of increases in the Consumer Price Index.

                            LA VICTORIA FOODS, INC.

     Related party transactions: During the year ended May 31, 1995, La Victoria purchased $1,174,732 of inventory from a company owned by the shareholders. There were no purchases from this company during the period ended May 31, 1996 or 1997.

     Litigation: La Victoria is party to litigation relating to property damage and liability claims as well as certain employment-related matters arising in the ordinary course of business. Management does not believe that the outcome of the matters will have a material adverse effect on the financial position of La Victoria.

     By letter dated April 13, 1995, the U.S. Environmental Protection Agency ("EPA") has identified La Victoria as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), for the cleanup of contamination from hazardous substances at the South El Monte Operable Unit of the San Gabriel Valley Superfund Site. La Victoria has completed a subsurface soil remediation of solvents at its Rosemead facility, which is located within the San Gabriel Valley. Under CERCLA, persons may be subject to joint and several liability for cleanup costs.

     The EPA has identified approximately fifty PRPs at the site. The EPA has requested that La Victoria participate in the groundwater sampling program for a remedial investigation and feasibility study. Based on the limited impact to groundwater that appears to be related to La Victoria's Rosemead facility, La Victoria declined to participate in the groundwater monitoring. Since that time, La Victoria has received no further correspondence from the EPA. La Victoria does not believe that its ultimate liabilities in relation to the site will have a material effect on its financial position; however, it is not possible to determine the ultimate environmental liabilities, if any, that may arise from this matter.

     In March 1995, La Victoria and F.M. Roberts & Company, Inc. ("F.M. Roberts") entered into an engagement letter in connection with a possible sale of La Victoria. This engagement letter was amended by the parties on March 28, 1996. On April 29, 1997, La Victoria received a demand letter from F.M. Roberts claiming that, under the terms of this engagement letter, it is entitled to an investment banking fee in the amount of $360,000 in connection with the acquisition by LV Foods of its 50% beneficial ownership interest of La Victoria. Although La Victoria believes that this claim is without merit, a settlement of this matter is being discussed with F.M. Roberts. Under the terms of the settlement being discussed, any payments to F.M. Roberts would be funded by TSG2 L.P. (which is an indirect owner of 50% of the common stock of La Victoria) and would not be directly or indirectly paid by La Victoria. Although there can be no assurance that this matter will be settled, on the current terms being discussed or otherwise, La Victoria does not believe that it will be required to pay any amounts to F.M. Roberts.

NOTE 6. INCOME TAX MATTERS

     La Victoria's income tax expense (credits) consisted of the following:

                                                             YEARS ENDED MAY 31,
                                                     -----------------------------------
                                                       1995         1996         1997
                                                     ---------   ----------   ----------
Current............................................  $(598,172)  $1,240,807   $1,218,259
Deferred...........................................    517,292     (261,208)    (630,026)
                                                     ---------   ----------   ----------
                                                     $ (80,880)  $  979,599   $  588,233
                                                     =========   ==========   ==========

                            LA VICTORIA FOODS, INC.

     La Victoria's income tax expense (credits) differs from the federal statutory rate as follows:

                                                              YEARS ENDED MAY 31,
                                                       ---------------------------------
                                                         1995        1996        1997
                                                       ---------   --------   ----------
Statutory rate applied to income (loss) before
  taxes..............................................  $(136,000)  $825,000    $343,000
State income taxes net of federal benefit............    (23,000)   143,000      74,000
Nondeductible expenses...............................     23,000      9,000     171,000
Limitation on state operating loss carryforwards.....     53,000         --          --
Other................................................      2,120      2,599         233
                                                       ---------   --------    --------
                                                       $ (80,880)  $979,599    $588,233
                                                       =========   ========    ========

     The components of deferred taxes are as follows:

                                                                     MAY 31,
                                                              ----------------------
                                                                1996         1997
                                                              ---------    ---------
Property, equipment and leasehold improvements..............  $(492,000)   $(537,000)
Capital leases..............................................    399,000      542,000
Accounts receivable reserves................................     20,000       20,000
Accrued vacation pay........................................     82,000       69,000
Inventory capitalization....................................    144,000      160,000
Other accrued expenses......................................     88,974      192,000
Prepaid advertising.........................................   (426,000)          --
                                                              ---------    ---------
                                                               (184,026)     446,000
Vacation allowance..........................................         --           --
                                                              ---------    ---------
                                                              $(184,026)   $ 446,000
                                                              =========    =========

     The components of net deferred tax assets (liabilities) described above included in the accompanying balance sheets are as follows:

                                                                     MAY 31,
                                                              ----------------------
                                                                1996         1997
                                                              ---------    ---------
Current assets..............................................  $      --    $451,000
Current (liabilities).......................................    (91,000)         --
Noncurrent (liabilities)....................................    (93,026)     (5,000)
                                                              ---------    --------
                                                              $(184,026)   $446,000
                                                              =========    ========

NOTE 7. PROFIT SHARING AND PENSION PLANS

     La Victoria has a profit sharing plan for those employees who meet the eligibility requirements set forth in the Plan. Contributions to the Plan are at the discretion of La Victoria's Board of Directors. For the years ended May 31, 1996 and 1997, contributions totaled $171,962 and $175,000 respectively. For the year ended May 31, 1995, La Victoria made no contributions.

     La Victoria's union employees participate in a defined contribution retirement plan. Contributions to that Plan are made in accordance with the negotiated labor contract.

NOTE 8. SHAREHOLDERS' EQUITY

     La Victoria is authorized to issue two classes of preferred stock. All preferred shares are nonvoting and have a liquidation preference over the common shares.

                            LA VICTORIA FOODS, INC.

NOTE 9. CONCENTRATIONS

     At May 31, 1997, La Victoria had approximately $4,822,000 deposited at a single financial institution. Deposits are insured by the FDIC up to $100,000. La Victoria had also invested in $5,100,000 of commercial paper with the same institution as of May 31, 1996 and had made no commercial paper investments with the same institution as of May 31, 1997. The investments are typically under 15 days in duration.

     Substantially all of La Victoria's manufacturing labor is covered by a negotiated union contract which expires in 2000.

     La Victoria had sales to the following customers that individually accounted for more than 10% of La Victoria's total revenue.

                                                               1995         1996         1997
                                                            ----------   ----------   ----------
American Stores Company...................................  $3,592,256   $3,742,841   $3,725,417
Safeway, Inc..............................................   5,223,806    5,502,598    4,781,965

NOTE 10. ADVERTISING

     At May 31, 1996 and 1997, $1,064,906 and $0 of advertising was reported as prepaid expenses, respectively. Advertising expense was $4,939,284, $1,937,217 and $2,510,339 for the years ended May 31, 1995, 1996 and 1997, respectively.

NOTE 11. DISCRETIONARY BONUSES AND FEES

     La Victoria pays discretionary bonuses to their officers and key employees. The amounts of these bonuses charged for the years ended May 31, 1995, 1996 and 1997 were approximately $0, $710,000 and $925,000, respectively, including $0, $550,000 and $725,000, respectively for bonuses paid to shareholders. In addition, during the year ended May 31, 1997, La Victoria paid $725,000 to related parties to reimburse expenses incurred in connection with the acquisition of 50% ownership of La Victoria by LV Foods.

NOTE 12. SUBSEQUENT EVENT

     La Victoria's shareholders have agreed to transfer their shares to Authentic Specialty Foods, Inc. conditioned upon the successful completion of an initial public offering of common stock of Authentic Specialty Foods, Inc. Immediately prior to the closing of the sale, La Victoria will declare a $4 million dividend to its existing shareholders. In addition, La Victoria entered into an employment contract with its President for $360,000 annually plus bonuses. The contract expires in 2002. In the event of termination without cause, the contract requires La Victoria to pay the greater of $1,980,000 or $660,000 times the number of years remaining on the contract.

NOTE 13. SUPPLEMENTAL CASH FLOWS INFORMATION

                                                     1995          1996         1997
                                                  -----------   ----------   ----------
Supplemental Disclosures of Cash Flow
  Information
  Cash payments for:
     Interest...................................  $   885,673   $  996,438   $  998,663
                                                  ===========   ==========   ==========
     Income taxes, net of refunds received......  $(1,430,172)  $  934,807   $1,375,259
                                                  ===========   ==========   ==========
Supplemental Schedule of Noncash Investing and
  Financing Activities, capital lease
  obligations incurred for use of buildings.....  $        --   $3,040,000   $       --
                                                  ===========   ==========   ==========

================================================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                       ---------------------------------

                               TABLE OF CONTENTS

                       ---------------------------------

                                            PAGE
                                            ----
Prospectus Summary........................    3
Risk Factors..............................    7
The La Victoria Acquisition...............   11
Use of Proceeds...........................   12
Dividend Policy...........................   12
Capitalization............................   13
Dilution..................................   14
Unaudited Pro Forma Consolidated Financial
  Statements..............................   15
Selected Financial Data...................   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   21
Business..................................   32
The Shansby Group.........................   42
Management................................   43
Certain Transactions......................   48
Principal Shareholders....................   50
Description of Capital Stock..............   51
Shares Eligible for Future Sale...........   54
Underwriting..............................   55
Legal Matters.............................   56
Experts...................................   56
Available Information.....................   57
Index to Financial Statements.............  F-1

  UNTIL SEPTEMBER 21, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================


================================================================================

                                4,000,000 SHARES

[CALIDAD LOGO]                                                [LA VICTORIA LOGO]

                              AUTHENTIC SPECIALTY
                                  FOODS, INC.

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS

                          ---------------------------

                                CRUTTENDEN ROTH
                                  INCORPORATED

                            SUTRO & CO. INCORPORATED

                           WEDBUSH MORGAN SECURITIES

                                AUGUST 27, 1997

================================================================================